QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 14, 2007

Registration No. 333-142273

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TransDigm Group Incorporated
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

51-0484716
(I.R.S. Employer Identification No.)

1301 East 9th Street, Suite 3710
Cleveland, Ohio 44114
(216) 706-2960
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

W. Nicholas Howley
Chairman and Chief Executive Officer
TransDigm Group Incorporated
1301 East 9th Street, Suite 3710
Cleveland, Ohio 44114
Tel: (216) 706-2960
Fax: (216) 706-2937
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cristopher Greer, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Tel: (212) 728-8000 Fax: (212) 728-8111	Damien Zoubek, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475 Tel: (212) 474-1000 Fax: (212) 474-3700

Approximate date of commencement of proposed sale to the public:
As soon as practicable following the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, $0.01 par value	11,500,000 shares	$423,430,000	$36.82	$12,999

(1)
The proposed maximum offering price per share has been estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and is based upon the average of the high and low prices of the registrant's common stock on The New York Stock Exchange on May 10, 2007. Includes the offering price attributable to shares available for purchase by the underwriters to cover over-allotments, if any.

(2)
A filing fee of $13,614 was previously paid by the registrant in connection with the initial filing of this Registration Statement on Form S-3 (File No. 333-142273).

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 14, 2007

10,000,000 Shares

TransDigm Group Incorporated

        The selling stockholders named in this prospectus, including members of our senior management, are offering all of the shares of common stock to be sold in this offering. We will not receive any proceeds from the sale of shares of our common stock being sold by the selling stockholders.

        Our common stock is listed on The New York Stock Exchange under the trading symbol "TDG." The last reported sale price of our common stock on the New York Stock Exchange on May 10, 2007 was $36.34 per share.

        The underwriters have an option to purchase a maximum of 1,500,000 additional shares from the selling stockholders to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 12.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Selling Stockholders
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                        , 2007.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Banc of America Securities LLC	Lehman Brothers

UBS Investment Bank

The date of this prospectus is                        , 2007.

Each of the aircraft pictured is not manufactured by TransDigm Group Inc. or its subsidiaries, but incorporate products manufactured by TransDigm Group Inc. or its subsidiaries.

TRANSDIGM GROUP INC.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	12
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	23
USE OF PROCEEDS	24
PRICE RANGE OF OUR COMMON STOCK	25
DIVIDEND POLICY	25
CAPITALIZATION	26
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA	27
SELLING STOCKHOLDERS	32
UNDERWRITING	34
NOTICE TO NON-U.S. RESIDENTS	37
LEGAL MATTERS	41
EXPERTS	41
WHERE YOU CAN FIND MORE INFORMATION	41
TRANSFER AGENT AND REGISTRAR	42
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	42
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

        You should rely only on the information contained in this prospectus. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with any information other than the information contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus and in documents we file with the Securities and Exchange Commission, or the SEC, that are incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the information incorporated by reference in this prospectus carefully, including the financial statements and the related notes appearing elsewhere in this prospectus or incorporated by reference in this prospectus, before making an investment decision. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the "Risk Factors" and other sections of this prospectus and in the documents incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to "we," "us," "our" and "the Company" refer to TransDigm Group Incorporated and its subsidiaries.

        As more fully described below under the heading "Recent Developments," on February 7, 2007, we completed the acquisition of Aviation Technologies, Inc., or ATI, and related financing transactions. The acquisition of ATI and the related financing transactions are sometimes collectively referred to in this prospectus as the "Transactions." Except as the context otherwise requires, all pro forma data gives effect to the Transactions.

        We and ATI have historically reported our financial results based on different fiscal year-ends. References to the Company's "fiscal year" mean the year ending or ended September 30. For example, "fiscal year 2006" or "fiscal 2006" means the period from October 1, 2005 to September 30, 2006. However, references to ATI's fiscal year mean the year ending or ended December 31.

Our Company

        We believe we are a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Our business is well diversified due to the broad range of products we offer to our customers. Some of our more significant product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include ignition systems and components, gear pumps, mechanical/electro-mechanical actuators and controls, NiCad batteries/chargers, power conditioning devices, hold-open rods and locking devices, engineered connectors, engineered latches and cockpit security devices, lavatory hardware and components, specialized AC/DC electric motors, aircraft audio systems, specialized cockpit displays and specialized valving. Each of these product offerings consists of many individual products that are typically customized to meet the needs of a particular aircraft platform or customer.

        For fiscal year 2006, we generated net sales of $435.2 million and net income of $25.1 million. In addition, for fiscal year 2006, our EBITDA was $134.3 million, or 30.9% of net sales, our EBITDA As Defined was $194.4 million, or 44.7% of net sales, and our capital expenditures were $8.4 million, or 1.9% of net sales. For the twenty-six week period ended March 31, 2007, we generated net sales of $267.1 million and net income of $41.8 million. In addition, during the same period, our EBITDA was $117.4 million, or 44.0% of net sales, our EBITDA As Defined was $124.5 million, or 46.6% of net sales, and our capital expenditures were $4.2 million, or 1.6% of net sales.

        As described in more detail below, on February 7, 2007, we completed the Transactions. For the twelve-month period ended September 30, 2006, our pro forma net sales would have been $540.1 million and our pro forma net income would have been $16.4 million. In addition, for the twelve-month period ended September 30, 2006, our pro forma EBITDA would have been $160.9 million, or 29.8% of pro forma net sales, and our pro forma EBITDA As Defined would have been $228.5 million, or 42.3% of pro forma net sales. For the twenty-six week period ended March 31, 2007, our pro forma net sales would have been $304.9 million and our pro forma net income would have been $23.6 million. During this same period, our pro forma EBITDA would have been

$102.8 million, or 33.7% of pro forma net sales, and our pro forma EBITDA As Defined would have been $136.0 million, or 44.6% of pro forma net sales.

        We estimate that over 90% of our net sales for fiscal year 2006 were generated by proprietary products for which we own the design. In addition, for fiscal year 2006, we estimate that we generated approximately 75% of our net sales from products for which we are the sole source supplier. The ATI business has similar characteristics, with approximately 90% of its net sales for its fiscal year ended December 31, 2006 being generated by its proprietary products, and approximately 85% of its net sales during this period being generated from products for which it is the sole source supplier.

        Most of our products generate significant aftermarket revenue. Once our parts are designed into and sold as original equipment on an aircraft, we generate net sales from recurring aftermarket consumption over the life of that aircraft. This installed base and our sole source provider position typically generate a long-term stream of aftermarket revenues over the estimated 30-year life of an individual aircraft. We estimate that approximately 60% of our net sales in fiscal year 2006 were generated from aftermarket sales, the vast majority of which come from the commercial and military aftermarkets. These aftermarket revenues have historically produced a higher gross margin and been more stable than sales to original equipment manufacturers, or OEMs. Similarly, we estimate that approximately 50% of ATI's net sales for its fiscal year ended December 31, 2006 were generated from aftermarket sales.

        We provide components for a large, diverse installed base of aircraft and, therefore, we are not overly dependent on any single airframe. For example, we estimate that sales to support any single OEM airframe production requirement did not exceed 4% of our net sales for fiscal year 2006, and sales to support any single aftermarket airframe platform did not exceed 5% of our net sales for this same period.

Industry and Market Overview

        We primarily compete in the commercial and military aerospace industry. The commercial aftermarket, where we have historically derived the largest percentage of our net sales, has generally been more stable and has exhibited more consistent growth compared to the commercial OEM market, which has historically exhibited cyclical swings due to changes in production rates for new aircraft. We believe that over any extended period, commercial aftermarket revenue is driven primarily by the number of miles flown by paying customers of commercial airlines, which is known in the industry and referred to in this prospectus as revenue passenger miles, or RPMs, and by the size and age of the worldwide aircraft fleet.

        Historically, aftermarket and OEM sales in the military sector tend to follow defense spending. Military aftermarket revenue is driven primarily by the operational tempo of the military, while military OEM revenue is driven primarily by spending on new systems and platforms.

Our Competitive Strengths

        We believe our key competitive strengths include:

        Large and Growing Installed Product Base with Aftermarket Revenue Stream.    We provide components to a large and growing installed base of aircraft to which we supply aftermarket products. We estimate that our products are installed on more than 40,000 commercial transport, regional transport, military and general aviation fixed wing turbine aircraft and over 15,000 rotary wing aircraft.

        Diversified Revenue Base.    We believe that our diversified revenue base reduces our dependence on any particular product, platform or market segment and has been a significant factor in maintaining our financial performance. Our products are installed on almost all of the major commercial aircraft platforms now in production, including the Boeing 737, 747, 757, 767 and 777, the Airbus A300/310, A319/20/21 and A330/340, the Bombardier CRJ's and Challenger, the Embraer RJ's, the Cessna Citation family, the Raytheon Premier and Hawker and most Gulfstream airframes. Military platforms include aircraft such as the Boeing C-17, F-15 and F-18, the Lockheed Martin C-130J and F-16, the Northrop Grumman E2C (Hawkeye), the Joint Strikefighter and the Blackhawk, Chinook and Apache helicopters. We expect to continue to develop new products for military and commercial applications. For example, we have been certified to provide, and expect to receive additional certifications to provide, a range of components for the new Boeing 787 and Airbus A380 and A400M.

        Significant Barriers to Entry.    We believe that the niche nature of our markets, the industry's stringent regulatory and certification requirements, the large number of products that we sell and the investments necessary to develop and certify products create barriers to entry for potential competitors. We believe that because we strive to deliver products that meet or exceed our customers' expectations and performance standards, our customers have a reduced incentive to certify another supplier because of the cost and time of the certification process. In addition, concerns about safety and the indirect costs of flight delays if products are unavailable or undependable make our customers hesitant to switch to new suppliers.

        Strong Cash Flow Generation.    We have generated strong recurring operating cash flow as a result of our historically high margins and low capital expenditure requirements. We believe that our high margins are the result of the value we provide to our customers through our engineering, service and manufacturing capabilities, our focus on proprietary and high margin aftermarket business, our ability to generate profitable new business and our ability to consistently realize productivity savings. For fiscal years 2006, 2005 and 2004, our EBITDA As Defined margins were 44.7%, 43.9% and 46.3%, respectively. In addition, our low recurring capital expenditure requirements, which have historically been approximately 2% of net sales per year, coupled with our consistent installed revenue base, have historically provided us with a stable stream of cash flows.

        Consistent Track Record of Financial Success and Strong Growth.    From fiscal year 1994 to fiscal year 2006, our net sales grew at a Compound Annual Growth Rate, or CAGR, of 19.4%, and during this same period our EBITDA As Defined grew at a CAGR of 28.2%.

        Value-Driven Management Team with a Successful Track Record.    Our operations are managed by a very experienced, value-driven management team with a proven record of growing our business organically, reducing overhead, rationalizing costs and integrating acquisitions. In the aggregate, our management team owns approximately 15.1% of our common stock before this offering, and will own approximately 12.1% of our common stock after this offering (or approximately 11.7% if the underwriters' over-allotment option is exercised in full), in all cases on a fully diluted basis, assuming the exercise of outstanding stock options.

Our Business Strategy

        Our business strategy is made up of two key elements: (1) a value-driven operating strategy focused around our three core value drivers; and (2) a selective acquisition strategy.

        Value-Driven Operating Strategy.    Our three core value drivers are:

  •
  Obtaining Profitable New Business.    We attempt to obtain profitable new business by using our technical expertise, application skill and our detailed knowledge of our customer base and the individual niche markets in which we operate. We develop reliable, high value-added products that meet our customers' specific new application requirements and/or solve problems with current applications. We have regularly been successful in identifying and developing both aftermarket and OEM products to drive our growth. We work closely with OEMs, airlines and other end users to identify components that are not meeting their performance or reliability expectations. We then attempt to develop products that meet or exceed their expectations. For example, Airbus S.A.S. selected us to design the security bolting system that has been installed on all Airbus cockpit doors to comply with the Federal Aviation Administration, or the FAA, and European regulatory requirements adopted after the events of September 11, 2001. In addition, we have been selected to design and produce the flight deck audio system for the Boeing 787 aircraft.

  •
  Improving Our Cost Structure.    We attempt to make improvements to our cost structure through detailed attention to the cost of each of the products that we offer and our organizational structure, with a focus on reducing the cost of each. By maintaining this detailed focus across each area of our company, we have been able to consistently improve our overall cost structure through all phases of the market cycles of the aerospace industry.

  •
  Providing Highly Engineered Value-Added Products to Customers.    We focus on the engineering, manufacturing and marketing of a broad range of highly engineered niche products that we believe provide value to our customers. We have been consistently successful in communicating to our customers the value of our products. This has generally enabled us to price our products to fairly reflect the value we provide and the resources required to do so.

        Selective Acquisition Strategy.    We selectively pursue the acquisition of proprietary component businesses when we see an opportunity to create value through the application of our three core value-driven operating strategies. The aerospace industry, in particular, remains highly fragmented, with many of the companies in the industry being small private businesses or small non-core operations of larger businesses. We have significant experience among our management team in executing acquisitions and integrating acquired businesses into our company and culture, having successfully acquired and integrated 19 businesses and/or product lines since our formation in 1993.

Recent Developments

        On February 7, 2007, we completed the acquisition of ATI, which resulted in ATI becoming a wholly owned subsidiary of TransDigm Inc. Stockholders of ATI received cash in exchange for their shares of ATI. The aggregate purchase price paid by TransDigm Inc. in connection with the acquisition was $430.1 million, which included the amounts paid by TransDigm Inc. in connection with the repayment of ATI's outstanding indebtedness and the transaction expenses of ATI.

        ATI serves the aerospace and defense marketplace with a proprietary, sole source, custom engineered product offering through its wholly owned subsidiaries, Avtech Corporation and ADS/Transicoil. Avtech Corporation has been an industry leader in the design, development and manufacture of electronic systems for the aerospace industry, focusing on audio and power systems, cabin and other lighting products and power control products. ADS/Transicoil focuses on developing and manufacturing products involving micro-mechanics and sophisticated electronics primarily for aerospace and defense applications, including liquid crystal and other cockpit displays, clocks, motors and related components and instruments. We believe that the acquisition of ATI will expand our existing positions in aerospace motors and electrical power applications as well as open up a new growth platform in flight deck and cabin electronics products.

        ATI sells a significant amount of proprietary products with substantial aftermarket content. Approximately 90% of ATI's net sales for its fiscal year ended December 31, 2006 were generated from proprietary products and approximately 50% of ATI's net sales during this period were related to the aftermarket. In addition, approximately 80% of ATI's net sales for its fiscal year ended December 31, 2006 came from the commercial sector, with the remaining 20% of such net sales coming from the military sector. ATI has a diversified revenue base with its products installed on almost all of the major commercial platforms now in production, including the Boeing 737, 747, 757, 767 and 777, the Airbus A300/310, A319/20/21, the Bombadier CRJs and Challenger and the Embraer RJs, which reduces its dependence on any particular product or platform. In addition, ATI services most of the same military platforms that we currently serve.

        We financed the ATI acquisition through additional borrowings under our senior secured credit facility, the issuance by TransDigm Inc. of additional senior subordinated notes and the use of a portion of our available cash balances. Specifically, on January 25, 2007, we entered into an amendment to our senior secured credit facility which provided for, among other things, an additional term loan of $130 million. In addition, on February 7, 2007, TransDigm Inc. issued and sold $300 million of its 7 3/4% senior subordinated notes due 2014, or the new senior subordinated notes. The new senior subordinated notes were issued under the indenture dated as of June 23, 2006 pursuant to which TransDigm Inc. previously issued $275 million in aggregate principal amount of its 7 3/4% senior subordinated notes due 2014, or the original senior subordinated notes. The new senior subordinated notes and the original senior subordinated notes are sometimes collectively referred to in this prospectus as the "senior subordinated notes." We used the net proceeds from the issuance and sale of the new senior subordinated notes, together with the net proceeds from the borrowing under the additional term loan under our senior secured credit facility and a portion of our existing cash balances, to fund our acquisition of ATI and to pay related transaction expenses.

Organizational Structure and Related Matters

        TransDigm Inc. was formed in July 1993 in connection with the acquisition of certain companies from IMO Industries Inc. TransDigm Group Incorporated, or TD Group, was formed in July 2003 at the direction of Warburg Pincus Private Equity VIII, L.P., or Warburg Pincus, to facilitate the acquisition of TransDigm Holding Company, or TransDigm Holdings. On July 22, 2003, TD Acquisition Corporation, a newly formed, wholly-owned subsidiary of TD Group, was merged with and into TransDigm Holdings with TransDigm Holdings continuing as the surviving corporation. Contemporaneously with the completion of that merger, a newly formed, wholly-owned subsidiary of TD Acquisition Corporation was merged with and into TransDigm Inc., with TransDigm Inc. continuing as the surviving corporation. These mergers are sometimes referred to in this prospectus as the "Mergers." Upon the completion of the Mergers, TransDigm Holdings became a wholly-owned subsidiary of TD Group, and TransDigm Inc. continued to be a wholly-owned subsidiary of TransDigm Holdings. In an effort to simplify our organizational structure, on June 26, 2006, TransDigm Holdings was merged with and into TransDigm Inc., with TransDigm Inc. continuing as the surviving corporation. TransDigm Holdings did not conduct any operations and did not have any significant assets other than its ownership interest in TransDigm Inc. Accordingly, as of the date of this prospectus, TransDigm Inc. is a wholly-owned subsidiary of TD Group.

        On March 20, 2006, certain of our stockholders and certain members of our management sold an aggregate of 12,597,756 shares of our common stock in an underwritten initial public offering, or the initial public offering, at a price of $21.00 per share. We did not offer any shares of common stock for sale in the initial public offering and we did not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on The New York Stock Exchange, or the NYSE, under the trading symbol "TDG." The last reported sale price of our common stock on the NYSE on May 10, 2007 was $36.34 per share.

        In connection with the initial public offering, Warburg Pincus and certain other then existing stockholders of TD Group contributed an aggregate of 31,093,057 shares of our common stock to TD Group Holdings, LLC, or TD Group, LLC, in exchange for membership interests in TD Group, LLC. As of the date of this prospectus, TD Group, LLC owns an aggregate of 31,093,057 shares of our common stock, and Warburg Pincus owns approximately 84.4% of the membership interests in TD Group, LLC. In addition, Warburg Pincus is the managing member of TD Group, LLC and, as such, controls all decisions with respect to the voting and disposition of our shares of common stock held by TD Group, LLC. TD Group, LLC is selling shares of common stock in this offering. After giving effect to this offering, TD Group, LLC will own 22,645,285 shares of our common stock (or 21,378,120 shares of our common stock if the underwriters' over-allotment option is fully exercised).

Corporate Information

        Our executive offices are located at 1301 East 9th Street, Suite 3710, Cleveland, Ohio 44114 and our telephone number is (216) 706-2960. Our website address is www.transdigm.com. Our website and the information contained on, or that can be accessed through, our website are not part of this prospectus.

The Offering

Common stock offered by the selling stockholders	10,000,000 shares (11,500,000 shares if the underwriter's over-allotment option is fully exercised).
Underwriters' over-allotment option	1,500,000 shares.
Common stock to be outstanding after this offering	46,582,957 shares (46,805,628 shares if the underwriters' over-allotment option is fully exercised).
Use of Proceeds
The proceeds from the sale of shares of our common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
The New York Stock Exchange symbol	TDG
Risk Factors	See "Risk Factors" on page 12 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Dividend Policy
We do not anticipate declaring or paying any regular cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors.

        Members of our management will exercise stock options in order to sell shares of common stock in this offering, and the number of shares of common stock to be outstanding immediately after this offering includes shares of common stock which will be issued upon exercise of stock options, and subsequently sold in this offering.

        The number of shares to be outstanding immediately after this offering is based on 45,098,507 shares of our common stock outstanding as of April 28, 2007, and excludes:

  •
  6,407,353 shares of our common stock (or 6,184,682 shares if the underwriters' over-allotment option is fully exercised) issuable upon the exercise of options to purchase shares of our common stock that will be outstanding immediately after this offering, at a weighted average exercise price of $8.91 per share (or $9.13 per share if the underwriters' over-allotment option is fully exercised); and

  •
  2,681,773 shares of our common stock reserved for future grants under our stock compensation plans as of April 28, 2007.

        In this prospectus, references to the number of shares of our common stock outstanding includes shares of restricted common stock issued under our stock compensation plans. As of April 28, 2007, there were 4,190 shares of restricted common stock outstanding under our stock compensation plans.

        Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters' over-allotment option.

Summary Historical and Pro Forma Condensed Consolidated Financial Data

        TD Group was formed in July 2003 under the name TD Holding Corporation to facilitate the consummation of the Mergers. TD Group does not have any operations other than through its ownership of its direct and indirect subsidiaries.

        The following table sets forth summary historical consolidated financial and other data of TD Group for the fiscal years ended September 30, 2006, 2005 and 2004, which have been derived from TD Group's audited consolidated financial statements. The following table also sets forth summary historical consolidated financial and other data of TD Group as of March 31, 2007 and for the twenty-six week periods ended March 31 2007 and April 1, 2006, which have been derived from TD Group's unaudited consolidated financial statements.

        On July 9, 2004, TransDigm Inc. acquired all of the outstanding capital stock of Avionic Instruments, Inc. On December 31, 2004, Skurka Aerospace Inc., or Skurka, acquired certain assets and assumed certain liabilities of Skurka Engineering Company. On January 28, 2005, TransDigm Inc. acquired all of the outstanding capital stock of Fluid Regulators Corporation. On June 30, 2005, Skurka acquired an aerospace motor product line from Eaton Corporation. On May 1, 2006, Skurka acquired certain assets and assumed certain liabilities of Electra-Motion, Inc. On June 12, 2006, TransDigm Inc. acquired all of the outstanding capital stock of Sweeney Engineering Corp. On October 3, 2006, TransDigm Inc. acquired all of the issued and outstanding capital stock of CDA InterCorp. On February 7, 2007, TransDigm Inc. completed the merger with ATI, resulting in ATI becoming a wholly-owned subsidiary of TransDigm Inc. The results of operations of the acquired entities, businesses and product line are included in TD Group's consolidated financial statements from the date of each of the acquisitions.

        The following table also sets forth summary pro forma condensed consolidated financial and other data (i) for the twelve-month period ended September 30, 2006 and (ii) for the twenty-six week period ended March 31, 2007, which we have derived from and should be read in conjunction with our unaudited pro forma condensed consolidated financial and other data included elsewhere in this prospectus. The unaudited condensed consolidated pro forma statement of operations data set forth below gives effect to the Transactions as if they had occurred on October 1, 2005. The summary pro forma condensed consolidated financial information set forth below should not be considered indicative of actual results that would have been achieved had the Transactions occurred on the respective date indicated and do not purport to indicate results of operations as of any future date or for any future period. We cannot assure you that the assumptions used in the preparation of the pro forma condensed consolidated financial information will prove to be correct.

        We present in this prospectus certain financial information based on our EBITDA and EBITDA As Defined. Neither EBITDA nor EBITDA As Defined is a measurement of financial performance under accounting principles generally accepted in the United States of America, or GAAP, and neither of these financial measures should be considered an alternative to net income or operating cash flows determined in accordance with GAAP, and our calculation of EBITDA and EBITDA As Defined may not be comparable to the calculation of similarly titled measures reported by other companies. While we believe that the presentation of EBITDA and EBITDA As Defined will enhance an investor's understanding of our operating performance, the use of EBITDA and EBITDA As Defined as analytical tools has limitations and you should not consider either of them in isolation, or as a substitute for an analysis of our results of operations as reported in accordance with GAAP. For a reconciliation of EBITDA and EBITDA As Defined to net income and for a description of the manner in which management uses these non-GAAP financial measures to evaluate our business, the economic substance behind management's decision to use these non-GAAP financial measures, the material limitations associated with the use of these non-GAAP financial measures and the manner in which management compensates for these limitations and the reasons why management believes these non-GAAP financial measures provide useful information to investors, please refer to footnotes 6 and 7 below.

        The information presented below should be read together with "Pro Forma Condensed Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus or incorporated by reference in this prospectus. All amounts set forth below are in thousands, except per share data.

				Pro Forma for the Twelve-Month Period Ended September 30, 2006(1)			Pro Forma for the Twenty-Six Week Period Ended March 31, 2007(1)
	Fiscal Years Ended September 30,				Twenty-Six Week Period Ended April 1, 2006	Twenty-Six Week Period Ended March 31, 2007
	2004	2005	2006
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Net sales	$300,703	$374,253	$435,164	$540,142	$208,416	$267,147	$304,862
Gross profit(2)	136,505	184,270	221,290	265,195	105,720	138,705	157,434
Operating expenses:
Selling and administrative	31,201	38,943	48,309	67,015	25,516	26,707	60,388
Amortization of intangibles	10,325	7,747	6,197	12,692	3,266	5,010	5,780
Refinancing costs(3)	—	—	48,617	48,617	—	—	—

Income from operations(2)	94,979	137,580	118,167	136,871	76,938	106,988	91,266
Interest expense, net	74,675	80,266	76,732	110,605	39,181	40,396	52,628
Other expense(4)	—	—	—	196	—	—	198

Income before income taxes	20,304	57,314	41,435	26,070	37,757	66,592	38,440
Income tax provision	6,682	22,627	16,318	9,698	14,499	24,743	14,794

Net income	$13,622	$34,687	$25,117	$16,372	$23,258	$41,849	$23,646

Net earnings per share:
Basic earnings per share	$0.31	$0.78	$0.57	$0.37	$0.53	$0.93	$0.53
Diluted earnings per share	$0.29	$0.75	$0.53	$0.35	$0.50	$0.87	$0.49
Weighted-Average Shares Outstanding:
Basic	44,193	44,202	44,415	44,415	44,228	44,872	44,872
Diluted	46,300	46,544	47,181	47,181	46,893	47,897	47,897
As of March 31, 2007
(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$64,795
Working capital(5)	237,422
Total assets	1,968,104
Long-term debt, including current portion	1,357,968
Stockholders' equity	412,193

				Pro Forma for the Twelve-Month Period Ended September 30, 2006(1)			Pro Forma for the Twenty-Six Week Period Ended March 31, 2007(1)
	Fiscal Years Ended September 30,				Twenty-Six Week Period Ended April 1, 2006	Twenty-Six Week Period Ended March 31, 2007
	2004	2005	2006
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other Financial Data:
Cash flows provided by (used in):
Operating activities	$111,139	$80,695	$3,058	$—	$(61,072)	$55,400	$—
Investing activities	(77,619)	(20,530)	(35,323)	—	(3,831)	(479,910)	—
Financing activities	(3,924)	(4,442)	(10,739)	—	(6,941)	428,088	—
Depreciation and amortization	18,303	16,956	16,111	24,277	8,152	10,428	11,740
Capital expenditures	5,416	7,960	8,350	9,646	3,831	4,205	4,535
Other Data:
EBITDA(6)(7)	$113,282	$154,536	$134,278	$160,902	$85,090	$117,416	$102,808
EBITDA, margin(8)	37.7%	41.3%	30.9%	29.8%	40.8%	44.0%	33.7%
EBITDA As Defined(6)(7)	$139,084	$164,240	$194,437	$228,508	$92,916	$124,546	$135,953
EBITDA As Defined, margin(8)	46.3%	43.9%	44.7%	42.3%	44.6%	46.6%	44.6%

(1)
TD Group's fiscal year ends on September 30. Prior to the acquisition, ATI's fiscal year ended on December 31. For purposes of determining the pro forma statement of operations and other financial data for the twelve-month period ended September 30, 2006, we utilized TD Group's statement of income and other financial data for its fiscal year ended September 30, 2006, and ATI's statement of income and other financial data for its fiscal year ended December 31, 2006. In addition, for purposes of determining the pro forma statement of operations and other financial data for the twenty-six week period ended March 31, 2007, we utilized TD Group's statement of income and other financial data for its twenty-six week period ended March 31, 2007, and ATI's statement of income and other financial data for the period from October 1, 2006 to February 7, 2007, the closing date of the Transactions.

(2)
Gross profit and income from operations include the effect of charges relating to purchase accounting adjustments to inventory associated with the acquisition of various businesses and a product line during the pro forma twelve-month period ended September 30, 2006 of $5.2 million, the fiscal years ended September 30, 2006, 2005 and 2004 of $0.2 million, $1.5 million and $18.5 million, respectively, the pro forma twenty-six week period ended March 31, 2007 of $1.1 million and the twenty-six week periods ended March 31, 2007 and April 1, 2006, of $2.5 million and $0, respectively.

(3)
Represents costs incurred in connection with the refinancing transactions completed in June 2006, including the premium paid to redeem the 8 3/8% senior subordinated notes of TransDigm Inc. of $25.6 million, the write off of debt issue costs of $22.9 million and other expenses of $0.1 million.

(4)
Represents a non-cash charge recorded by ATI relating to the disposal of certain property, plant and equipment by ATI during its fourth fiscal quarter ended December 31, 2006.

(5)
Computed as total current assets less total current liabilities.

(6)
EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA As Defined represents EBITDA plus, as applicable for the relevant period, inventory purchase accounting adjustments, acquisition integration costs, non-cash compensation and deferred compensation costs, one-time special bonus payments made to members of our management in November 2005, certain acquisition earnout costs, certain other non-cash and non-recurring expenses and certain costs and expenses incurred in connection with our financing activities and the initial public offering.

We present EBITDA because we believe it is a useful indicator of our operating performance. Our management believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to measure a company's operating performance without regard to items such as interest expense, income tax expense and depreciation and amortization, which can vary substantially from company to company depending upon, among other things, accounting methods, book value of assets, capital structure and the method by which assets are acquired. We also believe EBITDA is useful to our management and investors as a measure of comparative operating performance between time periods and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance.

Our management uses EBITDA As Defined to review and assess our operating performance and management team in connection with our employee incentive programs, the preparation of our annual budget and financial projections. Our management also believes that EBITDA As Defined is useful to investors because the revolving credit facility under our senior secured credit facility requires compliance, on a pro forma basis, with a first lien leverage ratio, which is measured based on our Consolidated EBITDA. The senior secured credit facility defines Consolidated EBITDA in the same manner as we have defined EBITDA As Defined.

Although we use EBITDA and EBITDA As Defined as measures to assess the performance of our business and for the other purposes set forth above, the use of these non-GAAP financial measures as analytical tools has limitations, and you should not consider any of them in isolation, or as a substitute for analysis of our results of operations as reported in accordance with GAAP. Some of these limitations are:

•
none of these measures reflects the significant interest expense, or the cash requirements necessary to service interest payments, on our indebtedness;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and none of these measures reflects any cash requirements for such replacements;

•
the omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of these measures;

•
none of these measures includes the payment of taxes, which is a necessary element of our operations; and

•
EBITDA As Defined excludes the cash expense we have incurred to integrate acquired businesses into our operations, which is a necessary element of certain of our acquisitions.

Because
of these limitations, EBITDA and EBITDA As Defined should not be considered as measures of discretionary cash available to us to invest in the growth of our business. Management compensates for these limitations by not viewing EBITDA or EBITDA As Defined in isolation, and specifically by using other GAAP measures, such as net income, net sales and operating profit, to measure our operating performance. Neither EBITDA nor EBITDA As Defined is a measurement of financial performance under GAAP and neither should be considered as an alternative to net income or cash flow from operations determined in accordance with GAAP, and our calculation of EBITDA and EBITDA As Defined may not be comparable to the calculation of similarly titled measures reported by other companies.

(7)
The following is a reconciliation of EBITDA and EBITDA As Defined to net income:

				Pro Forma for the Twelve-Month Period Ended September 30, 2006(a)			Pro Forma for the Twenty-Six Week Period Ended March 31, 2007(a)
	Fiscal Years Ended September 30,				Twenty-Six Week Period Ended April 1, 2006	Twenty-Six Week Period Ended March 31, 2007
	2004	2005	2006
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$13,622	$34,687	$25,117	$16,372	$23,258	$41,849	$23,646
Add:
Depreciation and amortization	18,303	16,956	16,111	24,227	8,152	10,428	11,740
Interest expense, net	74,675	80,266	76,732	110,605	39,181	40,396	52,628
Income tax provision	6,682	22,627	16,318	9,698	14,499	24,743	14,794

EBITDA	113,282	154,536	134,278	160,902	85,090	117,416	102,808
Add:
Inventory purchase accounting adjustments(b)	18,471	1,493	200	5,165	—	2,464	1,079
Acquisition integration costs(c)	1,162	1,363	1,032	2,307	380	1,479	1,901
Non-cash compensation and deferred compensation costs(d)	6,169	6,848	988	1,999	(1,382)	2,460	29,242
One-time special bonus payments(e)	—	—	6,222	6,222	6,222	—	—
Acquisition earnout costs(f)	—	—	450	450	224	425	425
Refinancing costs(g)	—	—	48,617	48,617	—	—	—
Non-recurring IPO expenses(h)	—	—	2,650	2,650	2,382	—	—
Other non-cash, non-recurring expenses(i)	—	—	—	196	—	302	498

EBITDA As Defined	$139,084	$164,240	$194,437	$228,508	$92,916	$124,546	$135,953

(a)
TD Group's fiscal year ends on September 30. Prior to the acquisition, ATI's fiscal year ended on December 31. For purposes of determining the pro forma statement of operations and other financial data for the twelve-month period ended September 30, 2006, we utilized TD Group's statement of income and other financial data for its fiscal year ended September 30, 2006, and ATI's statement of income and other financial data for its fiscal year ended December 31, 2006. In addition, for purposes of determining the pro forma statement of income and other financial data for the twenty-six week period ended March 31, 2007, we utilized TD Group's statement of income and other financial data for the twenty-six week period ended March 31, 2007, and ATI's statement of income and other financial data for the period from October 1, 2006 to February 7, 2007, the closing date of the Transactions.

(b)
Represents the portion of the purchase accounting adjustments to inventory associated with the acquisitions of various businesses and a product line by TransDigm and the acquisition of a business by ATI, in each case that were charged to cost of sales when the inventory was sold.

(c)
Represents costs incurred by TransDigm and ATI to integrate businesses and a product line into their respective operations.

(d)
Represents the expenses recognized by us under our stock compensation plans and our deferred compensation plans and expenses recognized by ATI under its former stock compensation plan. The amount reflected above for the fiscal year ended September 30, 2006, the pro forma twelve-month period ended September 30, 2006 and the twenty-six week period ended April 1, 2006 includes (i) a reversal of previously recorded amounts charged to expense of $3.8 million, resulting from the termination of two of our deferred compensation plans during such periods and (ii) expense recognized by us under a new deferred compensation plan adopted by us during such periods. In addition, the amount reflected above for the pro forma twenty-six week period ended March 31, 2007 includes $25.8 million of additional compensation expense recognized with respect to stock options of ATI that were cancelled upon the closing of the Transactions.

(e)
Represents the aggregate amount of one-time special bonuses paid on November 10, 2005 to members of our management.

(f)
Represents the amount recognized for the potential earnout payment to Howard Skurka pursuant to the terms of the retention agreement entered into with him in connection with Skurka's acquisition of substantially all of the assets of Skurka Engineering Company in December 2004.

(g)
Represents costs incurred in connection with the refinancing transactions completed in June 2006, including the premium paid to redeem the 8 3/8% senior subordinated notes of TransDigm Inc. of $25.6 million, the write off of debt issue costs of $22.9 million and other expenses of $0.1 million.

(h)
Represents non-recurring costs and expenses incurred by TD Group related to its initial public offering.

(i)
Represents the write-down of certain property to its fair value that has been reclassified as held for sale in fiscal 2007 and a non-recurring, non-cash charge recorded by ATI relating to the disposal of certain property, plant and equipment by ATI during its fourth fiscal quarter ended December 31, 2006.

(8)
The EBITDA margin represents the amount of EBITDA as a percentage of net sales. The EBITDA As Defined margin represents the amount of EBITDA As Defined as a percentage of net sales.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus and in the documents incorporated by reference into this prospectus, before making your decision to invest in shares of our common stock. These risks could have a material and adverse impact on our business, results of operations, financial condition and cash flows. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Future terrorist attacks may have a material adverse impact on our business.

        Following the September 11, 2001 terrorist attacks, passenger traffic on commercial flights was significantly lower than prior to the attacks and many commercial airlines reduced their operating schedules. Overall, the terrorist attacks resulted in billions of dollars in losses to the airline industry. Any future acts of terrorism and any military response to such acts could result in further acts of terrorism and additional hostilities, including possible retaliatory attacks on sovereign nations, as well as financial, economic and political instability. While the precise effects of any such terrorist attack, military response or instability on our industry and our business is difficult to determine, it could result in further reductions in the use of commercial aircraft. If demand for new aircraft and spare parts decreases, demand for certain of our products would also decrease.

Our business is sensitive to the number of flight hours that our customers' planes spend aloft, the size and age of the worldwide aircraft fleet and our customers' profitability. These items are, in turn, affected by general economic conditions.

        Our business is directly affected by, among other factors, changes in RPMs, the size and age of the worldwide aircraft fleet and, to a lesser extent, changes in the profitability of the commercial airline industry. RPMs and airline profitability have historically been correlated with the general economic environment, although national and international events also play a key role. For example, RPMs declined primarily as a result of increased security concerns among airline customers following the events of September 11, 2001. In addition, in recent years, the airline industry has been severely affected by the downturn in the global economy, higher fuel prices, the Severe Acute Respiratory Syndrome, or SARS, epidemic and the conflicts in Afghanistan and Iraq. As a result of the substantial reduction in airline traffic resulting from these events, the airline industry incurred, and some in the industry continue to incur, large losses and financial difficulties. Some carriers have also parked or retired a portion of their fleets and have reduced workforces and flights. During periods of reduced airline profitability, some airlines may delay purchases of spare parts, preferring instead to deplete existing inventories. If demand for new aircraft and spare parts decreases, there would be a decrease in demand for certain of our products.

Our sales to manufacturers of large aircraft are cyclical, and a downturn in sales to these manufacturers may adversely affect us.

        Our sales to manufacturers of large commercial aircraft, which accounted for approximately 15% of our net sales in fiscal year 2006, have historically experienced periodic downturns. In the past, these sales have been affected by airline profitability, which is impacted by, among other things, fuel and labor costs, price competition, downturns in the global economy and national and international events, such as the events of September 11, 2001. Prior downturns have adversely affected our net sales, gross margin and net income.

We rely heavily on certain customers for much of our sales.

        Our two largest customers for fiscal year 2006 were Honeywell International Inc. and Aviall, Inc. (a distributor of commercial aftermarket parts to airlines throughout the world). These customers accounted for approximately 10% and 9%, respectively, of our net sales in fiscal year 2006. Our top ten customers for fiscal year 2006 accounted for approximately 48% of our net sales. In addition, during the second half of fiscal 2006, The Boeing Company acquired Aviall, Inc. During fiscal 2006, The Boeing Company accounted for approximately 7% of our net sales, and therefore its acquisition of Aviall, Inc. increases our reliance on The Boeing Company as a customer. Honeywell International Inc. and The Boeing Company are also significant customers of ATI, accounting for approximately 7% and 19%, respectively, of ATI's net sales for its fiscal year ended December 31, 2006, and as a result of our acquisition of ATI, our reliance on these two customers has increased.

We generally do not have guaranteed future sales of our products. Further, we enter into fixed price contracts with some of our customers, so we bear the risk of cost overruns.

        As is customary in our business, we do not generally have long-term contracts with most of our aftermarket customers and, therefore, do not have guaranteed future sales. Although we have long-term contracts with many of our OEM customers, some of those customers may terminate these contracts on short notice and, in many other cases, our customers have not committed to buy any minimum quantity of our products. In addition, in certain cases, we must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements, and this anticipated future volume of orders may not materialize.

        We also have entered into multi-year, fixed-price contracts with some of our OEM customers, pursuant to which we have agreed to perform the work for a fixed price and, accordingly, realize all the benefit or detriment resulting from any decreases or increases in the costs of making these products. Sometimes we accept a fixed-price contract for a product that we have not yet produced, and this increases the risk of cost overruns or delays in the completion of the design and manufacturing of the product. Most of our contracts do not permit us to recover increases in raw material prices, taxes or labor costs, although some contracts allow renegotiation to address certain material adverse changes.

U.S. military spending is dependent upon the U.S. defense budget.

        The U.S. Department of Defense, or the DOD, budget has generally increased for each fiscal year from fiscal year 1997 to the budget for fiscal year 2007, and, based on the Bush Administration's current Future Year Defense Program, the DOD budget is expected to continue to increase modestly through fiscal year 2010. However, future DOD budgets after fiscal year 2007 could be negatively impacted by several factors, including but not limited to the U.S. Government's budget deficits, spending priorities, the cost of sustaining the U.S. military presence in Iraq and Afghanistan and possible political pressure to reduce U.S. Government military spending, each of which could cause the DOD budget to remain unchanged or to decline. A significant decline in U.S. military expenditures in the future could result in a reduction in the amount of our products sold to the various agencies and buying organizations of the U.S. Government.

We are subject to certain unique business risks as a result of supplying equipment and services to the U.S. Government. In addition, government contracts contain unfavorable termination provisions and are subject to modification and audit.

        Companies engaged in supplying defense-related equipment and services to U.S. Government agencies are subject to business risks specific to the defense industry. These risks include the ability of the U.S. Government to unilaterally:

  •
  suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

  •
  terminate existing contracts;

  •
  reduce the value of existing contracts; and

  •
  audit our contract-related costs and fees, including allocated indirect costs.

        Most of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

        On contracts where the price is based on cost, the U.S. Government may review our costs and performance, as well as our accounting and general business practices. Based on the results of such audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, amortization of intangible assets, portions of research and development costs, and certain marketing expenses may not be subject to reimbursement.

        Approximately 7% of our net sales in fiscal year 2006 were to the U.S. Government through various agencies and buying organizations.

        In addition to these U.S. Government contract risks, we are at times required to obtain approval from U.S. Government agencies to export our products. Additionally, we are not permitted to export some of our products. A determination by the U.S. Government that we failed to receive required approvals or licenses could eliminate or restrict our ability to sell our products outside the United States, and the penalties that could be imposed by the U.S. Government for failure to comply with these laws could be significant.

Certain of our divisions and subsidiaries have been subject to a pricing review by the DOD Office of the Inspector General.

        Five of our divisions and subsidiaries have been subject to a DOD Office of the Inspector General review of our records for the purpose of determining whether the DOD's various buying offices negotiated "fair and reasonable" prices for spare parts purchased from those five divisions and subsidiaries in fiscal years 2002 through 2004. On April 19, 2006, the Inspector General issued its final report dated February 23, 2006 and made public a redacted version of the report. The report recommends (i) that the Defense Logistics Agency request that those five subsidiaries and divisions voluntarily refund, in the aggregate, approximately $2.6 million for allegedly overpriced parts and (ii) that Defense Logistics Agency contracting officers reevaluate their procedures for determining the reasonableness of pricing for sole source spare parts purchased from those divisions and subsidiaries and seek to develop Strategic Supplier Alliances with those divisions and subsidiaries.

        Our position has been, and continues to be, that our pricing has been fair and reasonable and that there is no legal basis for the amount suggested as a refund by the Inspector General in its report. In response to the report, we offered reasons why we disagree with the Inspector General's overall analysis and why computations related to a voluntary refund contained in the report fail to consider key data, such as actual historical sales. If the Defense Logistics Agency requests a voluntary refund from any of our divisions or subsidiaries, we would consider such a request under the circumstances existing at that time.

        In February 2006, the Defense Logistics Agency made a request to initiate discussions regarding future pricing and developing an acquisition strategy that would mutually strengthen our business relationship with the Defense Logistics Agency. The parties have discussed future purchasing but negotiations regarding Strategic Supplier Alliances have not commenced, but will likely occur at a later date. As a result of those negotiations, it is possible that the divisions and subsidiaries subject to the pricing review will enter into Strategic Supplier Alliances with the Defense Logistics Agency. It is likely that in connection with any Strategic Supplier Alliance, the Defense Logistics Agency will seek prices for parts based on cost. It is also possible that the DOD may seek alternative sources of supply for such parts. The entry into Strategic Supplier Alliances or a decision by the DOD to pursue alternative sources of supply for parts we currently provide could reduce the amount of revenue we derive from, and the profitability of certain of our supply arrangements with, certain agencies and buying organizations for the U.S. Government.

Our business may be adversely affected if we would lose our government or industry approvals or if more stringent government regulations are enacted or if industry oversight is increased.

        The aerospace industry is highly regulated in the United States and in other countries. In order to sell our components, we and the components we manufacture must be certified by the FAA, the DOD and similar agencies in foreign countries and by individual manufacturers. If new and more stringent government regulations are adopted or if industry oversight increases, we might incur significant expenses to comply with any new regulations or heightened industry oversight. In addition, if material authorizations or approvals were revoked or suspended, our business would be adversely affected.

We are dependent on our highly trained employees and any work stoppage or difficulty hiring similar employees could adversely affect our business.

        Because our products are complicated and highly engineered, we depend on an educated and trained workforce. There is substantial competition for skilled personnel in the aircraft component industry, and we could be adversely affected by a shortage of skilled employees. We may not be able to fill new positions or vacancies created by expansion or turnover or attract and retain qualified personnel.

        As of March 31, 2007, we had approximately 2,000 employees. Approximately 6% of our employees were represented by the United Steelworkers Union, approximately 4% were represented by the United Automobile, Aerospace and Agricultural Implement Workers of America and approximately 4% were represented by the International Brotherhood of Electrical Workers. Collective bargaining agreements between us and these labor unions expire in April 2008, November 2008 and May 2009, respectively. Although we believe that our relations with our employees are satisfactory, we cannot assure you that we will be able to negotiate a satisfactory renewal of these collective bargaining agreements or that our employee relations will remain stable. Because we maintain a relatively small inventory of finished goods, any work stoppage could materially and adversely affect our ability to provide products to our customers.

Our business is dependent on the availability of certain components and raw materials from suppliers.

        Our business is affected by the price and availability of the raw materials and component parts that we use to manufacture our components. Our business, therefore, could be adversely impacted by factors affecting our suppliers (such as the destruction of our suppliers' facilities or their distribution infrastructure, a work stoppage or strike by our suppliers' employees or the failure of our suppliers to provide materials of the requisite quality), or by increased costs of such raw materials or components if we were unable to pass along such price increases to our customers. Because we maintain a relatively small inventory of raw materials and component parts, our business could be adversely affected if we were unable to obtain these raw materials and components from our suppliers in the quantities we require or on favorable terms. Although we believe in most cases that we could identify alternative suppliers, or alternative raw materials or component parts, the lengthy and expensive FAA and OEM certification processes associated with aerospace products could prevent efficient replacement of a supplier, raw material or component part.

We could incur substantial costs as a result of violations of or liabilities under environmental laws and regulations.

        Our operations and facilities are subject to various environmental laws and regulations that govern, among other things, discharges of pollutants into the air and water, the handling, storage and disposal of hazardous materials and wastes, and the remediation of contamination. We could incur substantial costs, including clean-up costs, fines and sanctions and/or third party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws, relevant common law or the environmental permits required for our operations.

        Pursuant to certain environmental laws, a current or previous owner or operator of a contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials, whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials may also be held liable for such costs related to a disposal or treatment site, regardless of whether the affected site is owned or operated by them. Contaminants have been detected at some of our present and former sites, principally in connection with historical operations, and investigations and/or clean-ups have been undertaken by us or by former owners of the sites. We also receive inquiries and notices of potential liability with respect to offsite disposal facilities from time to time. Although we are not aware of any sites for which material obligations exist, the discovery of additional contaminants, the imposition of additional clean-up obligations or the initiation of suits for personal injury or damages to property or natural resources could result in significant liability.

Failure to successfully and efficiently integrate ATI into our operations may adversely affect our operations and financial condition.

        As described above, on February 7, 2007, we completed the acquisition of ATI. The integration of ATI into our operations will be a significant undertaking and will require significant attention from our management team. The acquisition involves the integration of two companies that previously operated independently. This integration is a complex, costly and time-consuming process and we cannot assure you that this process will be successful. In addition, the integration of ATI into our operations will require significant one-time costs for tasks such as site visits and audits and may be difficult to execute, and we cannot guaranty or accurately estimate these costs at this time. Additional integration challenges include, among other things:

  •
  retaining existing employees;

  •
  persuading our employees and employees of ATI that the business cultures are compatible, maintaining morale, and retaining and integrating key employees;

  •
  incorporating new facilities into our business operations, including ATI's operations in Malaysia;

  •
  coordinating sales and marketing functions;

  •
  combining products and services;

  •
  integrating systems; and

  •
  maintaining our standards, controls, procedures and policies.

        If we are not able to successfully overcome these integration challenges, we may not achieve the benefits we expect from the ATI acquisition.

We intend to pursue future acquisitions. Our business may be adversely affected if we cannot consummate acquisitions on satisfactory terms, or if we cannot effectively integrate acquired operations.

        A significant portion of our growth has occurred through acquisitions. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. We intend to pursue acquisitions that we believe will present opportunities consistent with our overall business strategy. However, we may not be able to find suitable acquisition candidates to purchase or may be unable to acquire desired businesses or assets on economically acceptable terms. In addition, we may not be able to raise the capital necessary to fund future acquisitions. In addition, acquisitions involve risks that the businesses acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect.

        We regularly engage in discussions with respect to potential acquisition and investment opportunities. If we consummate an acquisition, our capitalization and results of operations may change significantly. Future acquisitions could likely result in the incurrence of additional debt and contingent liabilities and an increase in interest and amortization expenses or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs.

        In addition, we may not be able to successfully integrate any business we acquire into our existing business. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to service and attract customers and develop new products and services. In addition, because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

        Our acquisitions have resulted in significant increases in identifiable intangible assets and goodwill. As of March 31, 2007, identifiable intangible assets, which primarily include trademarks, trade names, trade secrets, license agreements and technology, were approximately $340.0 million, representing approximately 17.3% of our total assets. As of March 31, 2007, goodwill recognized in accounting for the Mergers, the acquisition of ATI and other recent acquisitions was approximately $1,218.9 million, representing approximately 61.9% of our total assets. We may never realize the full value of our identifiable intangible assets and goodwill, and to the extent we were to determine that our identifiable intangible assets and/our goodwill were impaired within the meaning of applicable accounting regulations, we would be required to write-off the amount of any impairment.

We face significant competition.

        We operate in a highly competitive global industry and compete against a number of companies, including divisions of larger companies, some of which have significantly greater resources than we do, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Competitors in our product lines are both U.S. and foreign companies and range in size from divisions of large public corporations to small privately held entities. We believe that our ability to compete depends on high product performance, consistent high quality, short lead-time and timely delivery, competitive pricing, superior customer service and support and continued certification under customer quality requirements and assurance programs. We may have to adjust the prices of some of our products to remain competitive.

We could be adversely affected if one of our components causes an aircraft to crash.

        Our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft component that we have designed, manufactured or serviced. While we maintain liability insurance to protect us from future products liability claims, in the event of product liability claims our insurers may attempt to deny coverage or any coverage we have may not be adequate. We also may not be able to maintain insurance coverage in the future at an acceptable cost. Any liability not covered by insurance or for which third party indemnification is not available could result in significant liability to us.

        In addition, a crash caused by one of our components could damage our reputation for quality products. We believe our customers consider safety and reliability as key criteria in selecting a provider of aircraft components. If a crash were to be caused by one of our components, or if we were to otherwise fail to maintain a satisfactory record of safety and reliability, our ability to retain and attract customers may be materially adversely affected.

Our substantial indebtedness could adversely affect our financial health and could harm our ability to react to changes in our business. We also may be able to incur a significant amount of additional indebtedness.

        We have a significant amount of indebtedness. As of March 31, 2007, our total indebtedness was $1,358.0 million (including premium received, net of amortization, in connection with the issuance of the new senior subordinated notes), which would have represented approximately 76.7% of our total capitalization. In addition, we may be able to incur substantial additional indebtedness in the future. For example, as of March 31, 2007 we had $198.4 million of unused commitments under our revolving loan facility. Although our senior secured credit facility and the indenture governing our senior subordinated notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these qualifications and exceptions could be substantial. If we incur additional debt, the risks associated with our substantial leverage would increase.

        Our substantial indebtedness could have important consequences to investors. For example, it could:

  •
  increase our vulnerability to general economic downturns and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate requirements;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to competitors that have less debt; and

  •
  limit, along with the financial and other restrictive covenants contained in the documents governing our indebtedness, among other things, our ability to borrow additional funds, make investments and incur liens.

        Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all or that future borrowings will be available to us under our senior secured credit facility or otherwise in amounts sufficient to enable us to service our indebtedness. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital.

The terms of our senior secured credit facility and the indenture governing our senior subordinated notes may restrict our current and future operations.

        Our senior secured credit facility and the indenture governing our senior subordinated notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. Our senior secured credit facility and the indenture governing our senior subordinates notes include covenants restricting, among other things, our ability to pay distributions on, redeem or repurchase our capital stock, make investments, sell assets and consolidate, merge or transfer all or substantially all of our assets. A breach of any of these covenants or any of the other covenants contained in our senior secured credit facility or the indenture governing our senior subordinated notes could result in a default under those documents. If any such default occurs, the lenders under our senior secured credit facility and the holders of our senior subordinates notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under our senior secured credit facility also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under our senior secured credit facility, the lenders under that facility will have the right to proceed against the collateral granted to them to secure the debt.

Risks Related to Our Common Stock

Our stock prices may be volatile, and your investment in our common stock could suffer a decline in value.

        There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the purchase price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects, including possible changes due to the cyclical nature of the aerospace industry and other factors such as fluctuations in OEM and aftermarket ordering, which could cause short-term swings in profit margins.

Future sales of our common stock in the public market could lower our share price.

        A substantial amount of our outstanding stock is held by affiliates and not currently traded in the public market. While the sale of these shares into the open market may be limited by applicable regulations, the holders of these shares are not bound by any contractual obligations not to sell, other than the "lock-up" arrangements described below. Thus, our existing stockholders may sell additional shares of our common stock into the public markets. In addition, we may sell additional shares of our common stock into the public markets or issue convertible debt securities to raise capital in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the public markets or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities to raise capital at a time and price that we deem appropriate.

        After the consummation of this offering, we will have outstanding 46,582,957 shares of common stock and options to purchase an additional 6,407,353 shares of common stock (or 46,805,628 shares of common stock and options to purchase an additional 6,184,682 shares of common stock if the underwriters' over-allotment option is exercised in full). The number of shares of common stock outstanding after this offering includes the shares being sold by the selling stockholders in this offering, which may be resold immediately in the public market. Of the remaining 42,990,310 outstanding shares and shares issuable upon exercise of options, 26,797,252 or 62.3% of our total outstanding shares and shares issuable upon exercise of options will be restricted from immediate resale under the "lock-up" agreements between certain of our current stockholders and option holders and the underwriters described in the section entitled "Underwriting" below, but may be sold into the market after those "lock-up" restrictions expire or if they are waived by Credit Suisse Securities (USA) LLC, as the representative of the underwriters, in its sole discretion. The outstanding shares and shares issuable upon exercise of options subject to the "lock-up" restrictions will generally become available for sale at various times following the expiration of the lock-up agreements, which is 90 days after the date of this prospectus, subject to the volume limitations and manner-of-sale requirements under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act.

Our principal stockholder and its affiliates will be able to influence matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.

        Warburg Pincus, through its control of TD Group, LLC, may be deemed to beneficially own approximately 69.0% of our outstanding common stock as of March 31, 2007 (after giving effect to this offering, Warburg Pincus, through its control of TD Group, LLC, may continue to be deemed to beneficially own approximately 48.6% of our outstanding common stock (or 45.7% if the underwriters' over-allotment option is exercised in full)). This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. These transactions might include proxy contests, tender offers, mergers or other purchase of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

        As a result of Warburg Pincus' control of TD Group, LLC and representation on our Board of Directors, Warburg Pincus will be able to influence all affairs and actions of our company, including matters requiring stockholder approval, such as the election of directors and approval of significant corporate transactions. The interest of Warburg Pincus may differ from the interest of our other stockholders. For example, Warburg Pincus could oppose a third party offer to acquire us that you might consider attractive, and the third party may not be able or willing to proceed unless Warburg Pincus supports the offer. In addition, if our Board of Directors supports a transaction requiring an amendment to our certificate of incorporation, Warburg Pincus, through its control of TD Group, LLC, is currently in a position to defeat any required stockholder approval of the proposed amendment. If our Board of Directors supports an acquisition of us by means of a merger or similar transaction, the vote of Warburg Pincus, as the managing member of TD Group, LLC, alone is currently sufficient to approve or block the transaction under Delaware law. In each of these cases and in similar situations, you may disagree with Warburg Pincus as to whether the action opposed or supported by Warburg Pincus is in the best interest of our stockholders. Furthermore, Warburg Pincus has no obligation to provide us with any additional equity or debt financing.

We currently are a "controlled company" within the meaning of the NYSE listing requirements and, as a result, are exempt from certain corporate governance requirements. Upon completion of this offering we will no longer be a "controlled company" within the meaning of the NYSE listing requirements and we may have difficulties complying with the NYSE listing requirements relating to the composition of our Board of Directors and the committees thereof.

        Because TD Group, LLC controls more than 50% of the voting power of our common stock, we are currently considered to be a "controlled company" for the purposes of the NYSE listing requirements. Under the NYSE listing requirements, a "controlled company" may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of our Board of Directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee of our Board of Directors be composed entirely of independent directors and (3) the requirement that the compensation committee of our Board of Directors be composed entirely of independent directors. Given that TD Group, LLC currently controls a majority of the voting power of our common stock, we have elected to opt out of compliance with the aforementioned NYSE corporate governance requirements. Accordingly, our stockholders currently do not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

        At the conclusion of this offering, we will no longer be a "controlled company" within the meaning of the NYSE listing requirements and, in accordance with the NYSE rules, we will have to phase in compliance with the NYSE listing requirements, including the requirements that our Board of Directors consist of a majority of independent directors and that our nominating and corporate governance committee and our compensation committee consist entirety of independent directors. Under the NYSE listing standards, upon the closing of this offering, we will be required to have at least one independent member on each of the nominating and corporate governance committee and the compensation committee. Within 90 days of the closing of this offering, each of the nominating and corporate governance committee and the compensation committee must consist of a majority of independent directors, and within twelve months of the closing of this offering, the members of these committees must all be independent within the meaning of the NYSE listing requirements. In addition, within twelve months of the closing of this offering, the majority of our Board of Directors must be independent within the meaning of the NYSE listing requirements. Only three members of our current Board of Directors qualify as independent directors under the NYSE rules. We intend to comply with the NYSE listing requirements and we are in the process of formulating a plan to achieve compliance. We may not be able to attract and retain the number of independent directors needed to comply with the NYSE listing requirements during the phase-in period for compliance.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.

        Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our Board of Directors to issue up to 149,600,000 shares of "blank check" preferred stock. Without stockholder approval, the Board of Directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered Board of Directors, whereby directors serve for three-year terms, with approximately one-third of the directors coming up for re-election each year. Having a staggered board will make it more difficult for a third party to obtain control of our Board of Directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our Board of Directors. Our amended and restated certificate of incorporation also provides that the affirmative vote of the holders of at least 75% of the voting power of our issued and outstanding capital stock, voting together as a single class, is required for the alteration, amendment or repeal of certain provisions of our amended and restated certificate of incorporation, including the provisions authorizing a staggered board, and certain provisions of our amended and restated bylaws, including the provisions relating to our stockholders' ability to call special meetings, notice provisions for stockholder business to be conducted at an annual meeting, requests for stockholder lists and corporate records, nomination and removal of directors, and filling of vacancies on our Board of Directors.

        We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an "interested stockholder," we may not enter into a "business combination" with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, "interested stockholder" means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. TD Group, LLC, Warburg Pincus and their affiliates do not constitute "interested stockholders" for purposes of Section 203 of the Delaware General Corporation Law.

We do not intend to pay regular cash dividends on our common stock in the foreseeable future.

        We do not anticipate declaring or paying regular cash dividends on our common stock or any other equity security in the foreseeable future. The amounts that may be available to us to pay cash dividends are restricted under our debt and other agreements. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. Therefore, you should not rely on dividend income from shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain both historical and forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical fact included in this prospectus and the documents incorporated by reference in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements including, in particular, the statements about our plans, objectives, strategies and prospects regarding, among other things, our financial condition, results of operations and business. We have identified some of these forward-looking statements with words like "believe," "may," "will," "should," "expect," "intend," "plan," "predict," "anticipate," "estimate" or "continue" and other words and terms of similar meaning. These forward-looking statements are based on current expectations about future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Many factors mentioned in our discussion in this prospectus and the documents incorporated by reference in this prospectus, including the risks outlined under "Risk Factors," will be important in determining future results. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including those described under "Risk Factors" and those discussed in other documents we file with the SEC which are incorporated by reference in this prospectus. Since our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, we cannot give any assurance that any of the events anticipated by these forward-looking statements will occur or, if any of them do, what impact they will have on our business, results of operations and financial condition. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update these forward-looking statements to reflect new information, future events or otherwise, except as may be required under federal securities laws.

USE OF PROCEEDS

        The proceeds from the sale of shares of our common stock offered pursuant to this prospectus are solely for the account of the selling stockholders, which includes members of our senior management. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

PRICE RANGE OF OUR COMMON STOCK

        Our common stock is listed for trading on the NYSE under the trading symbol "TDG." Our common stock has traded on that market since the date of the initial public offering on March 20, 2006.

        The following table sets forth, in dollars and cents (in lieu of fractions), the high and low daily sales prices for our common stock, as reported by the NYSE, for the periods indicated below. These prices do not include retail markups, markdowns or commissions.

2006	High	Low
Second Quarter (beginning March 20, 2006)	$25.96	$23.99
Third Quarter	$26.73	$21.42
Fourth Quarter	$27.46	$22.12
2007	High	Low
First Quarter	$27.89	$23.24
Second Quarter	$37.22	$25.15
Third Quarter (through May 10, 2007)	$39.92	$36.34

        On May 10, 2007, the last reported sale price for our common stock on the NYSE was $36.34 per share. We estimate that there were approximately 4,475 holders of record of our common stock as of April 2, 2007.

DIVIDEND POLICY

        We do not anticipate declaring or paying regular cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. We are a holding company and conduct all of our operations through our direct and indirect subsidiaries. Unless we receive dividends, distributions, advances, transfers of funds or other payments from our subsidiaries we will be unable to pay any dividends on our common stock in the future. The ability of our subsidiaries to take any of the foregoing actions are limited by the terms of our existing debt documents and may be limited by future debt or other agreements that we may enter into from time to time.

CAPITALIZATION

        The following table sets forth the cash and cash equivalents and the consolidated capitalization of TD Group as of March 31, 2007, but does not reflect adjustments for expenses to be borne by TD Group in connection with the completion of this offering. This table should be read in conjunction with the information in "Pro Forma Condensed Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus or incorporated by reference in this prospectus.

As of March 31, 2007
(in thousands)
Cash and cash equivalents:	$64,795

Debt:
Senior Secured Credit Facility(1)	$780,000
7 3/4% Senior Subordinated Notes due 2014(2)	577,968

Total long-term debt(1)(2)	1,357,968

Stockholders' equity:
Preferred Stock, par value $0.01 per share, 149,600,000 shares authorized, no shares issued and outstanding	—
Common Stock, par value $0.01 per share, 224,000,000 shares authorized, 45,072,607 shares issued and outstanding	451
Paid-in-capital	303,793
Retained Earnings	109,516
Accumulated other comprehensive income	(1,567)

Total stockholders' equity	412,193

Total capitalization:	$1,770,161

(1)
The senior secured credit facility consists of a $780.0 million term loan facility, all of which was fully drawn as of March 31, 2007, and a $200.0 million revolving credit facility, with total borrowing availability of $198.4 million as of March 31, 2007.

(2)
The aggregate principal amount of senior subordinated notes reflected above includes the premium received in connection with the issuance of the new senior subordinated notes due to the fact that such new senior subordinated notes were issued at 101% of the principal amount thereof, and gives effect to the amortization of such premium as of March 31, 2007.

        The number of shares of our common stock shown as issued and outstanding in the table above excludes (i) 7,913,513 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2007, with a weighted average exercise price of $7.65 per share and (ii) 2,683,593 shares of common stock reserved for future grants under our stock compensation plans as of March 31, 2007. In addition, the number of shares our common stock shown as issued and outstanding in the table above excludes shares of common stock that will be issued upon exercise of stock options by members of our management in connection with this offering.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

        The following pro forma condensed consolidated financial data is based on the historical financial statements of TD Group and ATI, each included elsewhere in this prospectus or incorporated by reference in this prospectus, adjusted to give pro forma effect to the Transactions. The pro forma condensed consolidated statements of income for the twelve-month period ended September 30, 2006 and for the twenty-six week period ended March 31, 2007 give effect to the Transactions as if they had been consummated on October 1, 2005.

        Assumptions underlying the pro forma adjustments necessary to fairly present this pro forma information are described in the accompanying notes, which should be read in conjunction with this pro forma condensed consolidated financial data. The pro forma adjustments described in the accompanying notes have been made based on available information and, in the opinion of management, are reasonable. The pro forma condensed consolidated financial data should not be considered indicative of actual results that would have been achieved had the Transactions occurred on the date indicated and do not purport to indicate results of operations for any future period. We cannot assure you that the assumptions used in the preparation of the pro forma condensed consolidated financial data will prove to be correct. The pro forma condensed consolidated financial statements should be read together with the historical financial statements of TD Group and ATI and the notes thereto, and other financial information included or incorporated by reference in this prospectus, together with the other documents filed by TD Group with the SEC that are incorporated by reference in this prospectus. The pro forma condensed consolidated financial statements include certain reclassifications from the historical financial statements of ATI in order to conform to the historical financial statements of TD Group.

        The acquisition of ATI was accounted for as a purchase in conformity with Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, with intangible assets recorded in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The allocation of the excess of the purchase price over the historical basis of the net assets acquired is preliminary and is included in the accompanying pro forma condensed consolidated financial data based on valuation estimates and certain assumptions that management believes are reasonable.

 TransDigm Group Incorporated
Unaudited Pro Forma Condensed Consolidated Statement of Income
for the Twelve-Month Period Ended September 30, 2006
(In thousands, except per share data)

	Fiscal Year Ended
	September 30, 2006	December 31, 2006
			Adjustments for the Acquisition of ATI(2)
					Adjustments for Acquisition Financing(3)
	TD Group(1)	ATI(1)					Pro Forma
Net sales	$435,164	$104,978	$—		$—		$540,142
Cost of sales	213,874	56,552	4,750	(a)	—		274,947

			(229	)(b)

Gross profit	221,290	48,426	(4,521)		—		265,195
Operating expenses:
Selling and administrative	48,309	18,706	—		—		67,015
Amortization of intangibles	6,197	1,284	5,211	(c)	—		12,692
Refinancing costs	48,617	—	—		—		48,617

Total operating expenses	103,123	19,990	5,211		—		128,324

Income from operations	118,167	28,436	(9,732)		—		136,871

Interest expense, net	76,732	3,464	(3,464	)(d)	33,873	(a)	110,605
Other expense	—	196	—		—		196

Income before income taxes	41,435	24,776	(6,268)		(33,873)		26,070
Income tax provision	16,318	8,634	(2,382	)(e)	(12,872	)(b)	9,698

Net income	$25,117	$16,142	$(3,886)		$(21,001)		$16,372

Net Earnings Per Share
Basic earnings per share	$0.57						$0.37
Diluted earnings per share	$0.53						$0.35
Weighted Average Shares Outstanding
Basic	44,415						44,415
Diluted	47,181						47,181

TransDigm Group Incorporated
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income
for the Twelve-Month Period Ended September 30, 2006

(1)
TD Group's fiscal year ends on September 30. Prior to the acquisition, ATI's fiscal year ended on December 31. For purposes of preparing this pro forma condensed consolidated statement of income for the twelve-month period ended September 30, 2006, we utilized TD Group's statement of income for its fiscal year ended September 30, 2006, and ATI's statement of income for its fiscal year ended December 31, 2006. The net income of ATI for its fiscal year ended December 31, 2006 excludes gain from discontinued operations.

(2)
Represents the adjustments necessary to give effect to the acquisition of ATI. Adjustments (a), (b) and (c) are based upon a preliminary allocation of the purchase price. TD Group is in the process of obtaining third-party valuations of certain tangible and intangible assets; thus the values attributed to acquired assets are subject to adjustment.

(a)
Represents the inventory purchase accounting adjustment that will be charged to cost of sales as the inventory on hand when the ATI acquisition was consummated is sold.

(b)
Represents a decrease in depreciation expense due to the write-down of ATI's real property as a result of the acquisition. The adjustment was computed using the straight-line method of depreciation and an assumed weighted average useful life for the property to which the fair value adjustment pertains.

(c)
Represents the change in amortization expense resulting from the amortization of the amortizable intangible assets recorded in connection with the acquisition of ATI using the straight-line method based on the following (dollars in thousands):

Amortizable Intangible Assets	Estimated Useful Life	Estimated Fair Value	Pro Forma Adjustment
Unpatented technology	22 to 35 years	$75,559	$3,435
Order backlog	1 year	3,060	3,060

		78,619	6,495
Historical ATI amortization			(1,284)

Total			$5,211

  (d)
  Represents the elimination of historical interest expense of ATI indebtedness repaid in connection with the closing of the acquisition.

  (e)
  Represents the tax effect of pro forma adjustments to income before income taxes and is based on estimated combined federal and state statutory tax rate of 38%.

(3)
Represents the adjustments necessary to give effect to the offering and sale of the new senior subordinated notes and the additional borrowing of the term loan under the senior secured credit facility.

(a)
Interest expense of $9.6 million and $23.3 million on the $130 million new term loan facility at 7.37% and the issuance of the new senior subordinated notes at 7.75%, respectively. Amortization of debt issuance costs on the new term loan facility and new senior subrodinated notes was $1.0 million.

(b)
Represents the tax effect of pro forma adjustment for interest expense to income before income taxes and is based on an estimated combined federal and state statutory tax rate of 38%.

 TransDigm Group Incorporated
Unaudited Pro Forma Condensed Consolidated Statement of Income
for the Twenty-Six Week Period Ended March 31, 2007
(In thousands, except per share data)

	TD Group(1)	ATI(1)	Adjustments for the Acquisition of ATI(2)		Adjustments for Acquisition Financing(3)		Pro Forma
Net sales	$267,147	$37,715	$—		$—		$304,862
Cost of sales	128,442	20,452	(1,385	)(a)	—		147,428
			(81	)(b)

Gross profit	138,705	17,263	1,466		—		157,434

Operating expenses:
Selling and administrative	26,707	34,458 (a)	(777	)(c)	—		60,388
Amortization of intangibles	5,010	394	(446	)(d)	—		5,780
			822	(e)

Total operating expenses	31,717	34,852	(401)		—		66,168

Income (loss) from operations	106,988	(17,589)	1,867		—		91,266

Interest expense, net	40,396	1,011	(1,011	)(f)	12,232	(a)	52,628
Other expense	—	198	—		—		198

Income (loss) before income taxes	66,592	(18,798)	2,878		(12,232)		38,440
Income tax provision (benefit)	24,743	(6,395)	1,094	(g)	(4,648	)(b)	14,794

Net income (loss)	$41,849	$(12,403)	$1,784		$(7,584)		$23,646

Net Earnings Per Share
Basic earnings per share	$0.93						$0.53
Diluted earnings per share	$0.87						$0.49
Weighted Average Shares Outstanding
Basic	44,872						44,872
Diluted	47,897						47,897

 TransDigm Group Incorporated
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income
For the Twenty-Six Week Period Ended March 31, 2007

(1)
TD Group's fiscal year ends on September 30. Prior to the acquisition, ATI's fiscal year ended on December 31. For purposes of preparing this pro forma condensed consolidated statement of income for the twenty-six week period ended March 31, 2007, we utilized TD Group's statement of income for the twenty-six week period ended March 31, 2007, and ATI's statement of income for the period from October 1, 2006 to February 7, 2007. The net loss of ATI for the period from October 1, 2006 to February 7, 2007 excludes gain from discontinued operations.

(a)
Includes approximately $25.8 million compensation expense recognized with respect to stock options of ATI that were cancelled upon the closing of the acquisition.

(2)
Represents the adjustments necessary to give effect to the acquisition of ATI. Adjustments (b) and (e) are based upon a preliminary allocation of the purchase price. The Company is in the process of obtaining third-party valuations of certain tangible and intangible assets; thus the values attributed to acquired assets are subject to adjustment.

(a)
Represents the adjustment to eliminate the inventory purchase accounting adjustment charged to cost of sales that was, on a pro forma basis, fully amortized in the pro forma twelve-month period ended September 30, 2006.

(b)
Represents a decrease in depreciation expense due to the write-down of ATI's real property as a result of the acquisition. The adjustment was computed using the straight-line method of depreciation and an assumed weighted average useful life for the property to which the fair value adjustment pertains.

(c)
Represents merger related expenses borne by the previous stockholders of ATI.

(d)
Represents the adjustment to eliminate order backlog amortization that was, on a pro forma basis, fully amortized in the pro forma twelve-month period ended September 30, 2006.

(e)
Represents the change in amortization expense resulting from the amortization of the amortizable intangible assets recorded in connection with the acquisition of ATI using the straight-line method based on the following (dollars in thousands):

Amortizable Intangible Assets	Estimated Useful Life	Estimated Fair Value	Pro Forma Adjustment
Unpatented technology	22 to 35 years	$75,559	$1,216
Historical ATI amortization			(394)

Total			$822

  (f)
  Represents the elimination of historical interest expense of ATI indebtedness repaid in connection with the closing of the acquisition.

  (g)
  Represents the tax effect of pro forma adjustments to income before income taxes and is based on estimated combined federal and state statutory tax rate of 38%.

(3)
Represents the adjustments necessary to give effect to the offering and sale of the new senior subordinated notes and the additional borrowing of the term loan under the senior secured credit facility.

(a)
Interest expense of $3.5 million and $8.4 million on the $130 million new term loan facility at 7.37% and the issuance of the new senior subordinated notes at 7.75%, respectively. Amortization of debt issuance costs on the new term loan facility and new senior subordinated notes was $0.3 million.

(b)
Represents the tax effect of pro forma adjustment for interest expense to income before income taxes and is based on an estimated combined federal and state statutory tax rate of 38%.

SELLING STOCKHOLDERS

        The following table sets forth certain information with respect to the common stock beneficially owned by each selling stockholder as of March 31, 2007 and as adjusted to reflect the sale of 10,000,000 shares by the selling stockholders in this offering (or 11,500,000 shares if the underwriters' over-allotment option is fully exercised). Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The number of shares outstanding used in calculating the percentage of beneficial ownership for each person listed below includes the shares underlying options held by such person that are exercisable within 60 days of March 31, 2007, but excludes shares underlying options held by any other person. The number of shares and percentages of beneficial ownership set forth below are based on 45,072,607 shares of our common stock being outstanding as of March 31, 2007. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table, to our knowledge, have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
			Assuming the Underwriters Over-Allotment Option is Not Exercised		Assuming the Underwriters Over-Allotment Option is Exercised in Full
Name of Selling Stockholder(1)
	Number(2)	Percentage(2)	Number(2)	Percentage(2)	Number(2)	Percentage(2)
TD Group Holdings, LLC(3)	31,093,057	69.0%	22,645,285	48.6%	21,378,120	45.7%
W. Nicholas Howley(4)	2,245,653	4.8%	1,355,890	2.8%	1,222,393	2.6%
Robert S. Henderson	362,492	*	219,780	*	198,380	*
Bernt G. Iversen	167,815	*	101,746	*	91,839	*
Raymond F. Laubenthal	484,492	1.1%	288,832	*	259,492	*
John F. Leary	190,523	*	131,874	*	123,079	*
James Riley	163,912	*	99,380	*	89,703	*
Gregory Rufus	254,784	*	148,756	*	132,857	*
Other Members of Management(5)	398,186	*	369,371	*	365,051	*

*
Less than one percent.

(1)
Unless otherwise indicated, the address of each listed person is c/o TransDigm Group Incorporated, 1301 East 9th Street, Suite 3710, Cleveland, Ohio 44114.

(2)
Includes shares that the listed selling stockholder is deemed to have the right to acquire beneficial ownership of under Rule 13d-3 under the Exchange Act, including shares which the listed beneficial owner has the right to acquire within 60 days of March 31, 2007.

(3)
Upon the completion of the initial public offering, Warburg Pincus and certain other then existing stockholders of TD Group contributed an aggregate of 31,093,057 shares of our common stock to TD Group, LLC in exchange for membership interests in TD Group, LLC. The members of TD Group, LLC are Warburg Pincus, AlpInvest Partners Later Stage Co-Investments Custodian II, B.V., AlpInvest Partners CS Investments 2003 C.V., ML TD Holdings, LLC, A.S.F. Co-Investment Partners II, L.P., Teachers Insurance and Annuity Association of America and Michael Graff, a member of our Board of Directors. As of the date of this prospectus, Warburg Pincus owns approximately 84.4% of the membership units of TD Group, LLC. In addition, Warburg Pincus is the managing member of TD Group, LLC and, as such, exercises voting and investment power over all shares of common stock of TD Group that are owned by TD Group, LLC, including shares of common stock with respect to which Warburg Pincus does not have a pecuniary interest. As a result, Warburg Pincus may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of all of the common stock of TD Group that TD Group,

  LLC owns. Warburg Pincus disclaims beneficial ownership of all shares of common stock of TD Group that are owned by TD Group, LLC with respect to which Warburg Pincus does not have a pecuniary interest therein.

The sole general partner of Warburg Pincus is Warburg Pincus Partners LLC, which is managed by Warburg Pincus & Co. Warburg Pincus LLC manages Warburg Pincus. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of Warburg Pincus & Co. and Co-Presidents and Managing Members of Warburg Pincus LLC. Each of these individuals disclaims beneficial ownership of the shares of common stock of TD Group that Warburg Pincus may be deemed to beneficially own except to the extent of any pecuniary interest therein. The address of TD Group, LLC and Warburg Pincus is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.

(4)
Includes shares of common stock and options to purchase shares of common stock beneficially owned by Bratenahl Investments, Ltd. and The Howley Family Foundation, a charitable foundation. By virtue of his ownership interest in Bratenahl Investments, Ltd., Mr. Howley may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the options that are owned by Bratenahl Investments, Ltd. Mr. Howley disclaims beneficial ownership of all options owned by Bratenahl Investments, Ltd. and reported herein as beneficially owned except to the extent of any pecuniary interest therein. Mr. Howley is a co-trustee of The Howley Family Foundation. By virtue of his position as a co-trustee of The Howley Family Foundation, Mr. Howley may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the shares that are owned by The Howley Family Foundation. Mr. Howley disclaims beneficial ownership of all shares owned by The Howley Family Foundation and reported herein as beneficially owned.

In this offering, (i) Bratenahl Investments, Ltd. will be selling an aggregate of 115,751 shares of common stock (or 133,108 shares of common stock if the underwriters' over-allotment option is fully exercised) and (ii) The Howley Family Foundation will be selling an aggregate of 7,973 shares of common stock (or 9,169 shares of common stock if the underwriters' over-allotment option is fully exercised). All other shares of common stock reflected in the table above as being sold by W. Nicholas Howley in this offering, are being sold in his personal capacity.

(5)
Represents 8 employees of TD Group or its subsidiaries.

UNDERWRITING

        TD Group, the selling stockholders and the underwriters named below have entered into an underwriting agreement dated                        , 2007 with respect to the shares being offered by this prospectus. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and Lehman Brothers Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Credit Suisse Securities (USA) LLC
Banc of America Securities LLC
Lehman Brothers Inc.
UBS Securities LLC

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,500,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days following the completion of this offering. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,500,000 additional shares.

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share
Total

        Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $         per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

        Any broker-dealers or agents that are involved in selling the shares are "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them are deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Some of the selling stockholders may be deemed to be affiliates of registered broker-dealers. However, each such stockholder has represented and warranted to us that it acquired the securities subject to this prospectus in the ordinary course of such selling stockholder's business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

        We, certain of our directors and executive officers, TD Group, LLC and Warburg Pincus have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock or any membership interests in TD Group, LLC, as applicable, during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC. Credit Suisse Securities (USA) LLC has advised us that it has no current intention or arrangement to release any of the shares or membership interests, as applicable, subject to the lock-up agreements prior to the expiration of the lock-up period. Any waiver is at its sole discretion. Credit Suisse Securities (USA) LLC has advised us that in considering any request to release shares or membership interests, as applicable, covered by a lock-up agreement, it would consider, among other factors, the particular circumstances surrounding the request, including but not limited to the number of shares or membership interests, as applicable, requested to be released, market conditions, the possible impact on the market for our common stock, the trading price of our common stock, historical trading volumes of our common stock, the reasons for the request and whether the person seeking the release is one of our officers or directors.

        The 90-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or

  •
  prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the announcement of the material news or material event.

        In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        We have agreed to pay the expenses of the offering, excluding underwriting discounts and commissions, which we estimate will be approximately $668,458.

        We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking and commercial banking services in the ordinary course of business for us and for Warburg Pincus and certain of the selling stockholders or their affiliates, for which they have received or will receive customary fees and expenses. Credit Suisse Securities (USA) LLC, Lehman Brothers Inc., Banc of America Securities LLC and UBS Securities LLC each acted as an underwriter in connection with our initial public offering in March 2006. In addition, an affiliate of Credit Suisse Securities (USA) LLC acts as a lender and the administrative agent and collateral agent under our senior secured credit facility, and certain affiliates of the other underwriters have or may act as lenders or agents thereunder. In addition, Credit Suisse Securities (USA) LLC and Banc of America Securities LLC each acted as an initial purchaser and a joint book-running manager and UBS Securities LLC acted as an initial purchaser in connection with the June 2006 offering of the original senior subordinated notes, and Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. each acted as an initial purchaser and a joint book-running manager in connection with the February 2007 offering of the new senior subordinated notes. Credit Suisse Securities (USA) LLC also acted as an initial purchaser and the sole lead book-running manager, and Banc of America Securities LLC and UBS Securities LLC each acted as an initial purchaser and co-manager, in connection with the July 2003 offering of 8 3/8% senior subordinated notes by TransDigm Inc. Credit Suisse Securities (USA) LLC acted as dealer-manager and solicitation agent in connection with the May 2006 tender offer for our then outstanding 8 3/8% senior subordinated notes. In addition, affiliates of Credit Suisse Securities (USA) LLC, an affiliate of Lehman Brothers Inc. and Banc of America Securities LLC acted as arrangers, agents and lenders in connection with a loan facility under which TD Group was the borrower, which facility was repaid in June 2006. An affiliate of Credit Suisse Securities (USA) LLC also acted as dealer-manager and solicitation agent in connection with TransDigm Inc.'s July 2003 tender offer for its then outstanding 10 3/8% senior subordinated notes.

        A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

        The common stock will be offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

        Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

NOTICES TO NON-U.S. RESIDENTS

NOTICE TO CANADIAN INVESTORS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

NOTICE TO UNITED KINGDOM INVESTORS

        Each of the underwriters severally represents, warrants and agrees as follows:

        (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

        (b)   it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

NOTICE TO EEA INVESTORS

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common stock to the public in that Relevant Member State at any time,

        (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

        (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

        (c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

        (d)   in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of common stock to the public" in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO CERTAIN EUROPEAN INVESTORS

        Germany. Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the "Act") of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

        France. The common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

        The Netherlands. Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, "Professional Investors"), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

        Italy. The offering of the common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the "CONSOB") pursuant to Italian securities legislation and, accordingly, the common stock may not be offered, sold or delivered, nor may copies of the common stock or any other documents relating to the common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the "Regulation No. 11522"), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "Financial Service Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

        Any offer, sale or delivery of the common stock or distribution of copies of the prospectus or any other document relating to the common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the "Italian Banking Law"), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

        Any investor purchasing the common stock in the offering is solely responsible for ensuring that any offer or resale of the common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

        The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the "Financial Service Act" and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

        Italy has only partially implemented the Prospectus Directive, the provisions under the heading "Notice to EEA Investors" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

        Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

NOTICE TO JAPANESE INVESTORS

        The underwriters will not offer or sell any of our common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

NOTICE TO INVESTORS IN HONG KONG

        The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our common stock other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

NOTICE TO SINGAPOREAN INVESTORS

        This prospectus or any other offering material relating to our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the "Securities and Futures Act"). Accordingly our common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

LEGAL MATTERS

        The validity of our common stock offered by this prospectus will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Certain partners of Willkie Farr & Gallagher LLP own in the aggregate less than 1% of the limited partnership interests of Warburg Pincus. Willkie Farr & Gallagher LLP has, from time to time, represented, currently represents and may continue to represent, us and Warburg Pincus and its affiliates in connection with various legal matters unrelated to this offering. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements of TD Group at September 30, 2006 and 2005, and for each of the three years in the period ended September 30, 2006, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of TD Group appearing in TD Group's Annual Report (Form 10-K) for the year ended September 30, 2006 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated balance sheets of Aviation Technologies, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in three-year period ended December 31, 2006, have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information reporting requirements of the Exchange Act and we file annual, quarterly and special reports, proxy statements and other information with the SEC relating to our business, financial results and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC's Public Reference Room and via the SEC's website (see below for more information).

        In connection with the common stock offered by this prospectus, we have filed a registration statement on Form S-3 under the Securities Act with the SEC. This prospectus, which constitutes a part of that registration statement, does not contain all of the information included in that registration statement and its accompanying exhibits and schedules. For further information with respect to our common stock and us you should refer to that registration statement and its accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

        You may inspect a copy of the registration statement of which this prospectus is a part and its accompanying exhibits and schedules, as well as the reports, proxy statements and other information we file with the SEC, without charge at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically, including us. The address of the site is http://www.sec.gov.

        In addition, we maintain a website that contains information regarding our company, including copies of reports, proxy statements and other information we file with the SEC. The address of our website is www.transdigm.com. Our website, and the information contained on that site, or connected to that site, is not intended to be part of this prospectus.

TRANSFER AGENT AND REGISTRAR

        National City Bank is the transfer agent and registrar for our common stock. Its telephone number is 800-622-6757.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in the prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

  •
  Our Annual Report on Form 10-K for the fiscal year ended September 30, 2006, filed with the SEC on November 28, 2006;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended December 30, 2006, filed with the SEC on February 13, 2007;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 8, 2007;

  •
  Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on January 22, 2007; and

  •
  Our Current Reports on Form 8-K filed with the SEC on April 20, 2007, February 28, 2007, February 13, 2007, February 12, 2007 (only with respect to those sections filed, and not furnished, to the SEC), February 6, 2007, January 30, 2007 (only with respect to those sections filed, and not furnished, to the SEC), January 29, 2007 (only with respect to those sections filed, and not furnished, to the SEC), January 18, 2007, January 10, 2007, December 12, 2006,

    November 17, 2006 (only with respect to those sections filed, and not furnished, to the SEC), November 6, 2006 and October 3, 2006.

        Notwithstanding the above, information that is "furnished" to the SEC shall not be deemed "filed with" the SEC and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests may be made in writing to: TransDigm Group Incorporated, 1301 East 9th Street, Suite 3710, Cleveland, Ohio 44114, Attn: Chief Financial Officer, or by telephone at (216) 706-2939.

 TRANSDIGM GROUP INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share amounts)

	March 31, 2007	September 30, 2006
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$64,795	$61,217
Trade accounts receivable—Net	89,686	65,568
Income taxes receivable	—	9,366
Inventories	119,124	89,243
Deferred income taxes	17,728	7,390
Prepaid expenses and other	6,489	1,397

Total current assets	297,822	234,181
PROPERTY, PLANT AND EQUIPMENT—Net	86,609	62,851
GOODWILL	1,218,856	877,829
TRADEMARKS AND TRADE NAMES	159,427	125,497
OTHER INTANGIBLE ASSETS—Net	180,537	100,462
DEBT ISSUE COSTS—Net	24,351	14,872
OTHER	502	1,020

TOTAL ASSETS	$1,968,104	$1,416,712

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$24,556	$18,764
Accrued liabilities	35,844	24,675

Total current liabilities	60,400	43,439
LONG-TERM DEBT	1,357,968	925,000
DEFERRED INCOME TAXES	130,185	78,109
OTHER NON-CURRENT LIABILITIES	7,358	7,123

Total liabilities	1,555,911	1,053,671

STOCKHOLDERS' EQUITY:
Common stock—$.01 par value; authorized 224,400,000 shares; issued 45,072,607 and 44,664,020 at March 31, 2007 and September 30, 2006, respectively	451	446
Additional paid-in capital	303,793	296,757
Retained earnings	109,516	67,667
Accumulated other comprehensive loss	(1,567)	(1,829)

Total stockholders' equity	412,193	363,041

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,968,104	$1,416,712

See Notes to condensed consolidated financial statements.

 TRANSDIGM GROUP INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THIRTEEN AND TWENTY-SIX WEEK
PERIODS ENDED MARCH 31, 2007 AND APRIL 1, 2006
(Amounts in thousands, except share data)
(Unaudited)

	Thirteen Week Periods Ended		Twenty-Six Week Periods Ended
	March 31, 2007	April 1, 2006	March 31, 2007	April 1, 2006
NET SALES	$144,438	$108,276	$267,147	$208,416
COST OF SALES	69,367	51,799	128,442	102,696

GROSS PROFIT	75,071	56,477	138,705	105,720
OPERATING EXPENSES:
Selling and administrative	14,586	12,426	26,707	25,516
Amortization of intangibles	3,368	1,450	5,010	3,266

Total operating expenses	17,954	13,876	31,717	28,782

INCOME FROM OPERATIONS	57,117	42,601	106,988	76,938
INTEREST EXPENSE—Net	22,603	19,382	40,396	39,181

INCOME BEFORE INCOME TAXES	34,514	23,219	66,592	37,757
INCOME TAX PROVISION	13,000	8,945	24,743	14,499

NET INCOME	$21,514	$14,274	$41,849	$23,258

Net earnings per share:
Basic earnings per share	$0.48	$0.32	$0.93	$0.53
Diluted earnings per share	$0.45	$0.30	$0.87	$0.50
Weighted-average shares outstanding:
Basic	44,972	44,255	44,872	44,228
Diluted	48,000	47,121	47,897	46,893

See Notes to condensed consolidated financial statements.

 TRANSDIGM GROUP INCORPORATED
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE TWENTY SIX WEEK PERIOD ENDED MARCH 31, 2007
(Amounts in thousands, except share data)
(Unaudited)

	Common Stock
					Accumulated Other Comprehensive Loss
	Number of Shares	Par Value	Additional Paid-In Capital	Retained Earnings		Total
BALANCE, OCTOBER 1, 2006	44,664,020	$446	$296,757	$67,667	$(1,829)	$363,041
Compensation expense recognized for employee stock options	—	—	1,449	—	—	1,449
Income tax benefit from exercise of stock options	—	—	2,859	—	—	2,859
Exercise of employee stock options	403,127	5	2,718	—	—	2,723
Restricted stock amortization	—		10	—	—	10
Issuance of common stock	5,460	—	—	—	—	—
Comprehensive income:
Net income	—	—	—	41,849	—	41,849
Interest rate swap	—	—	—	—	240	240
Other comprehensive income	—	—	—	—	22	22

Comprehensive income	—	—	—	—	—	42,111

BALANCE, MARCH 31, 2007	45,072,607	$451	$303,793	$109,516	$(1,567)	$412,193

See notes to condensed consolidated financial statements.

 TRANSDIGM GROUP INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)
(Unaudited)

	Twenty-Six Week Periods Ended
	March 31, 2007	April 1, 2006
OPERATING ACTIVITIES:
Net income	$41,849	$23,258
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,418	4,886
Amortization of intangibles	5,010	3,266
Amortization of debt issue costs	1,306	2,433
Non-cash stock option costs and restricted stock amortization	1,459	1,134
Changes in assets/liabilities, net of effects from acqusition of businesses:
Accounts receivable	(8,486)	(1,775)
Inventories	(6,332)	(5,695)
Other assets	8,381	(8,287)
Accounts payable	1,817	763
Accrued and other liabilities	3,967	7,111
Deferred compensation liability	1,011	(28,960)
Interest on unsecured promissory notes	—	(59,206)

Net cash provided by (used in) operating activities	55,400	(61,072)

INVESTING ACTIVITIES:
Capital expenditures	(4,205)	(3,831)
Acquisition of businesses	(475,705)	—

Net cash used in investing activities	(479,910)	(3,831)

FINANCING ACTIVITIES:
Proceeds from issuance of senior subordinated notes, net of fees	297,029	—
Borrowings under senior secured credit facility, net of fees	125,482	—
Repayment of amounts borrowed under the former credit facility	—	(1,472)
Repayment of unsecured promissory notes	—	(199,997)
Borrowings under TD Group loan facility, net of fees	—	193,752
Tax benefit from exercise of stock options	2,859	—
Proceeds from exercise of stock options	2,718	776
Net cash provided by (used in) financing activities	428,088	(6,941)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,578	(71,844)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	61,217	104,221

CASH AND CASH EQUIVALENTS, END OF PERIOD	$64,795	$32,377

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$38,329	$96,837

Cash paid during the period for income taxes	$7,670	$11,740

See notes to condensed consolidated financial statements.

 TRANSDIGM GROUP INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THIRTEEN AND TWENTY-SIX WEEK PERIODS ENDED MARCH 31, 2007 AND APRIL 1, 2006

(UNAUDITED)

1.    DESCRIPTION OF THE BUSINESS AND MERGER

        Description of the Business—TransDigm Group Incorporated ("TD Group"), through its wholly-owned subsidiary, TransDigm Inc., is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. TransDigm Inc., which includes the AeroControlex and Adel Wiggins Groups, along with its direct and indirect wholly-owned operating subsidiaries, MarathonNorco Aerospace, Inc., Adams Rite Aerospace, Inc., Champion Aerospace Inc., Avionic Instruments, Inc., Skurka Aerospace Inc., Sweeney Engineering Corp., CDA InterCorp, Avtech Corporation, Transicoil Corporation, West Coast Specialties, Inc. and Transicoil (Malaysia) Sendirian Berhad (collectively, with TD Group, the "Company" or "TransDigm") offers a broad range of proprietary aerospace components. Major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include ignition systems and components, gear pumps, mechanical/electromechanical actuators and controls, NiCad batteries/chargers, power conditioning devices, hold open rods and locking devices, engineered connectors, engineered latches, cockpit security devices, lavatory hardware and components, specialized AC/DC electric motors, aircraft audio systems, specialized cockpit displays and specialized valving.

        TransDigm Holding Company ("TransDigm Holdings") was formerly a wholly-owned subsidiary of TD Group and the direct parent of TransDigm Inc. but was merged into TransDigm Inc. on June 26, 2006.

        TD Group was incorporated on July 8, 2003 under the name TD Holding Corporation by outside investors to acquire control of TransDigm Holdings through the Merger described below and had no operations prior to the Merger. TD Group has no significant assets or operations other than its 100% ownership of TransDigm Inc.

        Initial Public Offering—On March 20, 2006, TD Group completed an initial public offering ("IPO") of its common stock. As a result of the IPO, TD Group's common stock is publicly traded on the New York Stock Exchange under the ticker symbol "TDG".

        On March 14, 2006, TD Group effected a 149.60 for 1.00 stock split and, in conjunction therewith, amended and restated its certificate of incorporation to increase the number of authorized shares of common stock and preferred stock. All common shares and per common share amounts in these condensed consolidated financial statements prior to March 14, 2006 have been retroactively adjusted for all periods presented to give effect to the stock split, including reclassifying an amount equal to the increase in par value from additional paid-in capital to common stock.

        Merger—On July 22, 2003, an entity formed by Warburg Pincus Private Equity VIII, L.P. ("Warburg Pincus") merged with and into TransDigm Holdings, with TransDigm Holdings continuing as the surviving corporation as a wholly-owned subsidiary of a newly formed corporation controlled by Warburg Pincus, TD Group (the "Merger").

        Separate Financial Statements—Separate financial statements of TransDigm Inc. are not presented since TransDigm Inc.'s 7 3/4% senior subordinated notes are fully and unconditionally guaranteed on a senior subordinated basis by TD Group and all existing domestic subsidiaries of TransDigm Inc. and since TD Group has no significant operations or assets separate from its investment in TransDigm Inc.

2.    UNAUDITED INTERIM FINANCIAL INFORMATION

        The financial information included herein is unaudited; however, the information reflects all adjustments (consisting solely of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the Company's financial position and results of operations and cash flows for the interim periods presented. These financial statements and notes should be read in conjunction with the financial statements and related notes for the year ended September 30, 2006 included in its Form 10-K dated November 28, 2006. The September 30, 2006 condensed consolidated balance sheet was derived from the TD Group's audited financial statements. The results of operations for the twenty-six week period ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year.

3.    NEW ACCOUNTING STANDARDS

        In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company anticipates that the adoption of this pronouncement will not have a material impact on its consolidated financial position or results of operations.

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statements and related financial statement disclosure using both the rollover approach and the iron curtain approach. The requirements of SAB 108 are effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Company has adopted SAB 108 during its first quarter of fiscal year 2007. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial position or results of operations.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"). This statement requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Accumulated Other Comprehensive Income, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date, the date at which plan assets and the benefit obligation are measured, is required to be the company's fiscal year end. Presently, the Company uses a September 30 measurement date for its defined benefit pension plans. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after

December 15, 2008. The Company anticipates that the adoption of this pronouncement will not have a material impact on its consolidated financial position or results of operations.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

        In July 2006, the FASB issued Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes the minimum accounting and disclosure requirements of uncertain tax positions. FIN 48 also provides guidance on the derecognition, measurement, classification, interest and penalties, and transition of uncertain tax positions. FIN 48 is effective for fiscal periods beginning after December 15, 2006. The Company is currently analyzing the expected impact of adoption of FIN 48 on its financial statements.

4.    ACQUISITIONS

        ATI—On February 7, 2007, TransDigm Inc. acquired all of the outstanding capital stock of Aviation Technologies, Inc. ("ATI") for $430.1 million in cash. ATI consists of two primary operating units that service the commercial and military aerospace markets—Avtech Corporation (which, together with West Coast Specialties, Inc., is referred to as "Avtech") and Transicoil Corporation (which, together with Transicoil (Malaysia) Sendirian Berhad is referred to as "ADS/Transicoil"). Avtech is a leading supplier of flight deck and passenger audio systems, cabin lighting, and power control products and related components. ADS/Transicoil is a leading supplier of displays, clocks, brushless motors and related components and instruments. Through Avtech and ADS/Transicoil, ATI manufactures proprietary products for the aerospace industry with broad platform positions and high aftermarket content, all of which fit well with TransDigm's overall direction.

        The purchase price consideration and costs associated with the acquisition of $430.1 million were funded through additional borrowings under our senior secured credit facility of $125.5 million (net of fees of $4.5 million), the proceeds from the issuance by TransDigm Inc. of additional senior subordinated notes of $297.0 (net of fees of $6.0 million) and the use of $7.6 million of our available cash balances.

        The Company accounted for the acquisition of ATI as a purchase and included the results of operations of ATI in its consolidated financials statements from the date of acquisition. The Company is in the process of obtaining third-party valuations of certain tangible and intangible assets of ATI; thus, the values attributed to acquired assets in the consolidated financial statements are subject to adjustment. The Company expects that substantially all of the $307.2 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

        The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at the date of the acquisition of ATI (in thousands).

Assets:
Current assets	$34,069
Deferred income taxes	10,963
Property, plant and equipment	23,995
Goodwill	307,225
Other intangible assets	110,580

Total assets	486,832
Liabilities:
Current liabilities	10,727
Deferred income taxes	45,967

Total liabilities	56,694

Net assets acquired	$430,138

        The following table summarizes the unaudited, consolidated pro forma results of operations of the Company, as if the acquisition of ATI had occurred at the beginning of the periods ended (in thousands, except per share data):

	Thirteen Week Periods Ended		Twenty-Six Week Periods Ended
	March 31, 2007	April 1, 2006	March 31, 2007	April 1, 2006
Net sales	$153,845	$132,585	$304,862	$254,593
Operating income	30,914	45,817	84,934	82,082
Net income	1,116	10,843	18,743	16,186
Diluted earnings per share	0.02	$0.23	$0.39	$0.35

        These pro forma results of operations include the effects of the: (i) inventory purchase accounting adjustments that will be charged to cost of sales as the inventory that was on hand as of the date of the acquisition is sold, (ii) additional amortization expense that will be recognized from the identifiable intangible assets recorded in accounting for the acquisition, (iii) a reduction in depreciation expense that resulted from the write-down of the carrying value of certain real property to fair value in accounting for the acquisition, and (iv) additional interest expense that resulted from the Company's increased indebtedness resulting from the acquisition. The pro forma results of operations for the periods ended March 31, 2007 includes approximately $25.8 million of additional compensation expense recognized with respect to stock options of ATI that were cancelled upon the closing of the acquisition. This pro forma information is not necessarily indicative of the results that actually would have been obtained if the transactions had occurred as of the beginning of the periods presented and is not intended to be a projection of future results.

        CDA—On October 3, 2006, TransDigm Inc. acquired all of the outstanding capital stock of CDA InterCorp ("CDA") for $45.6 million in cash, subject to adjustment based on the level of working capital as of the close of the acquisition. CDA designs and manufacturers specialized controllable drive actuators, motors, transducers, and gearing. The products fit closely with TransDigm's existing business. The Company expects that the $33.9 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

        Sweeney—On June 12, 2006, TransDigm Inc. acquired all of the outstanding capital stock of Sweeney Engineering Corp. ("Sweeney") for $25.5 million in cash. Sweeney designs and manufactures specialized aerospace valving used primarily in fuel, environmental control, and de-icing applications. The products are used on defense and commercial aircraft applications. Sweeney's product characteristics and market position fit well with TransDigm's overall direction. The acquired business was consolidated into AeroControlex's existing business in Painesville, Ohio. The Company expects that the $21.1 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

        The Company accounted for the acquisitions of CDA and Sweeney as purchases and included the results of operations of CDA and Sweeney in its consolidated financials statements from the date of each acquisition. The Company is in the process of obtaining third-party valuations of certain tangible and intangible assets of CDA and Sweeney; thus, the values attributed to acquired assets in the consolidated financial statements are subject to adjustment. Pro forma net sales and results of operations for CDA and Sweeney, had they occurred at the beginning of the twenty-six week periods ended March 31, 2007 and April 1, 2006, respectively, are not significant and, accordingly, are not provided.

5.    INVENTORIES

        Inventories are stated at the lower of cost or market. Cost of inventories is determined by the average cost and the first-in, first-out (FIFO) methods. Inventories consist of the following (in thousands):

	March 31, 2007	September 30, 2006
Work-in-progress and finished goods	$65,323	$51,077
Raw materials and purchased component parts	67,310	46,060

Total	132,633	97,137
Reserve for excess and obsolete inventory	(13,509)	(7,894)

Inventories—net	119,124	$89,243

6.    INTANGIBLE ASSETS

        Intangible assets subject to amortization consist of the following (in thousands):

	March 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net
Unpatented technology	$166,026	$15,377	$150,649
License agreement	9,373	1,945	7,428
Trade secrets	18,462	2,009	16,453
Patented technology	1,557	655	902
Order backlog	14,570	10,869	3,701
Other	1,803	399	1,404

Total	$211,791	$31,254	$180,537

	September 30, 2006
	Gross Carrying Amount	Accumulated Amortization	Net
Unpatented technology	$92,196	$12,696	$79,500
License agreement	9,373	1,679	7,694
Trade secrets	11,772	1,696	10,076
Patented technology	1,522	568	954
Order backlog	10,040	9,320	720
Other	1,803	285	1,518

Total	$126,706	$26,244	$100,462

        The total carrying amount of identifiable intangible assets not subject to amortization consists of $159.4 million and $125.5 million of trademarks and trade names at March 31, 2007 and September 30, 2006, respectively.

        The aggregate amortization expense on identifiable intangible assets for the thirteen and twenty-six week periods ended March 31, 2007 and April 1, 2006 was approximately $3.4 million, $5.0 million, $1.5 million, and $3.3 million, respectively. The estimated amortization expense for fiscal 2007 is $12.9 million and for each of the five succeeding years 2008 through 2012 is $10.4 million, $9.2 million, $9.2 million, $9.2 million and $9.1 million, respectively.

        Intangible assets acquired during the twenty-six week period ended March 31, 2007 were as follows (in thousands):

	Twenty-Six Week Period Ended
	March 31, 2007
	Cost	Amortization Period
Intangible assets not subject to amortization:
Goodwill	$341,075	none
Trademarks and trade names	33,930	none

	375,005

Intangible assets subject to amortization:
Unpatented technology	73,830	22.5 years
Trade secrets	6,690	22 years
Order backlog	4,530	1 year

	85,050	21.3 years

Total	$460,055

        The following is a summary of the changes in the carrying value of goodwill from September 30, 2006 through March 31, 2007 (in thousands):

Balance, September 30, 2006	$877,829
Goodwill recorded during the year	341,075
Other	(48)

Balance, March 31, 2007	$1,218,856

7.    PRODUCT WARRANTY

        The Company provides limited warranties in connection with the sale of its products. The warranty period for products sold varies among the Company's operations, ranging from 90 days to five years. A provision for the estimated cost to repair or replace the products is recorded at the time of sale and periodically adjusted to reflect actual experience.

        The following table presents a reconciliation of changes in the product warranty liability for the periods indicated below (in thousands):

	Twenty-Six Week Periods Ended
	March 31, 2007	April 1, 2006
Liability balance at beginning of period	$2,472	$2,789
Accruals for warranties issued	639	545
Warranty costs incurred	(705)	(902)
Acquisitions	1,593	—

Liability balance at end of period	$3,999	$2,432

8.    DEBT

        Summary—The Company's long-term debt at March 31, 2007 and September 30, 2006 consisted of the following (in thousands):

	March 31, 2007	September 30, 2006
Term loans	$780,000	$650,000
7 3/4% senior subordinated notes due 2014	575,000	275,000
Premium on 7 3/4% senior subordinated notes due 2014	2,968	—

Total debt	$1,357,968	$925,000

        Revolving Credit Facility and Term Loans—In connection with the acquisition of ATI, TransDigm entered into an amendment to our senior secured credit facility which provided for, among other things, an additional term loan of $130 million. TransDigm used the proceeds from the additional term loan together with the proceeds from the issuance and sale of the New Notes (defined below) and a portion of the Company's available cash balances to fund the acquisition of ATI and to pay related transaction expenses. The interest rate on the term loans at March 31, 2007 was 7.35%. Also, see Note 4.

        In addition, pursuant to the terms of the amendment, and effective as of the closing date of the acquisition of ATI, the revolving credit facility was increased by $50 million, resulting in an aggregate revolving credit facility of $200 million, of which approximately $198.4 million was available as of March 31, 2007.

        Senior Subordinated Notes—On February 7, 2007, TransDigm Inc. issued and sold $300 million aggregate principal amount of its 7 3/4% senior subordinated notes due 2014 (the "New Notes"). The Company received $3.0 million of premium in connection with the issuance of the New Notes due to the fact that such New Notes were issued at 101% of the principal amount thereof. The terms of the

New Notes are substantially identical to the terms of the 7 3/4% senior subordinated notes due 2014 that were issued and sold by TransDigm on June 23, 2006.

9.    INCOME TAXES

        At the end of each reporting period, the Company makes an estimate of its annual effective income tax rate. The estimate used in the year-to-date period may change in subsequent periods. The Company recorded an income tax provision of $13.0 million in the thirteen week period ended March 31, 2007 compared to a provision of $8.9 million in the prior year period. The effective tax rate for the thirteen week period ended March 31, 2007 was 37.7% compared to 38.5% for the comparable period in the prior year. The lower effective tax rate was primarily due to a reduction in state and local taxes.

        The Company recorded an income tax provision of $24.7 million in the twenty-six week period ended March 31, 2007 compared to $14.5 million in the prior year period. The effective tax rate for the twenty-six week period ended March 31, 2007 was 37.2% compared to 38.4% for the comparable period in the prior year. The lower effective tax rate was due to the retroactive reinstatement of the research and development tax credit and a reduction in state and local taxes. The federal research and development tax credit expired on April 1, 2006. On December 20, 2006, the Tax Relief and Health Care Act of 2006 was enacted, which retroactively reinstated and extended the research and development tax credit from January 1, 2006 to December 31, 2007. The retroactive benefit for the previously expired period from January 1, 2006 to September 30, 2006 is reflected as a discrete item which lowered the Company's effective tax rate by approximately 0.8%.

10.    EARNINGS PER SHARE CALCULATION

        The following table sets forth the computation of basic and diluted earnings per share:

	Thirteen Week Periods Ended		Twenty-Six Week Periods Ended
	March 31, 2007	April 1, 2006	March 31, 2007	April 1, 2006
	(in thousands, except per share data)
Basic Earnings Per Share Computation:
Net income	$21,514	$14,274	$41,849	$23,258

Weighted-average shares outstanding	44,972	44,255	44,872	44,228

Basic earnings per share	$0.48	$0.32	$0.93	$0.53

Diluted Earnings Per Share Computation:
Net income	$21,514	$14,274	$41,849	$23,258
Weighted-average shares outstanding	44,972	44,255	44,872	44,228
Effect of dilutive options outstanding(1)	3,028	2,866	3,025	2,665

Total weighted-average shares outstanding	48,000	47,121	47,897	46,893

Diluted earnings per share	$0.45	$0.30	$0.87	$0.50

(1)
Stock options outstanding at March 31, 2007 that were excluded from the diluted earnings per share computation for the thirteen and twenty-six weeks ended March 31, 2007, due to the anti-dilutive effect of such options, were immaterial.

11.    STOCK COMPENSATION PLANS

        The Company's stock compensation plans are designed to assist us in attracting, retaining, motivating and rewarding key employees, directors or consultants, and promoting the creation of long-term value for stockholders by closely aligning the interests of these individuals with those of the Company's stockholders. The Company's stock compensation plans provide for the granting of stock options, restricted stock and other stock-based incentives.

        Prior to December 20, 2006, the Company used the minimum value method of accounting for stock-based compensation as provided for in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The minimum value method does not require the use of a volatility factor in measuring the value of a stock-based compensation grant. Concurrent with the initial filing of the Company's Registration Statement on Form S-1 on December 20, 2006, on a prospective basis, the Company converted to the fair value method also provided for in SFAS 123.

        Effective October 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"), which replaces SFAS 123 utilizing the modified prospective method. SFAS 123R requires stock-based compensation to be measured using the fair value method of accounting. The Company records compensation expense for service based awards under the straight line method. Expense related to performance based awards is recorded in the service period corresponding to the performance target. SFAS 123R also requires the tax benefits associated with these share-based payments to be classified as financing activities in statements of cash flows, rather than as operating activities as required under SFAS 123. The tax benefit of $1.8 million associated with share-based payments was recorded in operating activities in the twenty-six week period ended April 1, 2006. The adoption of SFAS 123R did not have a significant impact on the Company's financial condition or results of operations. The Company estimates that forfeitures of unvested awards will be insignificant and accordingly does not adjust stock based compensation expense for projected forfeitures.

        The following table shows the expense recognized by the Company for stock-based compensation (in thousands):

	Thirteen Week Periods Ended		Twenty-Six Week Periods Ended
	March 31, 2007	April 1, 2006	March 31, 2007	April 1, 2006
Stock option compensation expense:
Time vested stock options	$111	$57	$222	$103
Performance vested stock options	537	841	1,227	1,031
Restricted stock award amortization	5	—	10	—

	$653	$898	$1,459	$1,134

        As of March 31, 2007, there was $5.5 million of total unrecognized compensation cost related to nonvested awards expected to vest, which is expected to be recognized over a weighted-average period of 1.5 years.

  2006 Stock Incentive Plan

        In conjunction with the consummation of the IPO, a 2006 stock incentive plan was adopted by TD Group. TD Group has reserved 2,619,668 shares of its common stock for issuance to key employees, directors or consultants under the plan. Awards under the plan may be in the form of options, restricted stock or other stock-based awards. Options granted under the plan will expire no later than the tenth anniversary of the applicable date of grant of the options, and will have an exercise price of not less than the fair market value of our common stock on the date of grant.

        On April 21, 2006, 2,370 restricted shares were issued with a weighted-average grant date fair value of $25.34 and which vest over three years. During the twenty-six weeks ended March 31, 2007, 5,460 shares of common stock with a weighted-average grant date fair value of $27.43.

        At March 31, 2007, 2,611,838 remaining shares were available for award under TD Group's 2006 stock incentive plan.

  2003 Stock Option Plan

        Certain executives and key employees of the Company were granted stock options under TD Group's 2003 stock option plan. Upon the closing of the Merger, certain employees rolled over certain then-existing options to purchase shares of common stock of TransDigm Holdings. These employees were granted rollover options to purchase an aggregate of 3,870,152 shares of common stock of TD Group (after giving effect to the 149.60 for 1.00 stock split effected on March 14, 2006). All rollover options granted were fully vested on the date of grant. In addition to shares of common stock reserved for issuance upon the exercise of rollover options, an aggregate of 5,469,301 shares of TD Group's common stock are reserved for issuance upon the exercise of new management options. In general, approximately 20% of all new management options vest based on employment service or a change in control. These time vested options have a graded vesting schedule of up to four years. Approximately 80% of all new management options vest (i) based upon the satisfaction of specified performance criteria, which is annual and cumulative EBITDA As Defined targets through 2008, or (ii) upon the occurrence of a change in control if the Investor Group (defined as Warburg Pincus and the other investors who invested in TD Group in connection with the Merger) receives a minimum specified rate of return. Unless terminated earlier, the options expire ten years from the date of grant.

        TD Group has reserved a total of 9,339,453 shares of its common stock for issuance to the Company's employees under the plan, 9,267,698 of which had been issued as of March 31, 2007.

        In addition to the stock options issued under the plan covering the Company's employees, members of the Company's board of directors have also been granted stock options of TD Group.

        The fair value of the Company's employee stock options was estimated at the date of grant using a Black-Sholes-Merton option-pricing model with the following weighted average assumptions for all options granted during the twenty-six week periods ended:

	March 31, 2007	April 1, 2006
Risk-free interest rate	4.41% to 4.49%	4.21% to 4.33%
Expected life of options	4 years	4 years
Expected dividend yield of stock	—	—
Expected volatility of stock	30%	0% to 30%

        The risk-free interest rate is based upon the three and five-year Treasury Bond rates as of the grant date. The average expected life of stock-based awards is based on vesting schedules and contractual terms. Expected volatility of stock was calculated using historical and implied volatilities. The Company does not pay dividends; thus, no dividend rate assumption is used.

        The total fair value of shares vested during the twenty-six weeks ended March 31, 2007 and April 1, 2006 was $0.1 million and $1.0 million, respectively.

        Time Vested Stock Options—The following table summarizes activity, pricing and other information for the Company's time vested stock-based award activity during the twenty-six week period ended March 31, 2007:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2006	1,062,577	$9.10
Granted	14,000	25.60
Exercised	(43,347)	10.45
Forfeited	(12,468)	12.57

Outstanding at March 31, 2007	1,020,762	$9.23	7 years	$27,713,688

Expected to vest	1,020,762	$9.23	7 years	$27,713,688

Exercisable at March 31, 2007	823,414	$8.19	6.8 years	$23,212,041

        Performance Vested Stock Options—The following table summarizes the activity, pricing and other information for the Company's performance vested stock-based award activity during the twenty-six week period ended March 31, 2007:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2006	4,250,241	$9.09
Granted	268,000	31.85
Exercised	(197,415)	8.60
Forfeited	(54,031)	11.53

Outstanding at March 31, 2007	4,266,795	$10.51	7.2 years	$110,381,987

Expected to vest	4,266,795	$10.51	7.2 years	$110,381,987

Exercisable at March 31, 2007	1,860,878	$8.36	6.9 years	$52,141,802

        Rollover Option Awards—The following table summarizes the activity, pricing and other information for the Company's rollover option award activity during the twenty-six week period ended March 31, 2007:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2006	2,788,321	2.45
Granted	—	—
Exercised	(162,365)	3.33
Forfeited	—	—

Outstanding at March 31, 2007	2,625,956	2.39	3.4 years	$89,256,244

Expected to vest	2,625,956	$2.39	3.4 years	$89,256,244

Exercisable at March 31, 2007	2,625,956	$2.39	3.4 years	$89,256,244

        The weighted-average grant date fair value of time, performance and rollover options granted during the twenty-six week periods ended March 31, 2007 and April 1, 2006 were $9.83 and $2.58, respectively. The total intrinsic value of time, performance and rollover options exercised during the twenty-six week period ended March 31, 2007 and April 1, 2006 were $8.5 million and $7.0 million, respectively.

12.    SUPPLEMENTAL GUARANTOR INFORMATION

        TransDigm's 7 3/4% senior subordinated notes are jointly and severally guaranteed, on a senior subordinated basis, by TD Group and TransDigm Inc.'s Domestic Restricted Subsidiaries, as defined therein. The following supplemental consolidating condensed financial information presents the balance sheets of the Company as of March 31, 2007 and September 30, 2006 and its statements of income and cash flows for the twenty-six week periods ended March 31, 2007 and April 1, 2006.

 TRANSDIGM GROUP INCORPORATED
CONDENSED CONSOLIDATING BALANCE SHEET
AS OF MARCH 31, 2007
(Amounts in thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,495	$56,998	$3,302	$—	$64,795
Trade accounts receivable—Net	—	31,173	58,513	—	89,686
Inventories	—	39,709	79,415	—	119,124
Deferred income taxes	—	5,484	12,244	—	17,728
Prepaid expenses and other	—	4,271	2,218	—	6,489

Total current assets	4,495	137,635	155,692	—	297,822
INVESTMENT IN SUBSIDIARIES AND INTERCOMPANY BALANCES	404,991	1,840,867	(5,938)	(2,239,920)	—
PROPERTY, PLANT AND EQUIPMENT—Net	—	22,940	63,669	—	86,609
GOODWILL	—	446,278	772,578	—	1,218,856
TRADEMARKS AND TRADE NAMES	—	52,997	106,430	—	159,427
OTHER INTANGIBLE ASSETS—Net	—	35,729	144,808	—	180,537
DEBT ISSUE COSTS—Net	—	24,351	—	—	24,351
OTHER	—	322	180	—	502

TOTAL ASSETS	$409,486	$2,561,119	$1,237,419	$(2,239,920)	$1,968,104

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$—	$12,270	$12,286	$—	$24,556
Accrued liabilities	—	22,127	13,717	—	35,844

Total current liabilities	—	34,397	26,003	—	60,400
LONG-TERM DEBT	—	1,357,968	—	—	1,357,968
DEFERRED INCOME TAXES	(5,606)	110,607	25,184	—	130,185
OTHER NON-CURRENT LIABILITIES	2,899	3,579	880	—	7,358

Total liabilities	(2,707)	1,506,551	52,067	—	1,555,911

STOCKHOLDERS' EQUITY	412,193	1,054,568	1,185,352	(2,239,920)	412,193

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	409,486	$2,561,119	$1,237,419	$(2,239,920)	$1,968,104

 TRANSDIGM GROUP INCOPORATED

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF SEPTEMBER 30, 2006

(Amounts in thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,604	$62,561	$(2,948)	$—	$61,217
Trade accounts receivable—Net	—	27,770	37,798	—	65,568
Income taxes receivable	—	9,366	—	—	9,366
Inventories	—	32,072	57,171	—	89,243
Deferred income taxes	—	7,390	—	—	7,390
Prepaid expenses and other	(248)	778	867	—	1,397

Total current assets	1,356	139,937	92,888	—	234,181
INVESTMENTS IN SUBSIDIARIES AND INTERCOMPANY BALANCES	358,106	1,338,439	(10,992)	(1,685,553)	—
PROPERTY, PLANT AND EQUIPMENT—Net	—	24,895	37,956	—	62,851
GOODWILL	—	446,326	431,503	—	877,829
TRADEMARKS AND TRADE NAMES	—	52,997	72,500	—	125,497
OTHER INTANGIBLE ASSETS—Net	—	37,086	63,376	—	100,462
DEBT ISSUE COSTS—Net	—	14,872	—	—	14,872
OTHER	—	858	162	—	1,020

TOTAL ASSETS	$359,462	$2,055,410	$687,393	$(1,685,553)	$1,416,712

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$—	$11,690	$7,074	$—	$18,764
Accrued liabilities	139	16,450	8,086	—	24,675

Total current liabilities	139	28,140	15,160	—	43,439
LONG-TERM DEBT	—	925,000	—	—	925,000
DEFERRED INCOME TAXES	(5,606)	83,715	—	—	78,109
OTHER NON-CURRENT LIABILITIES	1,888	4,355	880	—	7,123

Total liabilities	(3,579)	1,041,210	16,040	—	1,053,671

STOCKHOLDERS' EQUITY	363,041	1,014,200	671,353	(1,685,553)	363,041

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$359,462	$2,055,410	$687,393	$(1,685,553)	$1,416,712

 TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF INCOME

FOR THE TWENTY-SIX WEEK PERIOD ENDED APRIL 1, 2006

(Amounts in thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET SALES	$—	$86,654	$121,762	$—	$208,416
COST OF SALES	—	38,763	63,933	—	102,696

GROSS PROFIT	—	47,891	57,829	—	105,720
OPERATING EXPENSES:
Selling and administrative	2,382	13,905	9,229	—	25,516
Amortization of intangibles	—	1,132	2,134	—	3,266

Total operating expenses	2,382	15,037	11,363	—	28,782

INCOME FROM OPERATIONS	(2,382)	32,854	46,466	—	76,938
OTHER INCOME (EXPENSES):
Interest expense—Net	(17,589)	(23,478)	1,886	—	(39,181)
Equity in income of subsidiaries	35,907	30,074	—	(65,981)	—

INCOME BEFORE INCOME TAXES	15,936	39,450	48,352	(65,981)	37,757
INCOME TAX PROVISION (BENEFIT)	(7,322)	3,543	18,278	—	14,499

NET INCOME	$23,258	$35,907	$30,074	$(65,981)	$23,258

 TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF INCOME

FOR THE TWENTY-SIX WEEK PERIOD ENDED MARCH 31, 2007

(Amounts in thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET SALES	$—	$102,739	$164,408	$—	$267,147
COST OF SALES	—	44,448	83,994	—	128,442

GROSS PROFIT	—	58,291	80,414	—	138,705
OPERATING EXPENSES:
Selling and administrative	—	13,354	13,353	—	26,707
Amortization of intangibles	—	1,395	3,615	—	5,010

Total operating expenses	—	14,749	16,968	—	31,717

INCOME FROM OPERATIONS	—	43,542	63,446	—	106,988
OTHER INCOME (EXPENSES):
Interest expense—Net	—	(34,066)	(6,330)	—	(40,396)
Equity in income of subsidiaries	41,849	35,870	—	(77,719)	—

INCOME BEFORE INCOME TAXES	41,849	45,346	57,116	(77,719)	66,592
INCOME TAX PROVISION	—	3,497	21,246	—	24,743

NET INCOME	$41,849	$41,849	$35,870	$(77,719)	$41,849

 TRANSDIGM GROUP INCORPORATED
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE TWENTY-SIX WEEK PERIOD ENDED MARCH 31, 2007
(Amounts in thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
OPERATING ACTIVITIES:
Net income	$41,849	$41,849	$35,870	$(77,719)	$41,849
Adjustments to reconcile net income to net cash p ovided by operating activities	(42,515)	310	(21,963)	77,719	13,551

Net cash provided by (used in) operating activities	(666)	42,159	13,907	—	55,400

INVESTING ACTIVITIES
Capital expenditures	—	(1,503)	(2,702)	—	(4,205)
Acquisition of businesses	—	(475,705)	—	—	(475,705)

Net cash used in investing activities	—	(477,208)	(2,702)	—	(479,910)
FINANCING ACTIVITIES:
Changes in intercompany activities	(2,020)	6,975	(4,955)	—	—
Proceeds from issueance of senior subordinated notes, net of fees	—	297,029	—	—	297,029
Borrowings under senior secured credit facility, net of fees	—	125,482	—	—	125,482
Tax benefit from exercise of stock options	2,859	—	—	—	2,859
Proceeds from exercise of stock options	2,718	—	—	—	2,718

Net cash provided by (used in) financing activities	3,557	429,486	(4,955)	—	428,088

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,891	(5,563)	6,250	—	3,578
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,604	62,561	(2,948)	—	61,217

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,495	$56,998	$3,302	$—	$64,795

 TRANSDIGM GROUP INCORPORATED
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE TWENTY-SIX WEEK PERIOD ENDED APRIL 1, 2006
(Amounts in thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
OPERATING ACTIVITIES:
Net income	23,258	$35,907	$30,074	$(65,981)	$23,258
Adjustments to reconcile net income to net cash provided by operating activities	(121,968)	(23,828)	(4,515)	65,981	(84,330)

Net cash provided by (used in) operating activities	(98,710)	12,079	25,559	—	(61,072)

INVESTING ACTIVITIES
Capital expenditures	—	(1,470)	(2,361)	—	(3,831)

Net cash used in investing activities	—	(1,470)	(2,361)	—	(3,831)

FINANCING ACTIVITIES:
Changes in intercompany activities	3,742	20,560	(24,302)	—	—
Proceeds from exercise of stock options	776	—	—	—	776
Repayment of amounts borrowed under credit facility	—	(1,472)	—	—	(1,472)
Repayment of unsecured promissory notes	(199,997)	—	—	—	(199,997)
New loan facility, net of fees	193,752	—	—	—	193,752
Dividend payment to TD Group	102,785	(102,785)	—	—	—

Net cash provided by (used in) financing activities	101,058	(83,697)	(24,302)	—	(6,941)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,348	(73,088)	(1,104)	—	(71,844)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	106,082	(1,861)	—	104,221

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,348	$32,994	$(2,965)	$—	$32,377

TRANSDIGM GROUP INCORPORATED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
TransDigm Group Incorporated

        We have audited the accompanying consolidated balance sheets of TransDigm Group Incorporated and subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2006. Our audit also included the financial statement schedule on page F-58. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TransDigm Group Incorporated and subsidiaries at September 30, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/S/ ERNST & YOUNG LLP

Cleveland, Ohio
November 16, 2006

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2006 AND 2005
(Amounts in thousands, except share amounts)

	2006	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$61,217	$104,221
Trade accounts receivable—Net	65,568	63,554
Income taxes receivable	9,366	—
Inventories	89,243	76,077
Deferred income taxes	7,390	12,746
Prepaid expenses and other	1,397	1,748

Total current assets	234,181	258,346
PROPERTY, PLANT AND EQUIPMENT—Net	62,851	63,624
GOODWILL	877,829	855,684
TRADEMARKS AND TRADE NAMES	125,497	125,497
OTHER INTANGIBLE ASSETS—Net	100,462	104,454
DEBT ISSUE COSTS—Net	14,872	19,340
OTHER	1,020	803

TOTAL ASSETS	$1,416,712	$1,427,748

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$18,764	$16,419
Accrued liabilities	24,675	120,425
Current portion of long-term debt	—	2,943

Total current liabilities	43,439	139,787
LONG-TERM DEBT—Less current portion	925,000	886,903
DEFERRED INCOME TAXES	78,109	64,950
OTHER NON-CURRENT LIABILITIES	7,123	3,001

Total liabilities	1,053,671	1,094,641

STOCKHOLDERS' EQUITY:
Common stock—$.01 par value; authorized 224,400,000 shares; issued 44,664,020 and 44,201,628 at September 30, 2006 and 2005, respectively	446	442
Additional paid-in capital	296,757	290,451
Retained earnings	67,667	42,550
Accumulated other comprehensive loss	(1,829)	(336)

Total stockholders' equity	363,041	333,107

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,416,712	$1,427,748

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)

	Fiscal Years Ended
	2006	2005	2004
NET SALES	$435,164	$374,253	$300,703
COST OF SALES (Including inventory purchase accounting charges of $200, $1,493 and $18,471 for the periods ended September 30, 2006, 2005 and 2004 respectively)	213,874	189,983	164,198

GROSS PROFIT	221,290	184,270	136,505
OPERATING EXPENSES:
Selling and administrative	48,309	38,943	31,201
Amortization of intangibles	6,197	7,747	10,325
Refinancing costs	48,617	—	—

Total operating expenses	103,123	46,690	41,526

INCOME FROM OPERATIONS	118,167	137,580	94,979
INTEREST EXPENSE—Net	76,732	80,266	74,675

INCOME BEFORE INCOME TAXES	41,435	57,314	20,304
INCOME TAX PROVISION	16,318	22,627	6,682

NET INCOME	$25,117	$34,687	$13,622

Net earnings per share:
Basic earnings per share	$0.57	$0.78	$0.31
Diluted earnings per share	$0.53	$0.75	$0.29
Weighted-average shares outstanding:
Basic	44,415	44,202	44,193
Diluted	47,181	46,544	46,300

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts in thousands, except share amounts)

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
BALANCE—October 1, 2003	44,092,655	$442	$288,971	$(5,759)	$(103)	$283,551
Compensation expense recognized for employee stock options	—	—	633	—	—	633
Comprehensive income:
Net income	—	—	—	13,622	—	13,622
Other comprehensive loss	—	—	—	—	(179)	(179)

Comprehensive income						13,443
Purchase of common stock	—	—	(239)	—	—	(239)
Proceeds from exercise of stock options	108,973	—	24	—	—	24

BALANCE—September 30, 2004	44,201,628	442	289,389	7,863	(282)	297,412
Compensation expense recognized for employee stock options	—	—	1,062	—	—	1,062
Comprehensive income:
Net income	—	—	—	34,687	—	34,687
Other comprehensive loss	—	—	—	—	(54)	(54)

Comprehensive income						34,633

BALANCE—September 30, 2005	44,201,628	442	290,451	42,550	(336)	333,107
Compensation expense recognized for employee stock options	—	—	2,393	—	—	2,393
Income tax benefit from exercise of stock options	—	—	2,478	—	—	2,478
Exercise of employee stock options	462,392	4	1,425	—	—	1,429
Restricted stock issued	—	—	10	—	—	10
Comprehensive income:
Net income	—	—	—	25,117	—	25,117
Interest rate swap	—	—	—	—	(1,772)	(1,772)
Other comprehensive income	—	—	—	—	279	279

Comprehensive income						23,624

BALANCE—September 30, 2006	44,664,020	$446	$296,757	$67,667	$(1,829)	$363,041

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Fiscal Years Ended September 30,
	2006	2005	2004
OPERATING ACTIVITIES:
Net income	$25,117	$34,687	$13,622
Adjustments to reconcile net income to net cash provided by operating activities:
Inventory purchase accounting charge	—	1,493	18,471
Depreciation	9,914	9,209	7,978
Amortization of intangibles	6,197	7,747	10,325
Amortization/write-off of debt issue costs	26,721	3,808	3,791
Loss on repayment of senior subordinated notes	25,611	—	—
Non-cash stock option costs	2,393	1,062	630
Deferred income taxes	18,227	693	2,706
Changes in assets and liabilities, net of effects from acquisitions of businesses:
Trade accounts receivable	(489)	(15,576)	(5,134)
Inventories	(10,163)	(4,566)	(2,157)
Income taxes receivable and other assets	(10,409)	(1,534)	36,583
Accounts payable	1,618	4,031	(499)
Accrued and other liabilities	(4,625)	5,049	(6,450)
Deferred compensation liability	(27,848)	5,786	5,539
Interest on senior unsecured promissory notes	(59,206)	28,806	25,734

Net cash provided by operating activities	3,058	80,695	111,139

INVESTING ACTIVITIES:
Capital expenditures	(8,350)	(7,960)	(5,416)
Acquisition of businesses	(26,973)	(63,171)	(21,531)
Purchase of marketable securities	—	(65,374)	(94,675)
Sales and maturity of marketable securities	—	115,975	44,003

Net cash used in investing activities	(35,323)	(20,530)	(77,619)

FINANCING ACTIVITIES:
Borrowings under New Senior Secured Credit Facility—net of fees	640,783	—	—
Proceeds from 7 3/4% Senior Subordinated Notes—net of fees	268,754	—	—
Borrowings under TD Group Loan Facility—net of fees	193,752	—	—
Proceeds from exercise of stock options	1,429	—	24
Repayment of amounts borrowed under former credit facility	(289,849)	(2,942)	(2,209)
Repayment of 8 3/8% senior subordinated notes	(425,611)	—	—
Repayment of TD Group Loan Facility	(200,000)	—	—
Repayment of senior unsecured promissory notes	(199,997)	—	—
Payment of license obligation	—	(1,500)	(1,500)
Purchase of common stock	—	—	(239)

Net cash used in financing activities	(10,739)	(4,442)	(3,924)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(43,004)	55,723	29,596
CASH AND CASH EQUIVALENTS—Beginning of period	104,221	48,498	18,902

CASH AND CASH EQUIVALENTS—End of period	$61,217	$104,221	$48,498

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$137,637	$45,995	$45,535

Net cash paid/(received) during the period for income taxes	$8,313	$19,232	$(32,933)

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE BUSINESS AND MERGER

        Description of the Business—On January 19, 2006 TD Holding Corporation changed its legal name to TransDigm Group Incorporated ("TD Group"). This change was effected to ensure that investors recognize that TD Group is the ultimate owner of the TransDigm group of operating companies, as the TransDigm name is recognized in the industry in which TD Group's subsidiaries operate. TD Group, through its wholly-owned subsidiary, TransDigm Inc., is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. TransDigm Inc., which includes the AeroControlex and Adel Wiggins Groups, along with its wholly-owned operating subsidiaries, MarathonNorco Aerospace, Inc., Adams Rite Aerospace, Inc., Champion Aerospace Inc., Avionic Instruments, Inc., Skurka Aerospace Inc., and Sweeney Engineering Corp. (collectively, with TD Group, the "Company" or "TransDigm") offers a broad range of proprietary aerospace components. Major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include ignition systems and components, gear pumps, mechanical/electromechanical actuators and controls, NiCad batteries/chargers, power conditioning devices, hold open rods and locking devices, engineered connectors, engineered latches, cockpit security devices, lavatory hardware and components, specialized AC/DC electric motors and specialized valving.

        TransDigm Holding Company ("TransDigm Holdings") was a wholly-owned subsidiary of TD Group and the direct parent of TransDigm Inc. and was merged into TransDigm Inc. on June 26, 2006.

        TD Group was incorporated on July 8, 2003 by outside investors to acquire control of TransDigm Holdings through the Merger described below and had no operations prior to the Merger. TD Group has no significant assets or operations other than its 100% ownership of TransDigm Inc.

        Initial Public Offering—On March 20, 2006, TD Group completed an initial public offering, or IPO, of its common stock (see Note 14). As a result of the IPO, TD Group's common stock is publicly traded on the New York Stock Exchange under the ticker symbol "TDG".

        On March 14, 2006, TD Group effected a 149.6 for 1 stock split and, in conjunction therewith, amended and restated its certificate of incorporation to increase the number of authorized shares of common stock and preferred stock. All common shares and per common share amounts in these condensed consolidated financial statements prior to March 14, 2006 have been retroactively adjusted for all periods presented to give effect to the stock split, including reclassifying an amount equal to the increase in par value from additional paid-in capital to common stock.

        Merger—On July 22, 2003, an entity formed by Warburg Pincus Private Equity VIII, L.P. ("Warburg Pincus") merged with and into TransDigm Holdings, with TransDigm Holdings continuing as the surviving corporation as a wholly-owned subsidiary of a newly formed corporation controlled by Warburg Pincus, TD Group (the "Merger").

        Separate Financial Statements—Separate financial statements of TransDigm Inc. are not presented since the 7 3/4% senior subordinated notes, or the 7 3/4% Senior Subordinated Notes, are fully and unconditionally guaranteed on a senior subordinated basis by TD Group and all existing domestic subsidiaries of TransDigm Inc. and since TD Group has no significant operations or assets separate from its investment in TransDigm Inc.

2.    ACQUISITIONS

        Sweeney—On June 12, 2006, TransDigm Inc. acquired all of the outstanding capital stock of Sweeney Engineering Corp. ("Sweeney") for $25.5 million in cash. Sweeney designs and manufactures specialized aerospace valving used primarily in fuel, environmental control, and de-icing applications.

The products are used on defense and commercial aircraft applications. Sweeney's product characteristics and market position fit well with TransDigm's overall direction. The acquired business was consolidated into AeroControlex's existing business in Painesville, Ohio during the first quarter of fiscal 2007. The Company expects that the $20.7 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

        Motor Product Line—On June 30, 2005, TransDigm Inc., through its wholly-owned Skurka Aerospace Inc. subsidiary, acquired an aerospace motor product line from Eaton Corporation for $9.6 million in cash. The Eaton business has been a long-time supplier of aerospace motors and related products. The motor products are used on a range of commercial aircraft, as well as military programs. The product line's proprietary products, market position, and aftermarket content fit well with TransDigm's overall direction. The acquired business was consolidated into Skurka's existing aerospace motor business in Camarillo, California. The Company expects that the $4.8 million of goodwill recognized for the acquisition will be deductible for income tax purposes.

        Fluid Regulators—On January 28, 2005, TransDigm Inc. acquired all of the outstanding capital stock of Fluid Regulators Corporation, a wholly-owned subsidiary of Esterline Technologies Corporation, for $23.5 million in cash, net of a purchase price adjustment of $0.5 million received in April 2005. Fluid Regulators designs and manufactures highly engineered flight control and pressure valves used in hydraulic, fuel, lubrication and related applications. The products are used on a wide range of commercial and regional aircraft as well as many corporate and military aircraft. Fluid Regulator's product characteristics and market position fit well with TransDigm's overall direction. Fluid Regulators was merged into TransDigm Inc. on September 30, 2005. The Company expects that the $15.7 million in goodwill recognized in accounting for the acquisition will not be deductible for income tax purposes.

        Skurka—On December 31, 2004, TransDigm Inc., through its wholly-owned Skurka Aerospace Inc. subsidiary, acquired certain assets and assumed certain liabilities of Skurka Engineering Company ("Skurka") for $30.7 million in cash. Skurka designs and manufactures engineered aerospace components, primarily AC/DC electric motors and transducers. The products are used on a wide range of commercial and military aircraft, ships and ground vehicles. Skurka's product characteristics and market position fit well with TransDigm's overall direction. The Company expects that the $20.7 million of goodwill recognized in accounting for the acquisition will be deductible for income tax purposes.

        Avionic Instruments—On July 9, 2004, TransDigm acquired all of the outstanding capital stock of Avionic Instruments, Inc. ("Avionic Instruments") and DAC Realty Corp. ("DAC") for approximately $20.9 million in cash, net of a purchase price adjustment of $0.6 million, net of fees, received in April 2005. Avionic Instruments designs and manufactures specialized power conversion devices for a wide range of aerospace applications. These products are used on most commercial and regional transports as well as many corporate and military aircraft. DAC is a realty company that holds title to the real property used in connection with the operation of the business of Avionic Instruments. Avionic Instruments' proprietary products, market position and aftermarket content fit well with the TransDigm's overall business direction. In addition, the acquisition significantly enhances the Company's existing market position in aerospace power conversion devices.

        The purchase price consideration of $20.9 million in cash was funded through the use of the Company's existing cash balances. Goodwill of $13.1 million recognized in accounting for the acquisition will not be deductible for income taxes. The Company accounted for the acquisition as a purchase and included the results of operations of the acquired company in its consolidated financial statements from the effective date of the acquisition.

        The Company accounted for the acquisitions of Sweeney, Skurka, Fluid Regulators, the motor product line and Avionic Instruments (collectively, the "Acquisitions") as purchases and included the results of operations of the Acquisitions in its consolidated financial statements from the effective date of each acquisition. The Company is in the process of obtaining third-party valuations of certain tangible and intangible assets of Sweeney; thus, the values attributed to acquired assets in the consolidated financial statements are subject to adjustment. Pro forma net sales and results of operations for the Acquisitions, had the Acquisitions occurred at the beginning of the applicable fiscal year ended September 30th are not significant and, accordingly, are not provided.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Consolidation—The accompanying consolidated financial statements include the accounts of TD Group and subsidiaries. All significant intercompany balances and transactions have been eliminated.

        Revenue Recognition and Related Allowances—The Company recognizes substantially all revenue based upon shipment of products to the customer, at which time title and risk of loss passes to the customer. Substantially all sales are made pursuant to firm, fixed-price purchase orders received from customers. Shipping and handling costs are included in cost of goods sold. Provisions for estimated returns, uncollectible accounts and the cost of repairs under contract warranty provisions are provided for in the same period as the related revenues are recorded and are principally based on historical results modified, as appropriate, by the most current information available. Due to uncertainties in the estimation process, it is possible that actual results may vary from the estimates and the differences could be material.

        Research and Development Costs—The Company expenses research and development costs as incurred. The cost recognized for research and development costs for the years ended September 30, 2006, 2005 and 2004 was approximately $3.9 million, $2.5 million and $2.2 million, respectively.

        Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

        Marketable Securities—Marketable securities consist of U.S. Treasury Notes, U.S. Government Agency mortgage-backed obligations, corporate bonds and asset backed securities. The Company accounted for its marketable securities under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), which requires that marketable debt and equity securities be adjusted to market value at the end of each accounting period, except in the case of debt securities which a holder has the positive intent and ability to hold to maturity, in which case the debt securities are carried at cost. For marketable debt and equity securities carried at market value, unrealized market value gains and losses are charged or credited to a separate component of stockholders' equity ("accumulated other comprehensive loss").

        The Company determined the proper classification of its marketable debt and equity securities at the time of purchase and reevaluated such designations as of each balance sheet date. All marketable securities were sold during fiscal 2005. Realized gains and losses on sale of securities, as determined on a specific identification basis, were included in net income.

        Proceeds from the sale/maturity of marketable securities were $116.0 and $44.0 million during the years ended September 30, 2005 and 2004, respectively. Gross realized losses for the years ended September 30, 2005 and 2004 were $0.8 million and $0.1 million, respectively. There were no marketable securities at September 30, 2006 and September 30, 2005.

        Allowance for Uncollectible Accounts—The Company reserves for amounts determined to be uncollectible based on specific identification and historical experience. The allowance also incorporates a provision for the estimated impact of disputes with customers. The determination of the amount of the allowance for doubtful accounts is subject to significant levels of judgment and estimation by management. If circumstances change or economic conditions deteriorate or improve, the allowance for doubtful accounts could increase or decrease.

        Inventories—Inventories are stated at the lower of cost or market. Cost of inventories is determined by the average cost and the first-in, first-out (FIFO) methods. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts. In accordance with industry practice, all inventories are classified as current assets even though a portion of the inventories may not be sold within one year.

        Property, Plant and Equipment—Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: land improvements from 10 to 20 years, buildings and improvements from 10 to 30 years, machinery and equipment from 3 to 10 years and furniture and fixtures from 3 to 10 years.

        The Company assesses the potential impairment of its property by determining whether the carrying value of the property can be recovered through projected, undiscounted cash flows from future operations over the property's remaining estimated useful life. Any impairment recognized is the amount by which the carrying amount exceeds the fair value of the asset.

        Debt Issue Costs, Premiums and Discounts—The cost of obtaining financing as well as premiums and discounts are amortized using the interest method over the terms of the respective obligations/securities.

        Intangible Assets—Intangible assets consist of identifiable intangibles acquired or recognized in accounting for the Merger and other acquisitions (trademarks, trade names, a license agreement, patented and unpatented technology, trade secrets and order backlog) and goodwill. Under the provisions of SFAS No. 142, amortization of goodwill and intangible assets that have indefinite useful lives ceased effective October 1, 2002. Amortization of such assets was replaced with the requirement to test them for impairment upon adoption of SFAS 142 and at least annually thereafter. A two-step impairment test is used to identify potential goodwill impairment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit (as defined) with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired, and the second step of the goodwill impairment test is unnecessary. The second step measures the amount of impairment, if any, by comparing the carrying value of the goodwill associated with a reporting unit to the implied fair value of the goodwill derived from the estimated overall fair value of the reporting unit and the individual fair values of the other assets and liabilities of the reporting unit.

        The impairment test for indefinite lived intangible assets consists of a comparison between their fair values and carrying values. If the carrying amounts of intangible assets that have indefinite useful lives exceed their fair values, an impairment loss will be recognized in an amount equal to the sum of any such excesses. The Company's annual impairment test is performed as of its fiscal year end.

        The Company assesses the recoverability of its amortizable intangible assets by determining whether the amortization over their remaining lives can be recovered through projected, undiscounted, cash flows from future operations.

        Interest Rate Swap—In connection with the June 2006 debt refinancing, the Company entered into an interest rate swap agreement with a financial institution to eliminate the variability of cash flows in interest payments on a portion of its new variable rate debt. The notional amount of the swap contract was $187 million, and will decrease to $170 million on September 23, 2007, and to $150 million on September 23, 2008. The interest rate swap agreement expires on June 23, 2009. The Company's interest rate swap effectively converts the variable rate interest on the notional amount of the New Senior Secured Credit Facility to a fixed rate of 5.63% plus the 2% margin percentage, over the term of the agreement.

        The interest rate swap qualifies as an effective cash flow hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Accordingly, changes in the fair value of the interest rate swap are recorded as other comprehensive income. The fair value of the interest rate swap as quoted by the financial institution, (the amount that the Company would pay to terminate the interest rate swap agreement) was $2.9 million and is recorded in other non-current liabilities and other comprehensive income (net of tax of $1.1 million) at September 30, 2006. The net-after tax derivative loss included in accumulated other comprehensive income is expected to be reclassified into interest expense in conjunction with the recognition of interest payments on the notional amounts of the swap contract through June 23, 2009, with $0.5 million of after-tax net loss expected to be recognized in interest expense within the next year.

        Stock Option and Deferred Compensation Plans—Effective with the consummation of the Merger and the issuance of the TD Group stock options the Company adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation,which requires the measurement of compensation expense under a stock option plan to be based on the estimated fair values of the awards under the plan on the grant dates and amortizes the expense over the options' vesting periods. In addition, the Company accounts for the cost of its deferred compensation plans in accordance with Opinion No. 12 of the Accounting Principles Board, which requires the cost of deferred compensation arrangements to be accrued over the service period of the related employees in a systematic and rational manner.

        Income Taxes—The Company accounts for income taxes using an asset and liability approach. Deferred taxes are recorded for the difference between the book and tax basis of various assets and liabilities. A valuation allowance is provided when it is more likely than not that some or all of a deferred tax asset will not be realized.

        Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Comprehensive Income (Loss)—The term "comprehensive income (loss)" represents the change in shareholders' equity from transactions and other events and circumstances resulting from non-shareholder sources. The Company's accumulated other comprehensive loss, consisting principally of its interest rate swap and minimum pension liability adjustment, is reported separately in the accompanying consolidated statements of changes in stockholders' equity, net of taxes of $1.0 million, $0.2 million and $0.1 million for fiscal years ended September 30, 2006, 2005 and 2004, respectively.

        Segment Reporting—The Company's principal business, aircraft component supplier, is reported as one segment. Substantially all of the Company's operations are located within the United States.

        Reclassifications—Certain reclassifications have been made to the accompanying fiscal 2005 and fiscal 2004 footnote disclosures to conform to the classifications used for the year ended September 30, 2006.

4.    SALES AND TRADE ACCOUNTS RECEIVABLE

        Sales—The Company's sales and receivables are concentrated in the aerospace industry. TransDigm's customers include: distributors of aerospace components; commercial airlines, large commercial transport and regional and business aircraft OEMs; various armed forces of the United States and friendly foreign governments; defense OEMs; system suppliers; and various other industrial customers.

        Information concerning the Company's net sales by its major product offerings is as follows for the period indicated below (in thousands):(1)

	Years Ended September 30,
	2006	2005	2004
Ignition systems and components	$69,533	$77,886	$76,872
Gear pumps	53,206	49,787	42,910
Mechanical/electro-mechanical actuators and controls	48,049	39,457	36,918
Engineered connectors	42,578	38,065	34,446
Specialized valves	29,880	22,204	9,229
Engineered latching and locking devices	34,676	29,368	26,585
NiCad batteries/chargers	26,932	25,112	23,620
Rods and locking devices	26,092	23,690	20,544
Lavatory hardware	22,863	19,049	16,334
Elastomers	19,254	17,661	10,339
Power conditioning devices	33,690	17,320	2,906
AC/DC electric motors	28,411	14,654	—

Total	$435,164	$374,253	$300,703

(1)
Net sales of certain product offerings have been reclassified into a different product category from the prior periods to conform to the classification used for the year ended September 30, 2006.

        For the year ended September 30, 2006, two customers accounted for approximately 10% and 9% of the Company's net sales, respectively. For the year ended September 30, 2005, three customers accounted for approximately 11%, 10% and 9% of the Company's net sales, respectively. For the year ended September 30, 2004, three customers accounted for approximately 13%, 12% and 9% of the Company's net sales, respectively. Export sales to customers, primarily in Western Europe, Canada and Asia, were $102.7 million during fiscal 2006, $81.5 million during fiscal 2005 and $69.9 million during fiscal 2004.

        Trade Accounts Receivable—Trade accounts receivable consist of the following at September 30 (in thousands):

	2006	2005
Due from U.S. government or prime contractors under U.S. government programs	$11,779	$7,224
Commercial customers	54,949	57,440
Allowance for uncollectible accounts	(1,160)	(1,110)

Trade accounts receivable—net	65,568	63,554

        Approximately 31% of the Company's trade accounts receivable at September 30, 2006 was due from four customers. In addition, approximately 24% of the Company's trade accounts receivable was due from entities that principally operate outside of the United States. Credit is extended based on an evaluation of each customer's financial condition and collateral is generally not required.

5.    INVENTORIES

        Inventories consist of the following at September 30 (in thousands):

	2006	2005
Work-in-progress and finished goods	$51,077	$40,234
Raw materials and purchased component parts	46,060	42,581

Total	97,137	82,815
Reserve for excess and obsolete inventory	(7,894)	(6,738)

Inventories—net	$89,243	$76,077

6.    PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consist of the following at September 30 (in thousands):

	2006	2005
Land and improvements	$9,055	$9,055
Buildings and improvements	26,967	25,666
Machinery, equipment and other	51,298	45,283
Construction in progress	2,809	1,891

Total	90,129	81,895
Accumulated depreciation	(27,278)	(18,271)

Property, plant and equipment—net	$62,851	$63,624

7.    INTANGIBLE ASSETS

        Intangibles assets subject to amortization consisted of the following at September 30 (in thousands):

	2006
	Gross Carrying Amount	Accumulated Amortization	Net
Unpatented technology	$92,196	$12,696	$79,500
License agreement	9,373	1,679	7,694
Trade secrets	11,772	1,696	10,076
Patented technology	1,522	568	954
Order backlog	10,040	9,320	720
Other	1,803	285	1,518

Total	$126,706	$26,244	$100,462

	2005
	Gross Carrying Amount	Accumulated Amortization	Net
Unpatented technology	$90,786	$8,488	$82,298
License agreement	9,373	1,150	8,223
Trade secrets	11,772	1,159	10,613
Patented technology	1,498	387	1,111
Order backlog	9,245	8,807	438
Other	1,827	56	1,771

Total	$124,501	$20,047	$104,454

        Information regarding the amortization expense of amortizable intangible assets is detailed below (in thousands):

Aggregate Amortization Expense:

Years ended September 30,
2006	$6,197
2005	7,747
2004	10,325

Estimated Amortization Expense:

Years ending September 30,
2007	$7,033
2008	5,731
2009	5,619
2010	5,583
2011	5,579

        The total carrying amount of identifiable intangible assets not subject to amortization consisted of trademarks and trade names in the amount of $125.5 million at September 30, 2006 and September 30, 2005. The Company performed its annual impairment test of goodwill and intangible assets that have indefinite lives as of September 30, 2006 and 2005 and determined that no impairment had occurred.

        Intangible assets acquired during the year ended September 30, 2006 were as follows (in thousands):

	Year Ended September 30, 2006
	Cost	Amortization Period
Intangible assets not subject to amortization
Goodwill	$21,483	none
Intangible assets subject to amortization
Unpatented technology	1,410	20 years
Order backlog	795	1 year

	2,205	13 years

Total	$23,688

        The changes in the carrying amount of goodwill for the fiscal years ended September 30, 2004, 2005 and 2006 were as follows (in thousands):

Balance as of September 30, 2004	$812,460
Goodwill acquired during the year (Note 2)	41,207
Other	2,017

Balance as of September 30, 2005	855,684
Goodwill acquired during the year (Note 2)	21,483
Other	662

Balance as of September 30, 2006	$877,829

8.    ACCRUED LIABILITIES

        Summary—Accrued liabilities consist of the following at September 30 (in thousands):

	2006	2005
Interest	$6,913	$70,109
Deferred compensation obligations	1,888	29,736
Compensation and related benefits	8,831	8,858
Product warranties	2,472	2,789
Professional services	1,373	940
Other	3,198	7,993

Total	$24,675	$120,425

        Product Warranties—The Company provides limited warranties in connection with the sale of its products. The warranty period for products sold varies among the Company's operations, ranging from 90 days to five years; however, the warranty period for the majority of the Company's sales generally does not exceed one year. A provision for the estimated cost to repair or replace the products is recorded at the time of sale and periodically adjusted to reflect actual experience. The following table presents a reconciliation of changes in the product warranty liability for the periods indicated below (in thousands):

	Years Ended September 30,
	2006	2005	2004
Liability balance at beginning of period	$2,789	$2,829	$3,070
Product warranty provision	1,541	1,512	1,350
Warranty costs incurred	(1,890)	(1,985)	(1,957)
Acquisitions	32	433	366

Liability balance at end of Period	$2,472	$2,789	$2,829

9.    DEBT

        On June 23, 2006 TransDigm completed a refinancing of its entire debt structure. The Company's results of operations for the period ended September 30, 2006 include a one-time charge of $48.6 million which consisted of the premium of $25.6 million paid to redeem the 8 3/8% senior subordinated notes, the write-off of debt issue costs associated with the former senior credit facility, the 8 3/8% senior subordinated notes and the TD Group Loan Facility (as defined below) of $22.9 million, and other expenses of $0.1 million.

        Summary—The Company's long-term debt consists of the following at September 30 (in thousands):

	2006	2005
Term loans	$650,000	$289,849
7 3/4% Senior Subordinated Notes due 2014	275,000	—
8 3/8% Senior Subordinated Notes due 2011	—	400,000
12% Senior Unsecured Promissory Notes due 2008	—	199,997
TD Group Loan Facility	—	—

Total Debt	$925,000	889,846
Current maturities	—	(2,943)

Long-term portion	$925,000	$886,903

        Revolving Credit Facility and Term Loans—In connection with the refinancing, all of TransDigm Inc.'s borrowings (term loans) under the former senior secured credit facility were repaid and a new senior secured credit facility was obtained. TransDigm Inc.'s new senior secured credit facility, or the New Senior Secured Credit Facility, totals $800 million, which consists of (1) a $150 million revolving credit line maturing in June 2012 and (2) a $650 million term loan facility maturing in June 2013. At September 30, 2006, the Company had $1.2 million letters of credit outstanding and $148.8 million of borrowings available under the New Senior Secured Credit Facility.

        The interest rates per annum applicable to the loans under the New Senior Secured Credit Facility are equal to either an alternate base rate or an adjusted LIBO rate for one, two, three, or six-month (or to the extent available to each lender, nine or twelve month) interest periods chosen by TransDigm Inc. in each case, plus an applicable margin percentage. The alternate base rate is the greater of (1) Credit Suisse First Boston's prime rate or (2) 50 basis points over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The adjusted LIBO rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan as adjusted for the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve. The applicable margin percentage is a percentage per annum equal to (1) 1.00% for alternate base rate term loans, (2) 2.00% for adjusted LIBO rate term loans, and (3) in the case of alternate base rate revolving loans and adjusted LIBO rate revolving loans, a percentage which varies based on the consolidated leverage ratio of TransDigm Inc. as of the relevant date of determination. The interest rate on the New Senior Secured Credit Facility at September 30, 2006 was 7.39%.

        Under the terms of the New Senior Secured Credit Facility, the Company is required to pay the administrative agent certain fees. In addition, on the last day of each calendar quarter the Company is required to pay a commitment fee of 0.375% on any unused commitments under the revolving credit line and certain other fees in respect of letters of credit that may be outstanding thereunder from time to time.

        The New Senior Secured Credit Facility is subject to mandatory prepayments of term loans based on certain percentages of excess cash flows, as defined, commencing 90 days after the end of fiscal 2007, subject to exceptions. In addition, subject to exceptions (including in respect of reinvestment in productive assets), TransDigm Inc. will be required to offer to prepay the loans outstanding under the term loan facility at 100% of the principal amount thereof, plus accrued and unpaid interest, with the net proceeds of certain asset sales.

        The New Senior Secured Credit Facility is guaranteed by TD Group and all of TransDigm Inc.'s current and future domestic restricted subsidiaries, and is secured by a first priority security interest in substantially all of the existing and future property and assets, including inventory, equipment, general intangibles, intellectual property, investment property and other personal property (but excluding leasehold interests, deposit accounts and certain other assets) of TransDigm Inc. and all of TransDigm Inc.'s existing and future domestic restricted subsidiaries, and a first priority pledge of the capital stock of TransDigm Inc. and TransDigm Inc.'s domestic subsidiaries and 65% of the voting capital stock of TransDigm Inc.'s foreign subsidiary.

        The agreement also contains a number of restrictive covenants restricting or limiting the ability of TD Group, TransDigm Inc. and TransDigm Inc.'s direct and indirect restricted subsidiaries to, among other things, incur or guarantee additional indebtedness or issue preferred stock, pay distributions on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt, make investments, sell assets, enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us, incur liens, consolidate, merge or transfer all or substantially all of our assets, engage in transactions with affiliates, create unrestricted subsidiaries, and engage in certain business activities. Such negative covenants are subject to certain exceptions. The negative covenants are substantially identical to the corresponding negative covenants of the 7 3/4% Senior Subordinated Notes. In addition, the New Senior Secured Credit Facility includes a financial maintenance covenant requiring that TransDigm comply, on a pro forma basis, with a consolidated secured debt ratio test. Such covenant, however, inures only to the benefit of the revolving lenders. TransDigm is in compliance with all of the covenants contained in the New Senior Secured Credit Facility.

        Interest Rate Swap—In connection with the refinancing, the Company entered into a three year interest rate swap agreement with a financial institution to eliminate the variability of cash flows in interest payments on a portion of its new variable rate debt. The notional amount of the swap contract was $187 million, and will decrease to $170 million on September 23, 2007, and to $150 million on September 23, 2008. The Company's interest rate swap effectively converts the variable rate interest on the notional amount of the New Senior Secured Credit Facility to a fixed rate of 5.63% plus the 2% margin percentage, over the term of the agreement.

        Senior Subordinated Notes—In connection with the refinancing, $399.7 million of TransDigm Inc.'s 8 3/8% senior subordinated notes due July 15, 2011 were repaid, the remaining $0.3 million were redeemed in August 2006 and $275 million of new 7 3/4% senior subordinated notes due July 15, 2014, or the 7 3/4% Senior Subordinated Notes were issued. The 7 3/4% Senior Subordinated Notes are unsecured obligations of TransDigm Inc. ranking subordinate to TransDigm Inc.'s senior debt, as defined in the indenture governing the Notes. Interest under the Notes is payable semi-annually.

        The 7 3/4% Senior Subordinated Notes are redeemable by TransDigm after July 15, 2009, in whole or in part, at specified redemption prices, which decline from 105.813% to 100% over the remaining term of the 7 3/4% Senior Subordinated Notes. Prior to July 15, 2009, TransDigm may redeem specified percentages of the 7 3/4% Senior Subordinated Notes from the proceeds of equity offerings at a redemption price of 107.75%. If a change in control of the Company occurs, the holders of the 7 3/4% Senior Subordinated Notes will have the right to demand that TransDigm redeem the 7 3/4% Senior Subordinated Notes at a purchase price equal to 101% of the principal amount of the 7 3/4% Senior Subordinated Notes plus accrued and unpaid interest. The 7 3/4% Senior Subordinated Notes contain many of the same restrictive covenants included in the New Senior Secured Credit Facility. TransDigm is in compliance with all of the covenants contained in the 7 3/4% Senior Subordinated Notes.

        Senior Unsecured Promissory Notes—In connection with the initial funding of TD Group (see Note 1), TD Group issued approximately $200 million of senior unsecured promissory notes due July 22, 2003, or the 12% senior unsecured promissory notes. The 12% senior unsecured promissory notes, including accrued and unpaid interest of $62.7 million, were repaid in their entirety on November 10, 2005 (see TD Group Loan Facility below and Note 13). Interest on the 12% senior unsecured promissory notes accrued at an annual fixed rate (compounding semi-annually) and was payable on the maturity date of the notes or the earlier prepayment thereof.

        TD Group Loan Facility—On November 10, 2005, TD Group closed on a $200 million loan facility, or the TD Group Loan Facility. TD Group used the net proceeds from the TD Group Loan Facility of approximately $193.8 million, together with substantially all of the proceeds received from a dividend payment from TransDigm Holdings to prepay the entire outstanding principal amount and all accrued and unpaid interest the former 12% senior unsecured promissory notes. In connection with the June 2006 refinancing discussed above, the entire $200 million TD Group Loan Facility was repaid.

10.    RETIREMENT PLANS

        Defined Benefit Pension Plans—The Company has two non-contributory defined benefit pension plans, which together cover certain union employees. The plans provide benefits of stated amounts for each year of service. The Company's funding policy is to contribute actuarially determined amounts allowable under Internal Revenue Service regulations.

        The Company uses a September 30th measurement date for its defined benefit pension plans.

        Obligations and funded status for the defined benefit plans is provided below (in thousands):

	Years Ended September 30,
	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	$7,383	$6,897
Service cost	99	86
Interest cost	390	395
Benefits paid	(388)	(391)
Actuarial (gains) losses	(367)	396

Benefit obligation at end of year	$7,117	$7,383

Change in plan assets:
Fair value of plan assets at beginning of year	$5,705	$5,303
Actual return on plan assets	220	220
Employer contribution	480	573
Benefits paid	(388)	(391)

Fair value of plan assets at end of year	$6,017	$5,705

Funded status
Funded status	$(1,100)	$(1,678)
Unamortized prior service cost	203	227
Unamortized actuarial losses	229	591

Net amount recognized	$(668)	$(860)

Amounts recognized in the balance sheet at September 30 consist of:

	Years Ended September 30,
	2006	2005
Unamortized prior service cost	$203	$227
Accrued liabilities	(475)	(480)
Non-current portion of accrued pension costs	(625)	(1,198)
Accumulated other comprehensive loss	229	591

Net amount recognized	$(668)	$(860)

        The Company's accumulated benefit obligation for its defined benefit pension plans was $7.1 million and $7.4 million as of September 30, 2006 and 2005, respectively.

	Years Ended September 30,
	2006	2005	2004
Components of net periodic benefit cost:
Service cost	$99	$86	$78
Interest cost	390	395	380
Expected return on plan assets	(260)	(262)	(252)
Net amortization and deferral	59	58	33

Net periodic pension cost	$288	$277	$239

Weighted-average assumptions as of September 30:

	2006	2005	2004
Components of net periodic benefit cost:
Discount rate	5.85%	5.50%	5.75%
Expected return on plan assets	5.25%	4.50%	5.00%

        The plans' assets consist of guaranteed investment contracts with an insurance company. It is the objective of the plan sponsor to ensure that the funds of the plans are prudently invested to preserve capital and provide necessary liquidity, while maximizing earnings. The Company's expected return on plan assets is based on the return of the guaranteed investment contracts.

        Contributions:    The Company expects to contribute $0.5 million to its pension plans in fiscal 2007.

Estimated Future Benefit Payments:

        The following pension plan benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

Years ending September 30,
2007	$426
2008	424
2009	428
2010	423
2011	450
2012–2016	2,720

        Defined Contribution Plans—The Company also sponsors certain defined contribution employee savings plans that cover substantially all of the Company's non-union employees. Under the plans, the Company contributes a percentage of employee compensation and matches a portion of employee contributions. The cost recognized for such contributions for the years ended September 30, 2006, 2005 and 2004 was approximately $1.8 million, $1.8 million and $1.8 million, respectively.

        Deferred Compensation Plans—Certain management personnel of the Company participated in one or both of two deferred compensation plans of TD Group that were established in connection with the Merger. On November 10, 2005 and December 16, 2005, the Board of Directors of TD Group approved the termination of these deferred compensation plans (see Note 13). TD Group adopted the TD Holding Corporation 2005 New Management Deferred Compensation Plan (the "New Management Deferred Compensation Plan") in December 2005 in connection with certain new requirements under Section 409A of the Internal Revenue Code of 1986, as amended. The New Management Deferred Compensation Plan is for the benefit of certain management personnel of the Company who were granted new management options under the TD Group 2003 stock option plan. The New Management Deferred Compensation Plan, along with a deferred compensation arrangement for one employee who is not an executive officer, provide that a participant's deferred compensation account is fully distributed upon the earlier of: December 31, 2008 or a Change in Control (as defined in the plan). On December 16, 2005, TD Group's Board of Directors approved contributions of $6.2 million, in the aggregate, to participant account balances under the New Management Deferred Compensation Plan. In 2006, $0.5 million was added to the additional employee deferred compensation arrangement. The cost of the plans totaled $(1.4) million, $5.8 million and $5.6 million for the years ended September 30, 2006, 2005 and 2004, respectively. The amount recognized for the year ended September 30, 2006 includes a reversal of previously recorded charges of $3.8 million resulting from the termination of the two deferred compensation plans of TD Group discussed above. The obligations under the New Management Deferred Compensation Plan and the additional employee deferred compensation arrangement represent obligations of TD Group and are not guaranteed by TransDigm Inc. or any of its subsidiaries.

11.    OTHER LIABILITIES

        Other Non-Current Liabilities—Other non-current liabilities consist of the following at September 30 (in thousands):

	2006	2005
Accrued pension costs	$625	$1,198
Deferred compensation obligation	1,888	—
Interest rate swap	2,872	—
Other	1,738	1,803

Total other non-current liabilities	$7,123	$3,001

12.    INCOME TAXES

        The Company's income tax provision consists of the following for the periods shown below (in thousands):

	Fiscal Years Ended September 30,
	2006	2005	2004
Current	$(1,925)	$21,934	$3,976
Deferred	18,243	693	2,706

Total	$16,318	$22,627	$6,682

        The differences between the income tax provision at the federal statutory income tax rate and the tax provision shown in the accompanying consolidated statements of operations for the periods shown below are as follows (in thousands):

	Fiscal Years Ended September 30,
	2006	2005	2004
Tax at statutory rate of 35%	$14,502	$20,042	$7,106
State and local income taxes	2,688	2,012	911
Change in deferred taxes resulting from changes in state tax law	(1,584)	1,318	—
Nondeductible IPO expenses	927	—	—
Research and development credits	(319)	(550)	(375)
Benefit from foreign sales	(237)	(698)	(1,146)
Other—net	341	503	186

Income tax provision	$16,318	$22,627	$6,682

        The components of the deferred taxes at September 30 consist of the following (in thousands):

	2006	2005
Deferred tax assets:
Interest accrued on Senior Unsecured Promissory Notes	$6,101	$9,700
Employee compensation and other accrued obligations	5,735	14,892
Net operating loss—state and local income taxes	3,084	4,094
Inventory	1,766	2,130
Employee benefits	1,929	7,558
Sales returns and repairs	1,122	1,116
Other accrued liabilities	3,298	1,020
Transaction Costs	539	1,494

Total	23,574	42,004
Less: Valuation allowance	(2,569)	(2,729)

Total deferred tax assets	21,005	39,275

Deferred tax liabilities
Intangible assets	82,952	81,362
Property, plant and equipment	8,772	10,117

Total deferred tax liabilities	91,724	91,479

Total net deferred tax liabilities	$70,719	$52,204

        The Company's net operating loss carryforwards as of September 30, 2006 expire as follows (in thousands):

	Federal	State	Local
Fiscal Year of Expiration:
2008	$—	$—	$49,795
2009	—	—	199
2010	—	—	20,335
2013	—	4,603	—
2023	—	30,396	—
2026	—	22,598	—

        It is unlikely that the $70,329 of local net operating losses will be utilized by the expiration of the various carryforward periods. Therefore, a valuation allowance has been established equal to the amount of the net operating loss that the Company believes will not be utilized. It is also unlikely that the $52,994 of Ohio state net operating losses will be utilized by the Company prior to expiration of the various carryforward periods because a change in the Ohio tax law eliminates the corporate income tax and replaces it with a commercial activity tax by 2010. Again, a valuation allowance has been established that is equal to the amount of the net operating loss that the Company believes will not be utilized.

13.    DIVIDEND AND BONUS PAYMENTS

        On November 10, 2005, in connection with the closing of the TD Group Loan Facility (see Note 9), TransDigm Inc. paid a cash dividend to TransDigm Holdings and made bonus payments to certain members of TransDigm's management. The aggregate amount of the cash dividend and bonus payments made by TransDigm Inc. was approximately $104 million. TransDigm Holdings used all of the proceeds received by it from the payment of the cash dividend from TransDigm Inc. to pay a cash dividend to TD Group. On November 10, 2005, TD Group used the net proceeds received from the TD Group Loan Facility of approximately $193.8 million together with substantially all of the proceeds received from the dividend payment from TransDigm Holdings to (i) prepay the entire outstanding principal amount and all accrued and unpaid interest on its 12% senior unsecured promissory notes that were issued by it in connection with the Merger in July 2003, with all such payments totaling approximately $262.7 million, (ii) make a distribution to participants under the TD Holding Corporation 2003 Rollover Deferred Compensation and Phantom Stock Unit Plan (the "Rollover Deferred Compensation Plan") of their vested deferred compensation account balances, with all such distributions totaling approximately $23.0 million, and (iii) make a distribution to participants under the TD Holding Corporation 2003 Management Deferred Compensation and Phantom Stock Unit Plan (the "Management Deferred Compensation Plan") of their vested and a portion of their unvested deferred compensation account balances, with all such distributions totaling approximately $3.0 million. In connection with the distributions under the Rollover Deferred Compensation Plan and the Management Deferred Compensation Plan, the Board of Directors of TD Group approved the termination of the Rollover Deferred Compensation Plan and the Management Deferred Compensation Plan, with such terminations becoming effective on November 10, 2005 and December 16, 2005, respectively.

        The approximately $6.2 million in aggregate bonuses were allocated to each employee receiving a bonus based on the aggregate number of shares of the Company's common stock underlying rollover options and new management options granted to all employees receiving a bonus.

14.    CAPITAL STOCK AND OPTIONS

        Common Stock—Authorized capital stock of TD Group consists of 224,400,000 shares of $.01 par value common stock and 149,600,000 shares of $.01 par value preferred stock. The total number of shares of common stock outstanding at September 30, 2006 and 2005 was 44,664,020 and 44,201,628, respectively. There were no shares of preferred stock outstanding at September 30, 2006 and September 30, 2005. The terms of the preferred stock have not been established.

        On December 19, 2005, TD Group filed a registration statement on Form S-1 with the Securities and Exchange Commission (the "SEC") for its proposed IPO in connection with the sale by certain selling stockholders of TD Group's common stock. The registration statement was declared effective by the SEC on March 14, 2006 at a public offering price of $21.00 per share. The number of shares offered by the selling stockholders was 10,954,570. The selling stockholders also granted the underwriters a 30-day option to purchase up to 1,643,186 additional shares to cover any over-allotments. The underwriters' over-allotment option was exercised on March 15, 2006. The proceeds from the sale of shares of TD Group's common stock sold in the IPO were solely for the account of the selling stockholders. TD Group did not receive any proceeds from the sale of shares by the selling stockholders.

        2006 Stock Incentive Plan—In conjunction with the consummation of the IPO, a 2006 stock incentive plan was implemented under TD Group. TD Group has reserved 2,619,668 shares of its common stock for issuance to key employees, directors or consultants under the plan. As of September 30, 2006, 2,370 shares had been issued as restricted stock. The compensation committee established vesting and performance requirements that must be met prior to the vesting of an award, as well as other terms and conditions relating to such awards. Options granted under the plan will expire no later than the tenth anniversary of the applicable date of grant of the options, and will have an exercise price of not less than the fair market value of our common stock on the date of grant.

        At September 30, 2006, 2,617,298 remaining shares were available for award under TD Group's stock incentive plan.

        2003 Stock Option Plan—In conjunction with the Merger (see Note 1), certain executives and key employees of the Company were granted stock options under TD Group's 2003 stock option plan. In addition to the stock options issued under the plan covering the Company's employees, members of the Company's board of directors have also been granted stock options of TD Group. TD Group has reserved 9,339,453 shares of its common stock for issuance to the Company's employees under the plans, 9,052,197 of which had been issued as of September 30, 2006. The options generally vest upon: (1) the achievement of certain earnings targets, (2) a change in the control of TD Group, or (3) certain specified dates in the option agreements. Unless terminated earlier, the options expire ten years from the date of grant.

        The Company accounts for the TD Group stock option activity in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and, accordingly, measures compensation expense under the plans based on the estimated fair value of the awards on the grant dates and amortizes the expense over the options' vesting periods. The fair value of the option awards is determined using the Black-Scholes option pricing model and the following assumptions: risk-free interest rate ranging from 2.5% to 5.09%, expected option life ranging from four to five years, expected volatility of 30% for option grants issued subsequent to December 20, 2005, and no dividend yield.

        Option activity was as follows during the fiscal years ended September 30, 2006, 2005 and 2004:

	Fiscal Year Ended September 30, 2006		Fiscal Year Ended September 30, 2005		Fiscal Year Ended September 30, 2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	7,679,345	$5.13	7,216,557	$4.80	7,310,774	$4.69
Granted	1,051,060	17.42	462,788	10.39	209,440	6.68
Exercised/cancelled	(629,266)	(4.11)	—	—	(303,657)	3.58

Outstanding at end of period	8,101,139	7.44	7,679,345	5.13	7,216,557	4.80

Exercisable at end of period	5,596,600	5.35	4,663,559	4.04	4,026,487	3.30

        During the fiscal years ended September 30, 2006, 2005 and 2004, the weighted average fair value of each option granted was $4.60, $1.46 and $.93, respectively. Non-cash stock option compensation expense recognized during these periods was $2.4 million, $1.0 million and $0.6 million, respectively.

        The following table summarizes information about stock options outstanding at September 30, 2006:

Exercise Price	Outstanding Shares	Weighted- Average Remaining Contractual Life (In Years)	Number Exercisable
0.45	27,577	3.26	27,577
0.75	62,907	3.26	62,907
0.79	192,171	6.81	192,171
2.34	456,089	2.89	456,089
2.36	269,960	3.26	269,960
2.38	1,125,324	3.26	1,125,324
2.65	136,310	3.81	136,310
3.15	72,163	2.31	72,163
3.35	364,943	4.63	364,943
3.39	20,014	5.80	20,014
5.80	60,863	6.13	60,863
6.68	3,832,183	5.99	2,207,584
8.52	278,240	8.25	125,341
13.37	738,515	5.88	374,520
22.21	389,000	9.71	77,777
22.66	30,000	9.94	5,998
25.34	44,880	9.00	17,059

	8,101,139		5,596,600

        At September 30, 2006, 287,256 remaining options were available for award under TD Group's 2003 stock option plan.

15.    EARNINGS PER SHARE CALCULATION

        The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Years Ended September 30,
	2006	2005	2004
	(in thousands, except per share data)
Basic Earnings Per Share Computation:
Net Income	$25,117	$34,687	$13,622

Weighted-average common shares outstanding	44,415	44,202	44,193

Basic earnings per share	$0.57	$0.78	$0.31

Diluted Earnings Per Share Computation:
Net Income	$25,117	$34,687	$13,622

Weighted-average common shares outstanding	44,415	44,202	44,193
Effect of dilutive options outstanding	2,766	2,342	2,107

Total weighted-average shares outstanding	47,181	46,544	46,300

Diluted earnings per share	$0.53	$0.75	$0.29

        There were approximately 0.1 million stock options outstanding at September 30, 2006 excluded from the diluted earnings per share computation due to the anti-dilutive effect of such options.

16.    LEASES

        TransDigm leases three manufacturing facilities. The facility leases require annual rental payments ranging from approximately $0.8 million to $1.4 million through January 2013. One of the facility leases is with a company in which one of our executive officers is an owner. The term of the lease is through December 2009, although it may be terminated early under certain circumstances. The monthly base rental payment for the property is $50,500. The lease may be renewed for an additional five years, subject to an adjustment to the monthly base rental for the extended period to $54,000. TransDigm also leases office space for its corporate headquarters. The office space leases require rental payments of $0.1 million per year through fiscal 2011.

        TransDigm also has commitments under operating leases for vehicles and equipment. Rental expense during the years ended September 30, 2006, 2005 and 2004 was $2.1 million, $1.9 million and $1.4 million, respectively. Future, minimum rental commitments at September 30, 2006 under operating leases having initial or remaining non-cancelable lease terms exceeding one year are $2.3 million in fiscal 2007, $1.7 million in fiscal 2008, $1.6 million in fiscal 2009, $1.1 million in fiscal 2010, $0.9 million in fiscal 2011, and $1.1 million thereafter.

17.    FAIR VALUE OF FINANCIAL INSTRUMENTS

        The Company has various financial instruments, including cash and cash equivalents, accounts receivable and payable, accrued liabilities, interest rate swap (see Note 3) and long-term debt. The carrying value of the Company's cash and cash equivalents, accounts receivable and payable, and accrued liabilities approximates their fair value due to the short-term maturities of these assets and liabilities. The Company also believes that the aggregate fair value of its term loans approximates its carrying amount because the interest rates on the debt are reset on a frequent basis to reflect current market rates. The estimated fair value of the Company's 7 3/4% Senior Subordinated Notes approximated $280 million at September 30, 2006 based upon quoted market prices.

18.    CONTINGENCIES

        During the ordinary course of business, the Company is from time to time threatened with, or may become a party to, legal actions and other proceedings. While the Company is currently involved in certain legal proceedings, it believes the results of these proceedings will not have a material adverse effect on its financial condition, results of operations, or cash flows. The Company believes that its potential exposure to such legal actions is adequately covered by its aviation product and general liability insurance.

19.    QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter Ended December 31, 2005	Second Quarter Ended April 1, 2006	Third Quarter Ended July 1, 2006	Fourth Quarter Ended September 30, 2006
	(in thousands, except per share amounts)
Year Ended September 30, 2006
Net sales	$100,140	$108,276	$110,856	$115,892
Gross profit	49,243	56,477	57,107	58,463
Net income	8,984	14,274	(13,363)	15,222
Basic earnings per share	$0.20	$0.32	$(0.30)	$0.34
Diluted earnings per share	$0.19	$0.30	$(0.30)	$0.32
	First Quarter Ended January 1, 2005	Second Quarter Ended April 2, 2005	Third Quarter Ended July 2, 2005	Fourth Quarter Ended September 30, 2005
	(in thousands, except per share amounts)
Year Ended September 30, 2005
Net sales	$80,270	$91,392	$97,627	$104,964
Gross profit	39,473	45,058	47,892	51,847
Net income	6,367	8,764	9,529	10,027
Basic earnings per share	$0.14	$0.20	$0.22	$0.23
Diluted earnings per share	$0.14	$0.19	$0.21	$0.22

20.    NEW ACCOUNTING STANDARDS

        In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"). This statement requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Accumulated Other Non-Shareowners' Changes in Equity, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date, the date at which plan assets and the benefit obligation are measured, is required to be the company's fiscal year end. Presently, the Company uses a September 30 measurement date for its defined benefit pension plans. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company anticipates that the adoption of this pronouncement will not have a material impact on its consolidated financial position or results of operations.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

        In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes the minimum accounting and disclosure requirements of uncertain tax positions. FIN 48 also provides guidance on the derecognition, measurement, classification, interest and penalties, and transition of uncertain tax positions. FIN 48 is effective for fiscal periods after December 15, 2006. The Company is currently analyzing the expected impact of adoption of FIN 48 on its financial statements.

        During December 2004, the FASB issued SFAS 123(R), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company will adopt this pronouncement effective October 1, 2006. The Company anticipates that the adoption of this pronouncement will not have a material impact on its consolidated financial position or results of operations.

21.    SUBSEQUENT EVENTS

        On October 3, 2006, the Company completed the acquisition of CDA InterCorp for $45 million in cash. The purchase price is subject to adjustment based upon a final determination of working capital as of the closing of the acquisition. The transaction was funded through the use of the Company's existing cash balances. CDA InterCorp designs and manufactures specialized controllable drive actuators, motors, transducers, and gearing.

22.    SUPPLEMENTAL GUARANTOR INFORMATION

        TransDigm's 7 3/4% Senior Subordinated Notes (see Note 9) are jointly and severally guaranteed, on a senior subordinated basis, by TransDigm Inc. and TransDigm Inc.'s Domestic Restricted Subsidiaries, as defined therein. The following supplemental consolidating condensed financial information presents the balance sheets of the Company as of September 30, 2006 and September 30, 2005 and its statements of operations and cash flows for the fiscal years ended September 30, 2006, September 30, 2005 and September 30, 2004.

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING BALANCE SHEET
AS OF SEPTEMBER 30, 2006
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,604	$62,561	$(2,948)	$—	$61,217
Trade accounts receivable—Net	—	27,770	37,798	—	65,568
Income taxes receivable	—	9,366	—	—	9,366
Inventories	—	32,072	57,171	—	89,243
Deferred income taxes	—	7,390	—	—	7,390
Prepaid expenses and other	(248)	778	867	—	1,397

Total current assets	1,356	139,937	92,888	—	234,181
INVESTMENT IN SUBSIDIARIES AND INTERCOMPANY BALANCES	358,106	1,338,439	(10,992)	(1,685,553)	—
PROPERTY, PLANT AND EQUIPMENT—Net	—	24,895	37,956	—	62,851
GOODWILL	—	446,326	431,503	—	877,829
TRADEMARKS AND TRADE NAMES	—	52,997	72,500	—	125,497
OTHER INTANGIBLE ASSETS—Net	—	37,086	63,376	—	100,462
DEBT ISSUE COSTS—Net	—	14,872	—	—	14,872
OTHER	—	858	162	—	1,020

TOTAL ASSETS	$359,462	$2,055,410	$687,393	$(1,685,553)	$1,416,712

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$—	$11,690	$7,074	$—	$18,764
Accured liabilities	139	16,450	8,086	—	24,675

Total current liabilities	139	28,140	15,160	—	43,439
LONG-TERM DEBT—Less current portion	—	925,000	—	—	925,000
DEFERRED INCOME TAXES	(5,606)	83,715	—	—	78,109
OTHER NON-CURRENT LIABILITIES	1,888	4,355	880	—	7,123

Total liabilities	(3,579)	1,041,210	16,040	—	1,053,671

STOCKHOLDERS' EQUITY	363,041	1,014,200	671,353	(1,685,553)	363,041

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$359,462	$2,055,410	$687,393	$(1,685,553)	$1,416,712

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING BALANCE SHEET
AS OF SEPTEMBER 30, 2005
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$106,082	$(1,861)	$—	$104,221
Trade accounts receivable—Net	—	26,447	37,107	—	63,554
Inventories	—	24,673	51,404	—	76,077
Deferred income taxes	95	12,651	—	—	12,746
Prepaid expenses and other	—	564	1,184	—	1,748

Total current assets	95	170,417	87,834	—	258,346
INVESTMENT IN SUBSIDIARIES AND INTERCOMPANY BALANCES	612,768	2,038,972	702,134	(3,353,874)	—
PROPERTY, PLANT AND EQUIPMENT—Net	—	24,844	38,780	—	63,624
GOODWILL	—	424,777	430,907	—	855,684
TRADEMARKS AND TRADE NAMES	—	52,997	72,500	—	125,497
OTHER INTANGIBLE ASSETS—Net	—	37,283	67,171	—	104,454
DEBT ISSUE COSTS—Net	—	19,340	—	—	19,340
OTHER	—	803	—	—	803

TOTAL ASSETS	$612,863	$2,769,433	$1,399,326	$(3,353,874)	$1,427,748

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term liabilities	$—	$2,943	$—	$—	$2,943
Accounts payable	—	9,093	7,326	—	16,419
Accrued liabilities	88,540	23,812	8,073	—	120,425

Total current liabilities	88,540	35,848	15,399	—	139,787
LONG-TERM DEBT—Less current portion	199,997	686,906	—	—	886,903
DEFERRED INCOME TAXES	(8,781)	73,731	—	—	64,950
OTHER NON-CURRENT LIABILITIES	—	2,001	1,000	—	3,001

Total liabilities	279,756	798,486	16,399	—	1,094,641

STOCKHOLDERS' EQUITY	333,107	1,970,947	1,382,927	(3,353,874)	333,107

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$612,863	$2,769,433	$1,399,326	$(3,353,874)	$1,427,748

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2006
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET SALES	$—	$182,696	$252,468	$—	$435,164
COST OF SALES	—	82,081	131,793	—	213,874

GROSS PROFIT	—	100,615	120,675	—	221,290

OPERATING EXPENSES:
Selling and administrative	2,650	26,375	19,284	—	48,309
Amortization of intangibles	—	2,177	4,020	—	6,197
Refinancing Costs	5,531	43,086	—	—	48,617

Total operating expenses	8,181	71,638	23,304	—	103,123

INCOME (LOSS) FROM OPERATIONS	(8,181)	28,977	97,371	—	118,167
OTHER INCOME (EXPENSES)
Interest expense—Net	(16,564)	(51,955)	(8,213)	—	(76,732)
Equity in income of subsidiaries	43,307	54,029	—	(97,336)	—

INCOME BEFORE INCOME TAXES	18,562	31,051	89,158	(97,336)	41,435
INCOME TAX PROVISION (BENEFIT)	(6,555)	(12,256)	35,129	—	16,318

NET INCOME	$25,117	$43,307	$54,029	$(97,336)	$25,117

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2005
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET SALES	$—	$160,544	$213,709	$—	$374,253
COST OF SALES	—	75,043	114,940	—	189,983

GROSS PROFIT	—	85,501	98,769	—	184,270

OPERATING EXPENSES:
Selling and administrative	—	21,678	17,265	—	38,943
Amortization of intangibles	—	2,255	5,492	—	7,747

Total operating expenses	—	23,933	22,757	—	46,690

INCOME FROM OPERATIONS	—	61,568	76,012	—	137,580
OTHER INCOME (EXPENSES)
Interest expense—Net	(40,805)	(44,038)	4,577	—	(80,266)
Equity in income of subsidiaries	60,522	49,709	—	(110,231)	—

INCOME BEFORE INCOME TAXES	19,717	67,239	80,589	(110,231)	57,314
INCOME TAX PROVISION (BENEFIT)	(14,970)	6,717	30,880	—	22,627

NET INCOME	$34,687	$60,522	$49,709	$(110,231)	$34,687

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2004
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET SALES	$—	$129,438	$171,265	$—	$300,703
COST OF SALES	—	61,584	102,614	—	164,198

GROSS PROFIT	—	67,854	68,651	—	136,505

OPERATING EXPENSES:
Selling and administrative	—	19,142	12,059	—	31,201
Amortization of intangibles	—	4,609	5,716	—	10,325

Total operating expenses	—	23,751	17,775	—	41,526

INCOME FROM OPERATIONS	—	44,103	50,876	—	94,979
OTHER INCOME (EXPENSES)
Interest expense—Net	(37,738)	(42,669)	5,732	—	(74,675)
Equity in income of subsidiaries	37,325	36,401	—	(73,726)	—

INCOME (LOSS) BEFORE INCOME TAXES	413	37,835	56,608	(73,726)	20,304
INCOME TAX PROVISION (BENEFIT)	(14,035)	510	20,207	—	6,682

NET INCOME	$13,622	$37,325	$36,401	$(73,726)	$13,622

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2006
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations		Total Consolidated
OPERATING ACTIVITIES:
Net income	$25,117	$43,307	$54,029		$(97,336)	$25,117
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(123,014)	(724)	4,343		97,336	(22,059)

Net cash provided by (used in) operating activities	(97,897)	42,583	58,372		—	3,058

INVESTING ACTIVITIES:
Capital expenditures	—	(3,292)	(5,058)		—	(8,350)
Acquisition of businesses	—	(26,973)	—		—	(26,973)

Net cash used in investing activities	—	(30,265)	(5,058)		—	(35,323)

FINANCING ACTIVITIES:
Changes in intercompany activities	298,072	(243,671)	(54,401)		—	—
Borrowings under New Senior Secured Credit Facility—net of fees	—	640,783	—		—	640,783
Proceeds from senior subordinated notes	—	268,754	—		—	268,754
Borrowings under TD Group Loan Facility—net of fees	—	193,752	—		—	193,752
Proceeds from exercise of stock options	1,429	—	—		—	1,429
Repayment of amounts borrowed under former credit facility	—	(289,849)	—		—	(289,849)
Repayment of 8 3/8% senior subordinated notes	—	(425,611)	—		—	(425,611)
Repayment of TD Group Loan Facility	(200,000)	—	—		—	(200,000)
Repayment of 12% senior unsecured promissory notes	—	(199,997)	—		—	(199,997)

Net cash provided by (used in) financing activities	99,501	(55,839)	(54,401)		—	(10,739)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,604	(43,521)	(1,087)		—	(43,004)
CASH AND CASH EQUIVALENTS— Beginning of year	—	106,082	(1,861)		—	104,221

CASH AND CASH EQUIVALENTS— End of year	$1,604	$62,561	$(2,948)	$		$61,217

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
OPERATING ACTIVITIES:
Net income	$34,687	$60,522	$49,709	$(110,231)	$34,687
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(42,088)	(24,020)	1,885	110,231	46,008

Net cash provided by (used in) operating activities	(7,401)	36,502	51,594	—	80,695
INVESTING ACTIVITIES:
Capital expenditures	—	(3,516)	(4,444)	—	(7,960)
Acquisition of businesses	—	(63,171)	—	—	(63,171)
Purchase of marketable securities	—	(65,374)	—	—	(65,374)
Sale and maturity of marketable securities	—	115,975	—	—	115,975

Net cash used in investing activities	—	(16,086)	(4,444)	—	(20,530)
FINANCING ACTIVITIES:
Changes in intercompany activities	7,401	39,960	(47,361)	—	—
Repayment of amounts borrowed under former credit facility	—	(2,942)	—	—	(2,942)
Payment of license obligation	—	(1,500)	—	—	(1,500)

Net cash provided by (used in) financing activities	7,401	35,518	(47,361)	—	(4,442)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	55,934	(211)	—	55,723
CASH AND CASH EQUIVALENTS— Beginning of year	—	50,148	(1,650)	—	48,498

CASH AND CASH EQUIVALENTS— End of year	$—	$106,082	$(1,861)	$—	$104,221

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2004
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
OPERATING ACTIVITIES:
Net income	$13,622	$37,325	$36,401	$(73,726)	$13,622
Adjustments to reconcile net income (loss) to net cash provided by operating activities	15,085	(4,571)	13,277	73,726	97,517

Net cash provided by operating activities	28,707	32,754	49,678	—	111,139

INVESTING ACTIVITIES:
Capital expenditures	—	(2,117)	(3,299)	—	(5,416)
Acquisition of businesses	—	(21,531)	—	—	(21,531)
Purchase of marketable securities	—	(94,675)	—	—	(94,675)
Sale and maturity of marketable securities	—	44,003	—	—	44,003

Net cash used in investing activities	—	(74,320)	(3,299)	—	(77,619)

FINANCING ACTIVITIES:
Changes in intercompany activities	(28,492)	76,071	(47,579)	—	—
Payment of license obligation	—	(1,500)	—	—	(1,500)
Proceeds from issuance of common stock	24	—	—	—	24
Repayment of amounts borrowed under credit facility	—	(2,209)	—	—	(2,209)
Purchase of common stock	(239)	—	—	—	(239)

Net cash provided by (used in) financing activities	(28,707)	72,362	(47,579)	—	(3,924)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	30,796	(1,200)	—	29,596
CASH AND CASH EQUIVALENTS— Beginning of year	—	19,352	(450)	—	18,902

CASH AND CASH EQUIVALENTS— End of year	$—	$50,148	$(1,650)	$—	$48,498

TRANSDIGM GROUP INCORPORATED

VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED SEPTEMBER 30, 2006, SEPTEMBER 30, 2005, AND SEPTEMBER 30, 2004
(Amounts in Thousands)

	Column B
Column A		Column C		Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Acquisitions	Deductions from Reserve(1)	Balance at End of Period
Year Ended September 30, 2006
Allowance for doubtful accounts	$1,110	$627	$257	$834	$1,160
Reserve for excess and obsolete inventory	6,738	2,050	—	894	7,894
Year Ended September 30, 2005
Allowance for doubtful accounts	864	424	78	256	1,110
Reserve for excess and obsolete inventory	6,657	865	728	1,512	6,738
Year Ended September 30, 2004
Allowance for doubtful accounts	1,240	(230)	324	470	864
Reserve for excess and obsolete inventory	7,041	715	77	1,176	6,657

(1)
The amounts in this column represent charge-offs net of recoveries.

 Independent Auditors' Report

The Board of Directors
Aviation Technologies, Inc.:

        We have audited the consolidated balance sheets of Aviation Technologies, Inc. and subsidiaries (the Company) as of December 31, 2006, and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aviation Technologies, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ KPMG LLP

San Diego, California
April 16, 2007

 AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(Dollars in thousands)

	2006	2005
Assets (Pledged)
Current assets:
Cash and cash equivalents	$139	854
Accounts receivable, net of allowance for doubtful accounts of $307 and $292 in 2006 and 2005, respectively	17,394	12,730
Inventories	14,271	16,292
Prepaid expenses and other current assets	968	476
Income tax refundable	407	—
Deferred tax assets	3,269	1,941

Total current assets	36,448	32,293
Property, plant, and equipment, net of accumulated depreciation of $3,681 and $2,278 in 2006 and 2005, respectively	13,806	14,741
Goodwill	74,894	79,034
Other intangibles, net of accumulated amortization of $5,134 and $3,849 in 2006 and 2005, respectively	33,316	30,981
Capitalized financing fees, net of accumulated amortization of $633 and $320 in 2006 and 2005, respectively	1,327	1,633

Total assets	$159,791	158,682

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$4,203	2,880
Accrued salaries and wages	2,419	2,239
Accrued liabilities	5,381	4,715
Current portion of long-term debt	325	437
Income taxes payable	—	2,740

Total current liabilities	12,328	13,011

Long-term debt	33,177	48,010
Deferred tax liabilities	10,027	10,762
Other long-term liabilities	350	404

Total long-term liabilities	43,554	59,176

Stockholders' equity:
Common stock, $0.01 par value. Authorized 1,500,000 shares; issued and outstanding 681,900 and 681,500 in 2006 and 2005, respectively	7	7
Additional paid-in capital	69,402	68,351
Retained earnings	34,467	18,137
Accumulated other comprehensive income	33	—

Total stockholders' equity	103,909	86,495

Total liabilities and stockholders' equity	$159,791	158,682

See accompanying notes to consolidated financial statements.

 AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in thousands)

	2006	2005	2004
Net sales	$104,978	83,869	69,242
Cost of sales	56,552	44,323	38,091

Gross profit	48,426	39,546	31,151

Operating expenses:
Selling, general, and administrative expenses	13,240	11,335	9,968
Research and development	5,466	3,842	2,740
Amortization of intangible assets	1,284	903	1,420
Gain on sale of property	—	(1,534)	—

Total operating expenses	19,990	14,546	14,128

Income from operations	28,436	25,000	17,023

Other (income) expense, net:
Interest expense	3,544	5,688	8,901
Income from investment	—	(2,151)	—
Loss on early extinguishment of debt	—	3,647	—
Other	116	(2)	(25)

Total other expense	3,660	7,182	8,876

Income from continuing operations before taxes	24,776	17,818	8,147
Provision for income taxes	8,634	5,697	3,148

Income from continuing operations	16,142	12,121	4,999
Gain (loss) from discontinued operations, net of income tax benefit of $188 in 2006 and income tax expense of $4,273 and $3,072 in 2005 and 2004, respectively	188	(2,993)	4,042

Net income	$16,330	9,128	9,041

See accompanying notes to consolidated financial statements.

 AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Dollars in thousands)

	Common stock	Shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total stockholders' equity
Balance, December 31, 2003	$7	681,500	$68,143	138	221	68,509
Stock-based compensation	—	—	36	—	—	36
Comprehensive income (loss):
Net income	—	—	—	9,041	—	9,041
Foreign currency translation adjustment	—	—	—	—	349	349

Total comprehensive income						9,390

Balance December 31, 2004	7	681,500	68,179	9,179	570	77,935
Stock-based compensation	—	—	36	—	—	36
Tri-Star distribution	—	—	136	—	(482)	(346)
Dividend paid	—	—	—	(170)	—	(170)
Comprehensive income (loss):
Net income	—	—	—	9,128	—	9,128
Foreign currency translation adjustment	—	—	—	—	(88)	(88)

Total comprehensive income						9,040

Balance, December 31, 2005	7	681,500	68,351	18,137	—	86,495
Stock-based compensation	—	—	1,011	—	—	1,011
Exercise of employee stock options	—	400	40	—	—	40
Comprehensive income (loss):
Net income	—	—	—	16,330	—	16,330
Foreign currency translation adjustment	—	—	—	—	33	33

Total comprehensive income						16,363

Total stockholders' equity	$7	681,900	$69,402	34,467	33	103,909

See accompanying notes to consolidated financial statements.

 AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006, 2005 and 2004

(Dollars in thousands)

	2006	2005	2004
Cash flows from operating activities:
Net income	$16,330	9,128	9,041
Gain on sale of property	—	(1,534)	—
Noncash adjustments:
Allowance for doubtful accounts	68	114	(234)
Depreciation	1,848	1,577	2,846
Loss on disposal of property, plant, and equipment	196	—	—
Amortization	1,598	1,350	2,561
Deferred taxes	(1,093)	877	2,752
Stock-based compensation	1,011	36	36
Loss on early extinguishment of debt (noncash)	—	2,469	—
Changes in assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(4,732)	(1,606)	(2,600)
Inventories	1,928	(3,039)	313
Prepaid expenses and other current assets	(492)	479	(1,004)
Accounts payable	1,323	271	(1,288)
Accrued salaries and wages, and liabilities	746	(872)	2,577
Income taxes (refundable) payable	(3,147)	4,020	(13)
Other long-term liabilities	(54)	(42)	(385)

Net cash provided by operating activities	15,530	13,228	14,602

Cash flows from investing activities:
Capital expenditures	(1,296)	(5,313)	(1,357)
Proceeds from sale of property	—	4,109	—
Proceeds from redemption of investment in preferred stock	—	35,000	—
Acquisition of businesses, net of cash received	(70)	(11,668)	(23,353)

Net cash (used in) provided by investing activities	(1,366)	22,128	(24,710)

Cash flows from financing activities:
Proceeds from issuance of debt	—	98,912	23,000
Proceeds from exercise of stock options	40	—	—
Repayment of long-term debt	(11,447)	(135,096)	(7,892)
Proceeds from (repayment of) revolver, net	(3,498)	2,711	(4,952)
Payment of capital lease obligations	—	(37)	(73)
Payment of debt issuance costs	(7)	(918)	(512)
Dividend paid	—	(170)	—

Net cash (used in) provided by financing activities	(14,912)	(34,598)	9,571

Effect of exchange rate changes on cash	33	—	—

Net (decrease) increase in cash and cash equivalents	(715)	758	(537)
Beginning cash and cash equivalents	854	96	633

Ending cash and cash equivalents	$139	854	96

Supplemental disclosures of cash flow information:
Income taxes paid	$12,686	5,436	4,556
Interest paid	3,514	6,506	8,838

See accompanying notes to consolidated financial statements.

 AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

(1)    Summary of Significant Accounting Policies

(a) Description of the Business

        Aviation Technologies, Inc. (the Company) is a provider of custom-engineered proprietary integrated assemblies, subassemblies, and component parts to the aerospace industry. The Company, previously known as Wings Holdings, Inc., began operations on May 23, 2003 when it acquired businesses comprising the specialty avionics group of DeCrane Aircraft. The Company acquired 100% of the outstanding common shares of Avtech Corporation (Avtech) and Tri-Star Electronics International, Inc. (Tri-Star) and the net assets of Aerospace Display Systems, LLC (ADS). Avtech is a manufacturer of electrical and electronic equipment for the aerospace industry located in Seattle, Washington. Tri-Star is a manufacturer of power and signal contacts located in El Segundo, California and Lugano, Switzerland. ADS is a manufacturer of custom liquid crystal displays, modules, instruments, and chronometers for use in aircraft cockpits. On May 21, 2004, the Company acquired Transicoil from Horizon Aerospace. Transicoil, which includes a subsidiary located in Malaysia, is a manufacturer of aircraft components and controls, panels and displays, various instruments, and pressure products. In early 2005, the Company merged the operations of ADS and Transicoil. The combined operations are hereinafter referred to as ADS Transicoil. ADS Transicoil is located in Collegeville, Pennsylvania.

        On March 1, 2005, the Company's common equity interest in Tri-Star was distributed to the Company's shareholders. See note 2, "Tri-Star Distribution and Discontinued Operation," for more information.

        On November 18, 2005, the Company acquired 100% of the common stock of West Coast Specialties (WCS), a manufacturer of custom electro-mechanical control and lighted display products for the aircraft and aerospace industries. See note 4, "The WCS Acquisition," for more information.

(b) Basis of Presentation

        The consolidated financial statements as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Use of Estimates

        The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) Inventories

        Inventories are stated at the lower of cost or market, as determined under methods that approximate the first-in, first-out (FIFO) method for component parts and average cost for integrated assemblies and subassemblies. Costs include materials, labor, and manufacturing overhead. Provision for obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts.

(e) Property, Plant, and Equipment

        Property, plant, and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Useful lives for machinery and equipment range from three to ten years. Building and building improvements are depreciated over their estimated useful lives of thirty years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or remaining lease term, whichever is less. Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or disposal, the cost and accumulated depreciation of property and equipment are reduced and any gain or loss is recorded in income or expense.

(f) Goodwill and Other Intangible Assets

        The fair value of significant intangible assets acquired in business combinations was determined based on third-party appraisals. Goodwill represents the excess of costs over the fair value of identifiable net assets of businesses acquired determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Intangible assets are accounted for in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Pursuant to SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

(g) Accrued Warranties

        The Company sells certain products to customers with various repair or replacement warranties. The terms of the warranties vary according to the customer and/or product involved. The most common warranty periods are generally from 12 to 36 months from the date of sale.

        Provisions for estimated future warranty costs are made in the period the related product sale is recorded and are based on historical experience with respect to warranty costs. Changes in estimates with respect to warranty liabilities are recorded in the period in which such changes occur. Classification between short- and long-term warranty obligations is estimated based on historical payment trends.

        The following represents activity within accrued warranties for the years ended December 31, 2006 and 2005:

	2006	2005
Accrued warranties as of beginning of period	$809	914
Purchased accrued warranty	100	—
Accruals for warranties issued during the period	1,229	459
Settlements made during the period	(779)	(564)

Accrued warranties as of end of period	$1,359	809

(h) Foreign Currency Translation and Transactions

        The financial statements of Tri-Star during the period of ownership were translated into U.S. dollars from Tri-Star's functional currency, the Swiss franc, and the financial statements of the Transicoil subsidiary in Malaysia were translated into U.S. dollars from its functional currency, the Malaysian ringgit, in the consolidated financial statements. Assets and liabilities were translated at the exchange rate on the balance sheet date and income statement amounts were translated at average exchange rates in effect during the period. The net translation adjustment is reflected as a component of accumulated comprehensive income or loss within stockholders' equity.

        Realized foreign currency exchange gains and losses included in other expenses in the consolidated statements of income were $0 and $40 in gains and $196 in losses for the years ended December 31, 2006, 2005, and 2004, respectively.

(i) Revenue Recognition

        Revenues from the sale of manufactured products are recognized upon shipment of product to the customer provided that the Company has received a signed purchase order, the price is fixed, title has transferred, collection of the resulting receivables is probable, product returns are reasonably estimable, and there are no remaining significant obligations. Revenues for services are recognized when the service is provided and are not significant to consolidated revenues.

(j) Research and Development Costs

        Research and development costs are expensed as incurred. Such costs were $5,466, $3,842, and $2,740 for the years ended December 31, 2006, 2005, and 2004, respectively.

(k) Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Statements of Cash Flows

        For purposes of the consolidated statements of cash flows, cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of purchase.

(m) Impairment of Long-Lived Assets

        In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The Company did not incur any impairment charges in the years ended December 31, 2006, 2005, and 2004 and the Company has no assets held for sale in the December 31, 2006 or 2005 consolidated balance sheets.

        Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The Company did not incur any goodwill impairment charges in the years ended December 31, 2006, 2005, and 2004.

(n) Stock Option Plans

        On January 1, 2006, the Company began to measure the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award and to recognize the cost over the requisite service period in accordance with SFAS No. 123R, Share-Based Payment. Upon adoption of the new accounting method, the Company used the prospective transition method, under which the consolidated financial statements for periods prior to the date of adoption were not adjusted for the change in accounting. As a result of adopting the new standard, earnings before income taxes for 2006 decreased by $1,009, and net earnings decreased by $856. These results reflect stock compensation expense of $1,009 and tax benefits of $153.

        Prior to January 1, 2006, the Company used the intrinsic value method to account for stock-based employee compensation under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation (FIN) No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 and therefore the Company did not recognize compensation expense in association with options granted at or above the market price of our common stock at the date of grant.

(o) New Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements, which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

        In September 2006, the United States Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements using both a balance sheet and income statement approach and evaluating whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 became effective with our fiscal year ended December 31, 2006, and did not have an impact on our results of operations or financial condition.

        In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. FIN No. 48 prescribes the minimum accounting and disclosure requirements of uncertain tax positions. FIN No. 48 also provides guidance on the derecognition, measurement, classification, interest and penalties, and transition of uncertain tax positions. FIN No. 48 is effective for fiscal periods beginning after December 15, 2006. The Company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

(p) Reclassifications

        Certain reclassifications have been made to the previously reported 2005 and 2004 consolidated financial statements in order to provide consistency with the 2006 presentation. These reclassifications did not affect previously reported income from continuing operations before taxes or net income.

(2)    Tri-Star Distribution and Discontinued Operation

        On March 1, 2005, the Company reorganized its equity interest in Tri-Star and Tri-Star issued a stock dividend of 681,500 shares of common stock and 35,000 shares of preferred stock to the Company. The preferred stock had a face value of $35,000, had liquidation preferences over the common stock, and provided a 13% cumulative dividend. The preferred stock had no voting rights. Immediately after the Tri-Star stock dividend, the Company distributed the entirety of its common stock interest in Tri-Star with a book value of $346 to its shareholders. As a result of the above transactions, subsequent to March 1, 2005, the Company no longer controlled Tri-Star and Tri-Star ceased to be consolidated into the Company's financial statements. The distribution of the Company's equity interest in Tri-Star to the Company's shareholders has been accounted for as distribution of assets to shareholders and, accordingly, no gain or loss has been recorded in income as a result of the above transactions. Prior to March 1, 2005, the Company owned all of the outstanding shares of Tri-Star stock, which consisted of 100 common shares. The results of operations of Tri-Star are included in the consolidated financial statements until February 28, 2005 and are presented as a discontinued operation. The preferred stock held by the Company and accrued dividends thereon was redeemed by Tri-Star on August 16, 2005 for $37,151 of cash. The redemption of the preferred shares resulted in income tax expense of $3,720, which has been provided for in the accompanying consolidated statements of income within the results of discontinued operations. Revenue and pretax profit of Tri-Star included within discontinued operations are as follows:

	2005	2004
Net sales	$9,231	50,743
Income before taxes	1,280	7,114

        In 2006, the Company recorded a reduction of $188 to the income tax expense recorded in the prior year as a result of a true-up of the gain estimated in the provision calculation to the gain recorded in the Company's tax return.

(3)    The Transicoil Acquisition

        On May 21, 2004, the Company acquired 100% of the net assets of the Transicoil division of Horizon Aerospace. The acquisition was funded through the issuance of debt by the Company. The results of the Transicoil Acquisition operations have been included in the consolidated financial statements since the date of acquisition. Transicoil, now part of ADS Transicoil, is a manufacturer of electrical and electronic equipment for the aerospace and medical equipment industries. The aggregate purchase price was $21,092 and the direct costs of the acquisition were $2,261.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$7,852
Property, plant, and equipment	2,531
Intangible assets	5,380
Goodwill	10,233

Total assets acquired	25,996

Current liabilities	(2,643)
Long-term liabilities	—

Total liabilities assumed	(2,643)

Net assets acquired	$23,353

        The acquired intangible assets that are being amortized have a weighted average useful life of approximately 16 years.

(4)    The WCS Acquisition

        On November 18, 2005, the Company acquired 100% of the common stock of WCS, a manufacturer of custom electro-mechanical control and lighted display products for the aircraft and aerospace industries. The Company acquired WCS due to its similar product lines. The results of WCS operations have been included in the consolidated financial statements since the date of acquisition. The preliminary aggregate purchase price was $11,500.

        The purchase price allocation has been adjusted from the preliminary purchase price allocation due to a working capital true-up, as defined in the purchase agreement, of $43, and additional direct acquisition costs of $27, resulting in a final purchase price of $11,831. In addition, in 2006, the Company completed the allocation of cost to the assets acquired and liabilities assumed. As a result, inventory decreased by $93; property, plant, and equipment decreased by $187; identifiable intangible assets, comprised of backlog, technology, customer relationships, and trade names, increased by $3,620; goodwill decreased by $2,220; current liabilities increased by $100; and net deferred tax liabilities increased by $950.

        The purchase price allocation was recorded as follows:

	As reported in 2005 on a preliminary basis	As adjusted	Net change
Cash	$640	640	—
Trade receivables	863	863	—
Inventories	1,258	1,165	(93)
Deferred tax assets	—	414	414
Other current assets	82	82	—

Total current assets acquired	2,843	3,164	321
Property, plant, and equipment	472	285	(187)
Intangible assets	—	3,620	3,620
Other assets	87	87	—
Goodwill	8,955	6,735	(2,220)

Total assets acquired	12,357	13,891	1,534

Current liabilities	(596)	(696)	(100)
Deferred tax liabilities	—	(1,364)	(1,364)

Total liabilities assumed	(596)	(2,060)	(1,464)

Net assets acquired	$11,761	11,831	70

(5)    Other Intangible Assets

        Other intangible assets are comprised of the following as of December 31, 2006 and 2005:

	December 31, 2006
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
Backlog	$1,830	3–6 months	$1,830
Product technology	17,300	15–22 years	2,628
Patents	240	9–17 years	68
Customer relationships	3,680	15 years	456
Proprietary technology	400	14 years	76
Trade secrets	40	12 years	12
Trade names	590	10 years	64

Total	24,080		5,134
Intangibles with indefinite lives:
Trademark and trade names	14,370	Indefinite	—

Total	$38,450		$5,134

	December 31, 2005
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
Backlog	$1,780	3–6 months	$1,780
Product technology	16,200	22 years	1,789
Patents	150	9–17 years	23
Customer relationships	1,890	10–16 years	202
Proprietary technology	400	10–17 years	46
Trade secrets	40	12–22 years	9

Total	20,460		3,849
Intangibles with indefinite lives:
Trademark and trade names	14,370	Indefinite	—

Total	$34,830		$3,849

        Aggregate amortization expense for amortizing intangible assets was $1,284, $903, and $1,420 for the years ended December 31, 2006, 2005, and 2004, respectively. Estimated amortization expense for the next five years is: $1,165 in 2007, $1,165 in 2008, $1,165 in 2009, $1,165 in 2010, and $1,165 in 2011.

(6)    Concentrations of Credit Risk

        The Company is potentially subject to concentrations of credit risk as the Company relies heavily on customers operating in the domestic and foreign corporate and commercial aircraft industries. Generally, the Company does not require collateral or other security to support accounts receivable subject to credit risk. Under certain circumstances, deposits or cash-on-delivery terms are required. The Company maintains reserves for potential credit losses. For the years ended December 31, 2006, 2005, and 2004, one customer accounted for 18.72%, 14.95%, and 13.54% of revenues from continuing operations, respectively. One customer constituted greater than 10% of accounts receivable at December 31, 2005. No single customer constituted greater than 10% of accounts receivable at December 31, 2006 and 2004.

(7)    Inventories

        Inventories are comprised of the following as of December 31, 2006 and 2005:

	2006	2005
Raw materials	$9,240	9,154
Work in process	3,805	4,783
Finished goods	1,226	2,355

Total inventories	$14,271	16,292

(8)    Property, Plant, and Equipment

        Property, plant, and equipment include the following as of December 31, 2006 and 2005:

	2006	2005
Land	$4,526	4,526
Buildings and leasehold improvements	4,031	4,545
Machinery and equipment	7,148	6,558
Furniture and fixtures	1,782	1,390

Total cost	17,487	17,019
Accumulated depreciation	(3,681)	(2,278)

Net property, plant, and equipment	$13,806	14,741

(9)    Income Taxes

        Income tax expense attributable to income from continuing operations amounted to $8,634, $5,697 and $3,148 (an effective tax rate of 35%, 32%, and 39%) for the years ended December 31, 2006, 2005, and 2004, respectively. The actual expense (including income tax expense related to discontinued operations) differs from the federal statutory rate as shown below:

	2006	2005	2004
Computed tax expense at 35%, 35%, and 34% federal rate, respectively	$8,672	6,236	5,189
Increase (decrease) in income taxes resulting from:
Income taxes on taxable gain from Tri-Star distribution	(188)	3,720	—
State income taxes, net of federal benefit	203	307	995
Other, net	(241)	(293)	36

Total income tax expense	8,446	9,970	6,220
Income taxes attributable to discontinued operations	188	(4,273)	(3,072)

Income taxes attributable to continuing operations	$8,634	5,697	3,148

        Components of income tax expense are as follows:

	2006	2005	2004
Current	$9,539	9,093	3,468
Deferred	(1,093)	877	2,752

	$8,446	9,970	6,220

        The tax effect of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented in the following table. These temporary differences include differences between the book and tax basis of assets and liabilities acquired in the acquisition from DeCrane Aircraft and the acquisition of Transicoil.

	2006	2005
Deferred tax assets:
Allowance for doubtful accounts	$145	98
Accrued bonuses and vacation	518	372
Accrued warranty	552	292
Inventories	1,758	1,179
Deferred rent and other accruals	296	—

Total gross deferred tax assets	3,269	1,941

Deferred tax liabilities:
Property, plant, and equipment	(434)	(3,036)
Intangible assets	(9,593)	(7,726)

Total gross deferred tax liabilities	(10,027)	(10,762)

Net deferred tax liability	$(6,758)	(8,821)

        The net deferred tax liability decreased by approximately $1,900 in 2006, primarily as a result of the Company receiving an Internal Revenue Service (IRS) ruling on the tax treatment of property, plant, and equipment that was acquired from DeCrane Aircraft. As this ruling is related to an acquisition, this amount was recorded as a decrease to goodwill of approximately $1,900 in the consolidated balance sheet at December 31, 2006.

        At December 31, 2004, the Company had federal and state net operating loss carryforwards of approximately $2,629. The net operating loss carryforwards were fully utilized in 2005. The Company has not provided a valuation allowance on deferred tax assets because management believes it is more likely than not that such assets will be realized through future taxable income.

(10)    Commitments and Contingencies

(a) Litigation

        The Company and its subsidiaries are involved in routine legal and administrative proceedings incidental to the normal conduct of business. Management believes the ultimate disposition of such matters will not be material to the Company's business, consolidated financial position, results of operations, or cash flows.

(b) Lease Commitments

        The Company leases some of its facilities and equipment under operating leases. Some of the leases require payment of property taxes and include escalation clauses. Future minimum operating lease commitments under noncancelable leases are as follows as of December 31, 2006:

Year ending December 31:
2007	$781
2008	978
2009	926
2010	943
2011	961
2012 and thereafter	2,348

Total minimum payments required	$6,937

        As of December 31, 2006 and 2005, the Company has no capital lease commitments. Total rental expense charged to operations was $989, $1,388, and $2,230 for the years ended December 31, 2006, 2005, and 2004, respectively.

(11)    Employee Benefits

  401(k) Retirement Plan

        Substantially all domestic employees are eligible to participate in a 401(k) retirement plan, which is a defined contribution plan satisfying the requirements of the Employee Retirement Income Security Act of 1974. The Company's expense related to its matching contributions to this plan totaled $520, $470, and $628 for the years ended December 31, 2006, 2005, and 2004, respectively.

(12)    Related-Party Transactions

        The Company paid certain shareholders fees for services during the years ended December 31, 2006, 2005, and 2004 in the amounts of $106, $80, and $149, respectively. For the year ended December 31, 2004, fees and expenses of $2,302 were paid to shareholders for advisory and transaction services associated with the acquisitions of the businesses comprising the specialty avionics group of DeCrane Aircraft and the net assets of the Transicoil division of Horizon Aerospace.

(13)    Fair Value of Financial Instruments

        The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2006 and 2005. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2006
	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	$139	139
Financial liabilities:
Accrued salaries and wages, and liabilities	7,800	7,800
Long-term debt	33,502	33,502
	2005
	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	$854	854
Financial liabilities:
Accrued salaries and wages, and liabilities	6,954	6,954
Long-term debt	48,447	48,447

        The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

(14)    Long-Term Debt

        Long-term debt at December 31, 2006 and 2005 consisted of the following:

	2006	2005
GE Capital—revolver	$1,502	5,000
GE Capital Term C note payable for 2005:
LIBOR plus 2.00%, due quarterly through June 2011	32,000	43,447

Total debt	33,502	48,447
Less current installments	(325)	(437)

Long-term debt, excluding current installments	$33,177	48,010

        On April 1, 2005, the Company amended its secured financing agreement with GE Capital Corporation (GE Capital) and extinguished certain notes payable and a revolver in place since May 2003, with proceeds from a new Term Loan C and revolver, which are secured by the assets of the Company.

        Under the terms of the revolving credit facility, the Company may borrow an amount up to $20,000 at December 31, 2006, with the available capacity based upon certain levels of inventory and receivables. As of December 31, 2006, the outstanding balance under the revolving credit facility was $1,502 at a weighted average interest rate of 9.0%.

        As stated in note 2, the Company received $37,151 in cash from the redemption of Tri-Star preferred stock. Of this amount, approximately $33,300 was used to pay down the Term Loan C note in accordance with mandatory prepayment terms of the financing agreement.

        The refinancing resulted in a loss on early extinguishment of debt of approximately $3,647 due to the write-off of unamortized financing fees. Included in this amount are loan termination fees of approximately $1,100.

        The new agreement requires maintenance of certain financial covenants, including maximum allowable leverage, minimum fixed charged coverage ratio, and maximum capital expenditure limit. The Company is in compliance with all required financial covenants. The new agreement also contains restrictions on liens, working capital, acquisition of treasury stock, payment of cash dividends, and the acquisition or sale of subsidiaries.

        Interest on Term Loan C is payable quarterly at LIBOR plus 2.00%. In addition, each fiscal quarter, the Company must pay a commitment fee of 1/2 of 1% on the unused portion of the revolver commitment.

        The Company capitalized the debt financing fees of $7 and $918 in 2006 and 2005, respectively, for Term Loan C and the revolving line of credit. These amounts are being amortized over the life of the loan.

        Accrued interest was $228 and $238, as of December 31, 2006 and 2005, respectively, and interest paid during the years ended December 31, 2006, 2005, and 2004 was $3,514, $6,506, and $8,838, respectively.

        As required by the GE Capital financing agreement, in fiscal year 2005 the Company entered into a one-year interest rate cap agreement with Credit Suisse First Boston providing for protection from interest rate volatility on a notional amount of $31,000. The terms of the agreement effectively cap LIBOR at 5.8%. The agreement is not designated as a hedge. The fair market value at December 31, 2006 was $0.

        As required by the GE Capital credit agreement, in fiscal year 2006 the Company entered into a one-year interest rate cap agreement with Credit Suisse First Boston providing for protection from interest rate volatility on a notional amount of $18,000. The terms of the agreement effectively cap LIBOR at 8.5%. The agreement is not designated as a hedge. The fair market value at December 31, 2006 was $0.

        The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2006 are: $325 in 2007, $325 in 2008, $7,959 in 2009, $15,594 in 2010, and $7,797 in 2011.

(15)    Stock Option Plan

        The Company adopted a stock option plan (the Plan) pursuant to which the Company's board of directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 74,445 shares of authorized but unissued common stock. Stock options can be granted with an exercise price less than, equal to, or greater than the stock's fair market value at the date of grant. All stock options have 10-year terms. The options vest and become fully exercisable after eight years of continuous employment from the date of grant. However, vesting of options may accelerate in the event certain performance targets are achieved by the Company, rendering stock options fully exercisable in as soon as five years from the date of the grant. The Company's board of directors is responsible for setting performance targets and determining if the established targets have been achieved. Additionally, upon a change in control of the Company and the achievement of targeted amounts set by the preceding principal shareholders, all outstanding stock options become fully vested immediately prior to the effective date of change. As of December 31, 2006, there were 900 additional shares available for grant under the Plan.

        The estimated grant date fair value of each stock option award is determined using the Black-Scholes option pricing model. This model requires the use of subjective assumptions that have a significant impact on the fair value estimate. Expected volatility and life are determined based upon an analysis of a sample of similar companies. The risk-free interest rate is based on the U.S. Treasury yields in effect at the time of grant. The fair value of stock options granted is calculated using the assumptions as follows:

2006
Expected life (in years)	5
Risk-free rate	4.71%–5.18%
Expected volatility	30%
Dividend yield	—
Resulting weighted average grant date fair value	$380.48

        Stock option activity during the years ended December 31, 2006 and 2005 was as follows:

	Number of options outstanding	Weighted average exercise price
Balance at December 31, 2003	40,945	$100.00
Options granted	17,250	100.00
Options exercised	—	—
Options forfeited	—	—

Balance at December 31, 2004	58,195	100.00
Options granted	—	—
Options exercised	—	—
Options forfeited	—	—

Balance at December 31, 2005	58,195	100.00
Options granted	18,800	325.05
Options exercised	(400)	100.00
Options forfeited	(3,450)	100.00

Balance at December 31, 2006	73,145	158.00

	Options outstanding	Weighted average exercise price	Weighted average remaining contractual life (in years)
Balance at December 31, 2006	73,145	$158	8.5
Vested and unvested expected to vest at December 31, 2006	73,145	158	8.5
Vested and exercisable at December 31, 2006	36,553	106	8.8

        The Company settles employee stock option exercises with newly issued common shares. The following table summarizes information about the Company's stock options outstanding as of December 31, 2006:

Exercise price	Number of options outstanding	Weighted average remaining contractual life (in years)	Number of options vested
$100.00	54,345	8	35,613
$280.00	6,700	10	335
$350.00	12,100	10	605

	73,145		36,553

        During 2006, 2005, and 2004, compensation expense of $2, $36, and $36, respectively, related to options granted in 2003 and 2004, has been recorded in the accompanying consolidated financial statements. Additionally, in 2006, compensation expense of $1,009 was recorded in the accompanying consolidated financial statements as a result of options granted in 2006 and accounted for under SFAS No. 123R. Total compensation expense as a result of stock options is reflected in the consolidated financial statements as follows:

	Years ended December 31,
	2006	2005	2004
Cost of sales	$103	—	—
Research and development	65	—	—
Selling, general, and administrative expense	843	36	36

Total compensation expense	$1,011	36	36

        No compensation cost was capitalized as part of the cost of an asset in any periods presented.

        In November 2005, the FASB issued Staff Position (FSP) No. 123R-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. The Company has elected to adopt the alternative transition method provided in FSP No. 123R-3 for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital (APIC) pool related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of the employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123R. Cash used to settle equity instruments granted under share-based payment arrangements amounted to $0 in all periods presented.

        As of December 31, 2006, there was $2,013 of total unrecognized compensation cost related to unvested stock option awards. The cost is expected to be recognized over a weighted average period of two years.

(16)    Subsequent Events

        On February 7, 2007, the Company was acquired by TransDigm Inc., a wholly owned subsidiary of TransDigm Group Incorporated, for $430,000 in cash. As a result of this transaction, the Company repaid its outstanding debt in full and the Company's outstanding stock options were fully accelerated, exercised, and the shares repurchased.

Each of the aircraft pictured is not manufactured by TransDigm Group Inc. or its subsidiaries, but incorporate products manufactured by TransDigm Group Inc. or its subsidiaries.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by TD Group in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee and the NASD filing fee.

        The following statement sets forth the estimated amounts of expense to be borne by the registrant in connection with the offering described in this Registration Statement:

SEC Registration Fee	$13,614
NASD Filing Fee	44,844
Blue Sky Fees and Expenses	5,000
Legal Fees and Expenses	250,000
Accounting Fees and Expenses	125,000
Printing Expenses	150,000
Transfer Agent and Registrar Fees	5,000
Miscellaneous	75,000

Total	$668,458

Item 15.    Indemnification of Directors and Officers

        Our amended and restated certificate of incorporation limits our directors' and officers' liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors and officers will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director or officer, except for liability:

  •
  for any breach of the director's or officer's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law; or

  •
  for any transaction from which a director or officer derives an improper personal benefit.

        If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors and officers shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

        The provision regarding indemnification of our directors and officers in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

        Delaware law and our amended and restated certificate of incorporation, provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney's fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, the employment agreements to which we are a party provide for the indemnification of our employees who are party thereto.

        We also maintain a directors' and officers' insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

II-1

Item 16.    Exhibits

        The exhibits filed as a part of this registration statement are as follows:

Exhibit Number	Description
1.1	Form of Underwriting Agreement.†
4.1
Form of Certificate of Common Stock, par value $0.01 per share, of TransDigm Group Incorporated (Incorporated by reference to Amendment No. 3 to TransDigm Group Incorporated's Form S-1/A filed on March 13, 2006 (File No. 333-10834006)).
5.1	Opinion of Willkie Farr & Gallagher LLP regarding legality of the common stock.†
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.*
23.2	Consent of KPMG LLP, independent auditors.*
23.3	Consent of Willkie Farr & Gallagher LLP (included in the opinion referred to in 5.1 above).†
24.1	Power of Attorney.†

*
Filed herewith.

†
Previously filed.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on May 14, 2007.

TRANSDIGM GROUP INCORPORATED
By:	/s/ W. NICHOLAS HOWLEY Name: W. Nicholas Howley Title: Chairman of the Board of Directors and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

/s/ W. NICHOLAS HOWLEY W. Nicholas Howley	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	May 14, 2007
/s/ GREGORY RUFUS Gregory Rufus	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	May 14, 2007
* David Barr	Director	May 14, 2007
* Michael Graff	Director	May 14, 2007
* Sean P. Hennessy	Director	May 14, 2007
* Kevin Kruse	Director	May 14, 2007
* Kewsong Lee	Director	May 14, 2007

* Douglas Peacock	Director	May 14, 2007
* Dudley Sheffler	Director	May 14, 2007
*By:	/s/ GREGORY RUFUS Gregory Rufus Attorney-in-Fact

INDEX TO EXHIBITS ATTACHED TO THIS FORM S-3

Exhibit Number	Description
1.1	Form of Underwriting Agreement.†
4.1	Form of Certificate of Common Stock, par value $0.01 per share, of TransDigm Group Incorporated (Incorporated by reference to Amendment No. 3 to TransDigm Group Incorporated's Form S-1/A filed on March 13, 2006 (File No. 333-10834006)).
5.1	Opinion of Willkie Farr & Gallagher LLP regarding legality of the common stock.†
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.*
23.2	Consent of KPMG LLP, independent auditors.*
23.3	Consent of Willkie Farr & Gallagher LLP (included in the opinion referred to in 5.1 above).†
24.1	Power of Attorney (included on the signature page to this Registration Statement).†

*
Filed herewith.

†
Previously Filed.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
Industry and Market Overview
Our Competitive Strengths
Our Business Strategy
Recent Developments
Organizational Structure and Related Matters
Corporate Information
The Offering
Summary Historical and Pro Forma Condensed Consolidated Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
TransDigm Group Incorporated Unaudited Pro Forma Condensed Consolidated Statement of Income for the Twelve-Month Period Ended September 30, 2006 (In thousands, except per share data)
TransDigm Group Incorporated Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income for the Twelve-Month Period Ended September 30, 2006
TransDigm Group Incorporated Unaudited Pro Forma Condensed Consolidated Statement of Income for the Twenty-Six Week Period Ended March 31, 2007 (In thousands, except per share data)
TransDigm Group Incorporated Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income For the Twenty-Six Week Period Ended March 31, 2007
SELLING STOCKHOLDERS
UNDERWRITING
NOTICES TO NON-U.S. RESIDENTS
NOTICE TO CANADIAN INVESTORS
NOTICE TO UNITED KINGDOM INVESTORS
NOTICE TO EEA INVESTORS
NOTICE TO CERTAIN EUROPEAN INVESTORS
NOTICE TO JAPANESE INVESTORS
NOTICE TO INVESTORS IN HONG KONG
NOTICE TO SINGAPOREAN INVESTORS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
TRANSFER AGENT AND REGISTRAR
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except share amounts)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THIRTEEN AND TWENTY-SIX WEEK PERIODS ENDED MARCH 31, 2007 AND APRIL 1, 2006 (Amounts in thousands, except share data) (Unaudited)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE TWENTY SIX WEEK PERIOD ENDED MARCH 31, 2007 (Amounts in thousands, except share data) (Unaudited)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands) (Unaudited)
TRANSDIGM GROUP INCORPORATED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS THIRTEEN AND TWENTY-SIX WEEK PERIODS ENDED MARCH 31, 2007 AND APRIL 1, 2006 (UNAUDITED)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING BALANCE SHEET AS OF MARCH 31, 2007 (Amounts in thousands)
TRANSDIGM GROUP INCOPORATED CONDENSED CONSOLIDATING BALANCE SHEET AS OF SEPTEMBER 30, 2006 (Amounts in thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE TWENTY-SIX WEEK PERIOD ENDED APRIL 1, 2006 (Amounts in thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE TWENTY-SIX WEEK PERIOD ENDED MARCH 31, 2007 (Amounts in thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE TWENTY-SIX WEEK PERIOD ENDED MARCH 31, 2007 (Amounts in thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE TWENTY-SIX WEEK PERIOD ENDED APRIL 1, 2006 (Amounts in thousands)
TRANSDIGM GROUP INCORPORATED Report of Independent Registered Public Accounting Firm
TRANSDIGM GROUP INCORPORATED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND 2005 (Amounts in thousands, except share amounts)
TRANSDIGM GROUP INCORPORATED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except per share amounts)
TRANSDIGM GROUP INCORPORATED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Amounts in thousands, except share amounts)
TRANSDIGM GROUP INCORPORATED CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands)
TRANSDIGM GROUP INCORPORATED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING BALANCE SHEET AS OF SEPTEMBER 30, 2006 (Amounts in Thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING BALANCE SHEET AS OF SEPTEMBER 30, 2005 (Amounts in Thousands)
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2006 (Amounts in Thousands)
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2005 (Amounts in Thousands)
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2004 (Amounts in Thousands)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2006 (Amounts in Thousands)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2005 (Amounts in Thousands)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2004 (Amounts in Thousands)
TRANSDIGM GROUP INCORPORATED
VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED SEPTEMBER 30, 2006, SEPTEMBER 30, 2005, AND SEPTEMBER 30, 2004 (Amounts in Thousands)
Independent Auditors' Report
AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2006 AND 2005 (Dollars in thousands)
AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Dollars in thousands)
AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Dollars in thousands)
AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2006, 2005 and 2004 (Dollars in thousands)
AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006 AND 2005 (Dollars in thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS ATTACHED TO THIS FORM S-3